As filed with the Securities and Exchange Commission on March 30, 2005
                                                     1933 Act File No. 333-32266
                                                     1940 Act File No. 811-08671
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933     [ ]
                           PRE-EFFECTIVE AMENDMENT NO.       [ ]
                         POST-EFFECTIVE AMENDMENT NO. 6      [X]
                                     AND/OR
                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940      [ ]
                                AMENDMENT NO. 10             [X]
                        (CHECK APPROPRIATE BOX OR BOXES)

                 EATON VANCE ADVISERS SENIOR FLOATING-RATE FUND
                 ----------------------------------------------
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

     THE EATON VANCE BUILDING, 255 STATE STREET, BOSTON, MASSACHUSETTS 02109
     -----------------------------------------------------------------------
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (617) 482-8260
       ------------------------------------------------------------------

                                 ALAN R. DYNNER
     THE EATON VANCE BUILDING, 255 STATE STREET, BOSTON, MASSACHUSETTS 02109
     -----------------------------------------------------------------------
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)


     If any of the securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective pursuant to Rule 486:
[ ] immediately upon filing pursuant to paragraph (b)
[X] on April 1, 2005 pursuant to paragraph (b)
[ ] 60 days after filing pursuant to paragraph (a)
[ ] on (date) pursuantt o paragraph (a)


Senior Debt Portfolio has also executed this Registration Statement.

LOGO









                              EATON VANCE ADVISERS
                            SENIOR FLOATING-RATE FUND


THE INVESTMENT OBJECTIVE OF EATON VANCE ADVISERS SENIOR FLOATING-RATE FUND (THE "FUND") IS TO PROVIDE AS HIGH A LEVEL OF CURRENT INCOME AS IS CONSISTENT WITH THE PRESERVATION OF CAPITAL, BY INVESTING IN A PORTFOLIO PRIMARILY OF SENIOR FLOATING RATE LOANS ("SENIOR LOANS"). THE FUND IS A CONTINUOUSLY OFFERED, CLOSED-END, DIVERSIFIED MANAGEMENT INVESTMENT COMPANY. THE FUND ALSO IS AN "INTERVAL FUND," WHICH MAKES PERIODIC REPURCHASES OF ITS SHARES PURSUANT TO RULE 23C-3 UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED. SENIOR LOANS TYPICALLY ARE OF BELOW INVESTMENT GRADE QUALITY AND HAVE BELOW INVESTMENT GRADE CREDIT RATINGS, WHICH RATINGS ARE ASSOCIATED WITH SECURITIES HAVING HIGH RISK, SPECULATIVE CHARACTERISTICS. BECAUSE OF THE PROTECTIVE FEATURES OF SENIOR LOANS (BEING SENIOR IN A BORROWER'S CAPITAL STRUCTURE AND SECURED BY SPECIFIC COLLATERAL), THE INVESTMENT ADVISER BELIEVES, BASED ON ITS EXPERIENCE, THAT SENIOR LOANS TEND TO HAVE MORE FAVORABLE LOSS RECOVERY RATES COMPARED TO UNSECURED, BELOW INVESTMENT GRADE DEBT OBLIGATIONS.

NO MARKET PRESENTLY EXISTS FOR RESALE OF THE FUND'S SHARES AND IT IS NOT CURRENTLY ANTICIPATED THAT A SECONDARY MARKET WILL DEVELOP FOR THEM. Fund shares are not redeemable or readily marketable. To provide investor liquidity, the Fund ordinarily will make each JANUARY, APRIL, JULY AND OCTOBER an offer to repurchase between 5% and 25% of the Fund's outstanding shares at net asset value. See "Repurchase Offers" at page 15.


                                               (continued on the following page)

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


Information in this prospectus
                                      Page                                 Page
-------------------------------------------------------------------------------
Shareholder and Fund Expenses          3      Valuing Shares                13
Financial Highlights                   4      Purchasing Shares             13
Performance Information                5      Repurchase Offers             15
Investment Objective, Policies and            Shareholder Account Features  16
  Risks                                6      Distributions and Taxes       17
Organization of the Fund              11
Management of the Fund                12
-------------------------------------------------------------------------------


                         Prospectus dated April 1, 2005

 This prospectus contains important information about the Fund and the services available to shareholders. Please save it for reference.

(continued from cover page)

More information is available in the Statement of Additional Information dated April 1, 2005, as may be amended from time to time. The Statement of Additional Information is incorporated by reference into this prospectus. The Table of Contents of the Statement of Additional Information appears immediately below. Additional information about the Portfolio's investments is available in the annual and semiannual reports to shareholders. In the annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during the past fiscal year. You may obtain free copies of the Statement of Additional Information and the shareholder reports by contacting: Eaton Vance Distributors, Inc., The Eaton Vance Building, 255 State Street, Boston, MA 02109, 1-800-225-6265, or on Eaton Vance's website at www.eatonvance.com. You will find and may copy information about the Fund (including the Statement of Additional Information and shareholder reports) at the Securities and Exchange Commission's public reference room in Washington, DC (call 1-202-942-8090 for information on the operation of the public reference room); on the EDGAR Database on the SEC's Internet site (http://www.sec.gov); or, upon payment of copying fees, by writing to the SEC's public reference section, Washington, DC 20549-0102, or by electronic mail at publicinfo@sec.gov.


TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


                                 Page                                       Page
--------------------------------------------------------------------------------
Investment Policies and Risks     2     Shareholder Account Information      20
Investment Restrictions           7     Portfolio Trading                    21
Management and Organization       9     Taxes                                23
Control Persons and Principal           Performance                          25
  Holders of Shares              15     Financial Statements                 27
Investment Advisory and Other
  Services                       15
Calculation of Net Asset Value   19

Appendix A:  Ratings of Corporate Bonds                                      28
Appendix B:  Eaton Vance Funds Proxy Voting Policies and Procedures          30
Appendix C:  Adviser Proxy Voting Policies                                   32
--------------------------------------------------------------------------------


SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK OR OTHER INSURED DEPOSITORY INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY. SHARES OF THE FUND INVOLVE INVESTMENT RISKS, INCLUDING FLUCTUATIONS IN VALUE AND THE POSSIBLE LOSS OF SOME OR ALL OF THE PRINCIPAL INVESTMENT.









The Fund's SEC File No. is 811-08671.

SHAREHOLDER AND FUND EXPENSES

FEES AND EXPENSES. These tables describe the fees and expenses that you may pay if you buy and hold shares.

Shareholder Fees (fees paid directly from your investment)
--------------------------------------------------------------------------------
Maximum Sales Charge (Load) (as a percentage of offering price)       None
Dividend Reinvestment Fees                                            None
Exchange Fee
Maximum Early Withdrawal Charge


Annual Fund Operating Expenses (expenses that are deducted from Fund and Portfolio assets)
--------------------------------------------------------------------------------
Investment Advisory Fee                                               0.95%
Other Expenses*                                                       0.85%
                                                                     -------
Total Annual Fund Operating Expenses                                  1.80%
Advisory Fee Waiver                                                  (0.51)%
                                                                     -------
Total Annual Fund Operating Expenses (net of advisory fee waiver)     1.29%

*Other Expenses includes a service fee of 0.25%.

NOTES: The Fund invests exclusively in Senior Debt Portfolio (the "Portfolio"). See "Organization of the Fund". The table and Example summarize the aggregate expenses of the Fund and the Portfolio and are designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund. Information for the Fund is based on its expenses for the most recent fiscal year. The above-referenced advisory fee waiver is contractual in nature. See "Management of the Fund" for more information regarding the fee waiver.

Fund shares are offered on a best efforts basis at a price equal to their net asset value. Shares of the Fund are not subject to a front-end sales charge
(load).


EXAMPLE. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other investment companies. The Example assumes that you invest $1,000 in the Fund for the time periods indicated and then have all of your shares repurchased at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the operating expenses remain the same. The Example should not be considered a representation of future expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:


     1 Year     3 Years     5 Years     10 Years
-----------------------------------------------------
      $13         $41         $71         $156

FINANCIAL HIGHLIGHTS

The following information should be read in conjunction with the audited financial statements that appear in the Fund's annual report to shareholders. The Fund's financial statements have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as experts in accounting and auditing. The financial statements and the report of the independent registered public accounting firm are incorporated by reference into the Statement of Additional Information.


                                                YEAR ENDED      PERIOD ENDED
                                                NOVEMBER 30,    NOVEMBER 30,             YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------------------------------------------
                                              2004      2003     2002(1)(2)     2001        2000         1999    1998(2)(3)
--------------------------------------------------------------------------------------------------------------------------------
Net asset value - Beginning of year         $ 9.190    $ 8.840    $ 9.170     $  9.510    $  9.900    $  9.990    $10.000
                                            -------    -------    -------     --------    --------    --------    -------
Income (loss) from operations
Net investment income                       $ 0.285    $ 0.301    $ 0.339     $  0.586    $  0.774    $  0.668    $ 0.531
Net realized and unrealized gain (loss)       0.202      0.348     (0.331)      (0.340)     (0.391)     (0.094)    (0.002)
                                            -------    -------    -------     --------    --------    --------    -------
Total income from operations                $ 0.487    $ 0.649    $ 0.008     $  0.246    $  0.383    $  0.574    $ 0.529
                                            -------    -------    -------     --------    --------    --------    -------
Less distributions
From net investment income                  $(0.287)   $(0.299)   $(0.338)    $ (0.586)   $ (0.773)   $ (0.664)   $(0.539)
                                            -------    -------    -------     --------    --------    --------    -------
Total distributions                         $(0.287)   $(0.299)   $(0.338)    $ (0.586)   $ (0.773)   $ (0.664)   $(0.539)
                                            -------    -------    -------     --------    --------    --------    -------
Net asset value - End of year               $ 9.390    $ 9.190    $ 8.840     $  9.170    $  9.510    $  9.900    $ 9.990
                                            -------    -------    -------     --------    --------    --------    -------
Total return(4)                                5.37%      7.46%      0.07%        2.63%       3.94%       5.93%      5.41%

Ratios/Supplemental Data+
Net assets, end of period (000's omitted)   $98,678    $48,270    $60,330     $108,075    $205,790    $223,485    $57,273
Ratios (As a percentage of average daily
  net assets):
   Operating expenses(5)                       1.29%      1.28%      1.19%(6)     1.19%       1.19%       1.19%      1.40%(6)
   Interest expense(5)                         0.00%(7)   0.01%      0.01%(6)     0.01%       0.01%       0.01%      0.01%(6)
   Net investment income                       3.08%      3.38%      4.09%(6)     6.43%       7.91%       6.75%      6.60%(6)
Portfolio Turnover of the Portfolio              87%        47%        42%          33%         47%         64%        56%

+  The operating expenses of the Fund reflect an allocation of expenses to the Administrator.  Had such action not been taken, the ratios and net investment income per share would have been as follows:

Ratios (As a percentage of average daily
  net assets):
   Net operating expenses(5)                              1.31%      1.25%(6)     1.25%       1.22%       1.31%      1.57%(6)
   Interest expense(5)                                    0.01%      0.01%(6)     0.01%       0.01%       0.01%      0.01%(6)
   Net investment income                                  3.35%      4.03%(6)     6.37%       7.87%       6.62%      6.43%(6)
Net investment income per share                         $ 0.298   $ 0.334     $  0.581    $  0.771    $  0.655    $ 0.517

(1)  For the eleven-month period ended November 30, 2002.
(2)  Net  investment   income  per  share  was  computed  using  average  shares
     outstanding.
(3) For the period from the start of business, March 20, 1998, to December 31, 1998.
(4) Returns are historical and are calculated by determining the percentage change in net asset value with all distributions reinvested. Total return is not computed on an annualized basis.
(5)  Includes the Fund's share of the Portfolio's allocated expenses.
(6)  Annualized.
(7)  Represents less than 0.01%.

PERFORMANCE INFORMATION

The following bar chart and table provide information about the performance of the Fund for each calendar year through December 31, 2004. The returns in the bar chart for the period prior to March 20, 1998 are the returns of another investment company that invests in the Portfolio. The total return for the prior period has not been adjusted to reflect differences in expenses between the Fund and such other investment company. If such adjustments were made, the performance would have been different. The returns in the table are shown before and after reduction of taxes and include a comparison to the performance of a broad-based, unmanaged loan market index. Although past performance (both before and after taxes) is no guarantee of future results, this performance information demonstrates the risk that the value of your investment will change.

8.06%   6.84%   6.98%   6.58%   5.94%   3.94%   2.63%   0.63%   7.37%   5.19%
-----   -----   -----   -----   -----   -----   -----   -----   -----   -----
1995    1996    1997    1998    1999    2000    2001    2002    2003    2004


During the ten years ended December 31, 2004, the highest quarterly total return was 2.99% for the quarter ended June 30, 2003, and the lowest quarterly return was -0.82% for the quarter ended September 30, 2002. Performance is for the stated time period only; due to market volatility, the Fund's current performance may be lower or higher.


                                                                                        One       Five      Ten
Average Annual Total Returns as of December 31, 2004                                    Year      Years    Years
--------------------------------------------------------------------------------------------------------------------
Fund Return Before Taxes                                                                5.19%     3.93%     5.39%
Fund Return After Taxes on Distributions                                                4.05%     2.00%     3.00%
Fund Return After Taxes on Distributions and the Sale of Fund Shares                    3.36%     2.15%     3.09%
S&P/LSTA Leveraged Loan Index (reflects no deduction for fees, expenses or taxes)       5.12%     5.20%      n/a
CSFB Leveraged Loan Index (reflects no reduction for fees, expenses or taxes)           5.60%     5.01%     5.96%

The Fund's primary benchmark index has been changed from the CSFB Leveraged Loan Index to the S&P/LSTA Leveraged Loan Index. The S&P/LSTA Leveraged Loan Index is an unmanaged loan market index. The CSFB Leveraged Loan Index is an index of tradable, senior, secured, U.S. dollar-denominated leveraged loans. The investment adviser believes the S&P/LSTA Leveraged Loan Index more accurately reflects the Fund's investment universe. Investors cannot invest directly in an index. (Source for the S&P/LSTA Leveraged Loan Index returns: Bloomberg, L.P. Sources for the CSFB Leveraged Loan Index returns: Credit Suisse First Boston LLC; Thomson Financial.) The S&P/LSTA Leveraged Loan Index began in January 1997.


Total returns are historical and are calculated by determining the percentage change in net asset value or public offering price with all distributions reinvested. The Fund's past performance (both before and after taxes) is no guarantee of future results. Investment return and principal value of Fund shares will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Performance is for the stated time period only; due to market volatility, the Fund's current performance may be lower or higher than the quoted return. For the Fund's performance as of the most recent month-end, please refer to www.eatonvance.com.

After-tax returns are calculated using the highest historical individual federal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder's tax situation and may differ from those shown. After-tax returns are not relevant for shareholders who hold Fund shares in tax-deferred accounts or to shares held by non-taxable entities. Return After Taxes on Distributions for a period may be the same as Return Before Taxes for that period because no taxable distributions were made during that period. Also, Return After Taxes on Distributions and the Sale of Fund Shares for a period may be greater than Return After Taxes on Distributions for the same period because of losses realized on the sale of Fund shares.

INVESTMENT OBJECTIVE, POLICIES AND RISKS

Eaton Vance Advisers Senior Floating-Rate Fund's investment objective is to provide as high a level of current income as is consistent with the preservation of capital, by investing in a portfolio primarily of senior floating rate loans ("Senior Loans"). The Fund currently seeks to achieve its objective by investing its assets in the Senior Debt Portfolio (the "Portfolio"), a separate closed-end, diversified investment company with the same investment objective as the Fund. There is no assurance that the Fund's objective will be achieved. An investment in shares of the Fund is not a complete investment program.

Senior Loans are made to corporations, partnerships and other business entities ("Borrowers") which operate in various industries and geographical regions. Senior Loans pay interest at rates which are redetermined periodically on the basis of a floating base lending rate plus a premium. Senior Loans hold the most senior position in the capital structure of the Borrower, are typically secured with specific collateral (discussed below) and will have a claim on the assets and/or stock of the Borrower that is senior to that held by subordinated debtholders, preferred stockholders and common stockholders of the Borrower. Investment in floating rate instruments is expected to minimize changes in the underlying principal value of Senior Loans, and therefore the Fund's net asset value, resulting from changes in market interest rates. Nevertheless, the Fund's net asset value and distribution rate will vary and may be affected by several factors, including changes in the credit quality of the Borrower's underlying Senior Loans and changes in Senior Loan market prices. Senior Loans are typically of below investment grade quality and have below investment grade credit ratings, which ratings are associated with securities having high risk, speculative characteristics. Borrowers may default on their Senior Loan payments. The Portfolio attempts to manage credit risk by investing in a variety of Borrowers in a number of industries and ongoing analysis and monitoring of Borrowers.

The Portfolio's investment adviser is Boston Management and Research (the "Investment Adviser" or "BMR"), an indirect subsidiary of Eaton Vance Corporation ("EVC"). Eaton Vance Management ("Eaton Vance"), a wholly-owned subsidiary of EVC, is the administrator (the "Administrator") of the Fund. The offices of the Investment Adviser and the Administrator are located at The Eaton Vance Building, 255 State Street, Boston, Massachusetts 02109.

GENERAL COMPOSITION OF THE PORTFOLIO

In normal market conditions, currently at least 80% of the Portfolio's total assets will be invested (generally by the purchase of assignments) in interests in Senior Loans of domestic or foreign Borrowers (so long as foreign loans are U.S. dollar-denominated and payments of interest and repayments of principal are required to be made in U.S. dollars) (the "80% policy"). The 80% policy will not be changed unless Fund shareholders are given 60 days' notice of the change. For purposes of the 80% policy, total assets include any borrowings for investment purposes. Effective June 1, 2005, the Portfolio may invest in foreign Senior Loans that are either U.S. dollar-denominated or denominated in euros, British pounds, Swiss francs, or Canadian dollars (each such foreign currency, an "Authorized Foreign Currency"). On such date, after providing the requisite 60 day notice to Fund shareholders, the Portfolio's 80% policy will be changed to include, in addition to U.S. dollar-denominated foreign Senior Loans, foreign Senior Loans denominated in an Authorized Foreign Currency making payments in such Authorized Foreign Currency. With respect to any investments in foreign Senior Loans denominated in an Authorized Foreign Currency, the Portfolio's investment adviser intends to hedge against foreign currency fluctuations for such Senior Loans principally through the use of currency exchange contracts as well as other appropriate permitted hedging strategies. Up to 20% of the Portfolio's total assets may be held in cash, invested in investment grade, short-term debt obligations, and/or invested in loan interests that are not fully secured ("Unsecured Loans"). If BMR determines that market conditions temporarily warrant a defensive investment policy, the Portfolio may invest up to 100% of its assets in cash and/or high quality, short-term debt securities, which would not be consistent with the Fund's investment objective. While temporarily invested, the Fund may not achieve its investment objective. The Portfolio might not use all of the strategies and techniques or invest in all of the types of securities described in this Prospectus or the Statement of Additional Information. While at times the Portfolio may use alternative investment strategies in an effort to limit losses, it may choose not to do so.

It is anticipated that the proceeds of the Senior Loans in which the Portfolio will acquire interests primarily will be used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, dividends, refinancings, and, to a lesser extent, to finance internal growth and for other corporate purposes of Borrowers. Senior Loans have the most senior position in a Borrower's capital structure, although some Senior Loans may hold an equal ranking with other senior securities of the Borrower. The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt, preferred stock and common stock issued by the Borrower, typically in descending order of seniority with respect to claims on the Borrower's assets (discussed below). Senior Loans are typically secured by specific collateral.

In order to borrow money pursuant to a Senior Loan, a Borrower will typically, for the term of the Senior Loan, pledge collateral, including but not limited to, (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights (but excluding goodwill); and/or (iv) security interests in shares of stock of subsidiaries or affiliates. In the case of Senior Loans made to non-public companies, the company's shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In many instances, a Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy a Borrower's obligations under a Senior Loan. The Portfolio will not invest in a Senior Loan unless, at the time of investment, BMR determines that the value of the collateral equals or exceeds the aggregate outstanding principal amount of the Senior Loan.

The Portfolio may hold interests in Senior Loans of any maturity. Senior Loans typically have a stated term of between one and ten years, and have rates of interest which typically are redetermined either daily, monthly, quarterly or semi-annually. Senior Loans generally pay interest at rates which are redetermined periodically by reference to a base lending rate, plus a premium. The base lending rates are primarily the London-Interbank Offered Rate ("LIBOR"), and secondarily the prime rate offered by one or more major United States banks (the "Prime Rate") and the certificate of deposit ("CD") rate or other base lending rates used by commercial lenders. Longer interest rate reset periods generally increase fluctuations in the Fund's net asset value as a result of changes in market interest rates. The Senior Loans held by the Portfolio will have a dollar-weighted average period until the next interest rate adjustment of approximately 90 days or less. As a result, as short-term interest rates increase, interest payable to the Portfolio from its investments in Senior Loans should increase, and as short-term interest rates decrease, interest payable to the Portfolio from its investments in Senior Loans should decrease. The Portfolio may utilize certain investment practices to, among other things, shorten the effective interest rate redetermination period of Senior Loans in its portfolio. In the experience of BMR over the last decade, because of prepayments the average life of Senior Loans has been two to four years. As of March 14, 2005, the Portfolio had a dollar weighted average period to adjustment of approximately 40 days.

The Portfolio may purchase and retain in its portfolio Senior Loans where the Borrowers have experienced, or may be perceived to be likely to experience, credit problems, including involvement in or recent emergence from bankruptcy reorganization proceedings or other forms of debt restructuring. Such investments may provide opportunities for enhanced income as well as capital appreciation. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy proceedings, the Portfolio may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan.

The Fund and the Portfolio have adopted certain fundamental investment restrictions set forth in the Statement of Additional Information which may not be changed unless authorized by a shareholder and an interestholder vote, respectively. Except for such restrictions, the investment objective and policies of the Fund and the Portfolio may be changed by the Trustees of the Fund and the Portfolio without obtaining the approval of Fund shareholders. Shareholders will receive 60 days' notice of any material change in the Fund's investment objective.

OTHER INVESTMENTS

As stated above, up to 20% of the Portfolio's total assets may be held in cash, invested in short-term debt obligations, and/ or invested in interests in Unsecured Loans. The Portfolio will invest in only those Unsecured Loans that have been determined by BMR to have a credit quality at least equal to that of the Senior Loans in which the Portfolio primarily invests. Should the Borrower of an Unsecured Loan default on its obligation there will be no specific collateral on which the Portfolio can foreclose. Other short-term debt obligations in which the Portfolio may invest include, but are not limited to, interests in senior Unsecured Loans with a remaining maturity of one year or less ("Short-Term Loans"), certificates of deposit, commercial paper, short-term and medium-term notes, bonds with remaining maturities of less than five years, obligations issued by the U.S. Government or any of its agencies or instrumentalities and investments in Senior Loans (both domestic and foreign). All of such other debt instruments will be investment grade. Downgraded securities may be retained by the Portfolio.

The Portfolio may acquire warrants and other equity securities as part of a unit combining a Senior Loan and equity securities of a Borrower or its affiliates. The acquisition of such equity securities will only be incidental to the Portfolio's purchase of a Senior Loan. The Portfolio may also acquire equity securities issued in exchange for a Senior Loan or issued in connection with the debt restructuring or reorganization of a Borrower, or if such acquisition, in the judgment of BMR, may enhance the value of a Senior Loan or would otherwise be consistent with the Portfolio's investment policies.

BORROWINGS AND LEVERAGE

Subject to the applicable requirements of the Investment Company Act of 1940, as amended (the "1940 Act"), the Portfolio may from time to time (i) borrow money on a secured or unsecured basis at variable or fixed rates, and (ii) issue indebtedness such as commercial paper, bonds, debentures, notes or similar obligations or instruments. BMR expects that the Portfolio will borrow money or issue indebtedness to remain fully invested after accounting for anticipated cash infusions from the prepayment of Senior Loans and the sale of Fund shares, and cash outflows from the fulfillment of settlement obligations (including the funding of revolving Senior Loans) and the repurchase of Fund shares. The Portfolio may also borrow and issue debt for the purpose of acquiring additional income-producing investments when it believes that the interest payments and other costs with respect to such borrowings or indebtedness will be exceeded by the anticipated total return (a combination of income and appreciation) on such investments. Successful use of a leveraging strategy depends on BMR's ability to predict correctly interest rates and market movements. There is no assurance that a leveraging strategy will be successful. The cost of any such borrowings or debt issuance will be borne by the Fund's shareholders.

As prescribed by the 1940 Act, the Portfolio will be required to maintain specified asset coverages of at least 300% with respect to any bank borrowing or issuance of indebtedness immediately following any such borrowing or issuance and on an ongoing basis as a condition of declaring dividends and repurchasing shares. The Portfolio's inability to make distributions as a result of these requirements could cause the Fund to fail to qualify as a regulated investment company and/or subject the Fund to income or excise taxes. The Portfolio may be required to dispose of portfolio investments on unfavorable terms if market fluctuations or other factors reduce the required asset coverage to less than the prescribed amount. The Portfolio may be required to maintain minimum average balances that are more restrictive than the provisions of the 1940 Act in connection with borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements will increase the cost of borrowing over the stated interest rate. The issuance of additional classes of debt involves offering expenses and other costs and may limit the Portfolio's freedom to pay dividends, to repurchase shares or to engage in other activities. The rights of the lender to receive payments of interest and repayments of principal of any borrowings made by the Portfolio under a credit facility are senior to the rights of holders of shares, with respect to the payment of dividends or upon liquidation. In the event of a default under a credit facility program, the lenders may have the right to cause a liquidation of the collateral (i.e., sell Senior Loans and other assets of the Portfolio) and, if any such default is not cured, the lenders may be able to control the liquidation as well. Any such borrowing or debt issuance is a speculative technique in that it will magnify any changes to the Fund's net asset value. The Portfolio may also borrow for temporary, extraordinary or emergency purposes.

ADDITIONAL RISK CONSIDERATIONS

The Fund is subject to numerous investment risks. THE FUND IS NOT A MONEY MARKET FUND AND ITS NET ASSET VALUE WILL FLUCTUATE, REFLECTING ANY FLUCTUATIONS IN THE PORTFOLIO'S NET ASSET VALUE.

CREDIT RISK. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Portfolio, a reduction in the value of the Senior Loan experiencing non-payment and a potential decrease in the net asset value of the Portfolio. Although, with respect to Senior Loans, the Portfolio typically will invest in Senior Loans that BMR believes are secured by specific collateral the value of which equals or exceeds the principal amount of the Senior Loan at the time of initial investment, there can be no assurance that the liquidation of any such collateral would satisfy the Borrower's obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy of a Borrower, the Portfolio could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Senior Loan. As with other collateral, where stock of the Borrower or its subsidiaries collateralizes a Senior Loan, such stock may lose all or substantially all of its value in the event of the bankruptcy of the Borrower. The loan agent generally is responsible for determining that the lenders have obtained a perfected security interest in the collateral securing the Senior Loan. Some Senior Loans in which the Portfolio may invest are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Senior Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to the holders of Senior Loans, such as the Portfolio, including, in certain circumstances, invalidating such Senior Loans or causing interest previously paid to be refunded to the Borrower. If interest were required to be refunded or a Senior Loan were invalidated, the Fund's performance would be negatively affected.

Senior Loans are typically rated below investment grade and pose a higher risk of default or bankruptcy of the Borrower than do higher quality debt securities, particularly during periods of deteriorating economic conditions and contraction in the credit markets. The investments in the Portfolio will have speculative characteristics, and companies obligated by such debt are generally more vulnerable in an economic downturn.

Senior  Loans in which the  Portfolio  will  invest may not be rated by a Rating
Agency, and may not be registered with the SEC or any state securities commission and will not be listed on any national securities exchange. Although the Portfolio will generally have access to financial and other information made available to the lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for registered or exchange listed securities. In evaluating the creditworthiness of Borrowers, BMR will consider, and may rely in part, on analyses performed by others. Borrowers may have outstanding debt obligations that are rated below investment grade by a Rating Agency. Most Senior Loans in the Portfolio have been assigned ratings below investment grade by independent rating agencies. In the event Senior Loans are not rated, they are likely to be the equivalent of below investment grade quality. Debt securities that are rated Baa and below by Moody's Investors Service, Inc. ("Moody's") or BBB and below by Standard & Poor's Ratings Group ("S&P") are considered to be below investment grade. Debt securities which are unsecured and rated below investment grade are viewed by the Rating Agencies as having speculative characteristics and are commonly known as "junk bonds." A description of the ratings of corporate bonds by Moody's and S&P is included as Appendix A to the Statement of Additional Information. Because of the protective features of Senior Loans, BMR believes that Senior Loans tend to have more favorable loss recovery rates as compared to unsecured, below investment grade debt obligations. BMR does not view ratings as the primary factor in its investment decisions and it relies more upon its credit analysis abilities than upon ratings.

MARKET AND LIQUIDITY RISK. Most Senior Loans are valued by an independent pricing service that uses market quotations of investors and traders in Senior Loans. Economic and other events (whether real or perceived) can reduce the demand for certain Senior Loans or Senior Loans generally, which may reduce market prices and cause the Fund's net asset value per share to fall. The frequency and magnitude of such changes cannot be predicted.

Some Senior Loans are not readily marketable and may be subject to restrictions on resale. Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active trading market may exist for some of the Senior Loans in which the Portfolio will invest. Where a secondary market exists, such market for some Senior Loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Senior Loans that are illiquid may impair the Portfolio's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets and thus may cause a decline in the Fund's net asset value. The Portfolio has no limitation on the amount of its assets which may be invested in securities which are not readily marketable or are subject to restrictions on resale. The risks associated with illiquidity are particularly acute in situations where the Fund's operations require cash, such as when the Fund conducts repurchase offers for its shares, and may result in borrowings to meet short-term cash requirements. The Trustees of the Fund will consider the liquidity of the Portfolio's investments in determining the amount of quarterly repurchase offers.

INTEREST RATE RISK. When interest rates decline, the value of a portfolio invested in fixed-rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a portfolio invested in fixed-rate obligations can be expected to decline. Although the Fund's net asset value will vary, the Fund's management expects the Portfolio's policy of acquiring interests in floating rate Senior Loans to minimize fluctuations in net asset value as a result of changes in market interest rates. However, because floating rates on Senior Loans only reset periodically, changes in prevailing interest rates can be expected to cause some fluctuation in the Fund's net asset value. Similarly, a sudden and significant increase in market interest rates may cause a decline in the Fund's net asset value.

FOREIGN SECURITIES. Although the Portfolio will only currently invest in U.S. dollar-denominated income securities, the Portfolio may invest in Senior Loans and other debt securities of non-U.S. issuers. Effective June 1, 2005, the Portfolio may invest in foreign Senior Loans that are either U.S. dollar-denominated or denominated in an Authorized Foreign Currency. Investment in securities of non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than U.S. issuers, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments and the potential for political, social and economic adversity. The securities of some foreign issuers are less liquid and at times more volatile than securities of comparable U.S. issuers. Foreign settlement procedures and trade regulations may involve certain risks (such as delay in the payment or delivery of securities and interest or in the recovery of assets held abroad) and expenses not present in the settlement of domestic investments. There may be a possibility of nationalization or expropriation of assets, confiscatory taxation, political or financial instability, armed conflict and diplomatic developments which could affect the value of the Portfolio's investments in certain foreign countries. Currently, the Portfolio will not invest more than 35% of its net assets in foreign Senior Loans. Effective June 1, 2005, the Portfolio will not invest more than 25% of its net assets in foreign Senior Loans that are denominated in an Authorized Foreign Currency and will not invest more than 35% of its net assets in both U.S. dollar-denominated foreign Senior Loans and foreign Senior Loans that are denominated in an Authorized Foreign Currency.

The value of foreign assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in foreign currency rates and exchange control regulations. Currency exchange rates can also be affected unpredictably by intervention by U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the U.S. or abroad. Foreign currency exchange transactions may be conducted on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market or through entering into derivative currency transactions. Forward foreign currency exchange contracts are individually negotiated and privately traded so they are dependent upon the creditworthiness of the counterparty. Such contracts may be used when a security denominated in a foreign currency is purchased or sold, or when the receipt in a foreign currency of dividend or interest payments on such a security is anticipated. A forward contract can then "lock in" the U.S. dollar price of the security or the U.S. dollar equivalent of such dividend or interest payment, as the case may be. Currency transactions are subject to the risk of a number of complex political and economic factors applicable to the countries issuing the underlying currencies. Furthermore, unlike trading in most other types of instruments, there is no systematic reporting of last sale information with respect to the foreign currencies underlying the derivative currency transactions. As a result, available information may not be complete.

REGULATORY CHANGES. To the extent that legislation or state or federal regulators that regulate certain financial institutions impose additional requirements or restrictions with respect to the ability of such institutions to make loans, particularly in connection with highly leveraged transactions, the availability of Senior Loans for investment by the Portfolio may be adversely affected. Further, such legislation or regulation could depress the market value of Senior Loans held by the Portfolio.

DIVERSIFICATION. Each of the Fund and the Portfolio is a "diversified" investment company under the 1940 Act. This means that with respect to 75% of its total assets (1) it may not invest more than 5% of its total assets in the securities of any one issuer (except U.S. Government obligations) and (2) it may not own more than 10% of the outstanding voting securities of any one issuer (which generally is inapplicable because debt obligations are not voting securities). With respect to no more than 25% of its total assets, the Portfolio or the Fund may make investments that are not subject to the foregoing restrictions.

SPECIAL INVESTMENT PRACTICES

The Portfolio may engage in the following investment practices to seek to enhance income or reduce investment risk.

INTEREST RATE AND OTHER HEDGING TRANSACTIONS. The Portfolio may purchase or sell derivative instruments (which derive their value from another instrument, security, index or currency) to enhance return, to hedge against fluctuations in securities prices, interest rates or currency exchange rates, to change the duration of obligations held by the Portfolio, or as a substitute for the purchase or sale of securities or currencies. Transactions in derivative instruments may include the purchase or sale of futures contracts on securities, indices, other financial instruments or currencies; options on futures contracts; and exchange-traded and over-the-counter options on securities, indices or currencies. The Portfolio may enter into interest rate swaps, total return swaps and forward rate contracts and purchase credit linked notes as well as instruments that have a greater or lesser credit risk than the security underlying that instrument. The Portfolio may use interest rate swaps for risk management purposes and not as a speculative investment and would typically use interest rate swaps to shorten the average interest rate reset time of the Portfolio's holdings. Interest rate swaps involve the exchange by the Portfolio with another party of their respective commitments to pay or receive interest, e.g., an exchange of fixed rate payments for floating rate payments. Transactions in derivative instruments involve a risk of loss due to unanticipated adverse changes in prices, interest rates, indices, or currency exchange rates; the inability to close out a position; default by the counterparty; imperfect correlation between a position and the desired hedge; tax constraints on closing out positions; and portfolio management constraints on securities subject to such transactions. The loss on derivative instruments (other than purchased options) may substantially exceed the initial investment therein. In addition, the Portfolio may lose the entire premium paid for purchased options that expire before they can be profitably exercised. The
Portfolio incurs transaction costs in opening and closing positions in derivative instruments. There can be no assurance that the investment adviser's use of derivative instruments will be advantageous.

REPURCHASE AGREEMENTS. The Portfolio may enter into repurchase agreements (the purchase of a security coupled with an agreement to resell at a higher price) with respect to its permitted investments. In the event of the bankruptcy of the other party to a repurchase agreement, the Portfolio might experience delays in recovering its cash. To the extent that, in the meantime, the value of the securities the Portfolio purchased may have decreased, the Portfolio could experience a loss. The Portfolio's repurchase agreements will provide that the value of the collateral underlying the repurchase agreement will always be at least equal to the repurchase price, including any accrued interest earned on the agreement, and will be marked to market daily.

LENDING PORTFOLIO SECURITIES. The Portfolio may seek to earn income by lending portfolio securities to broker-dealers or other institutional borrowers. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the securities loaned if the borrower of the securities fails financially. In the judgment of the investment adviser, the loans will be made only to organizations whose credit quality or claims paying ability is considered to be at least investment grade and when the expected returns, net of administrative expenses and any finders' fees, justifies the attendant risk. Securities loans currently are required to be secured continuously by collateral in cash, cash equivalents (such as money market instruments) or other liquid securities held by the custodian and maintained in an amount at least equal to the market value of the securities loaned. The financial condition of the borrower will be monitored by the investment adviser. Distributions of any income realized from securities loans will be taxable as ordinary income. To date, the Portfolio has not utilized securities lending but may do so in the future.

ORGANIZATION OF THE FUND

The Fund is organized as a business trust established under Massachusetts law pursuant to a Declaration of Trust dated February 19, 1998, as amended, and is registered under the 1940 Act. The Trustees of the Fund are responsible for the overall management and supervision of its affairs. The Fund currently has one class of shares of beneficial interest which may be issued in an unlimited number by the Trustees. Each share represents an equal proportionate beneficial interest in the Fund and, when issued and outstanding, the shares are fully paid and nonassessable by the Fund and may be repurchased only as described under "Repurchase Offers." There are no annual meetings of shareholders, but special meetings may be held as required by law to elect or remove Trustees, approve management or advisory contracts or change investment policies that may only be changed with shareholder approval. Because the Fund invests in the Portfolio, it may be asked to vote on certain Portfolio matters (such as changes in certain Portfolio investment restrictions). When necessary, the Fund will hold a meeting of its shareholders to consider the Portfolio matter and then vote its interest in the Portfolio in proportion to the votes cast by its shareholders. The Fund can withdraw from the Portfolio at any time without shareholder approval. Shareholders are entitled to one vote for each full share held. Fractional shares may be voted proportionately. Shares have no preemptive or conversion rights and are freely transferable. In the event of liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders.

The Fund's Declaration of Trust may not be amended without the affirmative vote of a majority of the outstanding shares of the Fund (or such greater vote as is described below under "Anti-Takeover Provisions"), except that the Declaration of Trust may be amended by the Trustees to change the name of the Fund, to make such other changes as do not have a materially adverse effect on the rights or interests of shareholders and to conform the Declaration of Trust to applicable federal laws or regulations. The Fund may be terminated (i) upon the merger or consolidation with or sale of the Fund's assets to another company, if approved by the holders of two-thirds of the outstanding shares of the Fund, except that if the Trustees recommend such transaction, the approval by vote of the holders of a majority of the outstanding shares will be sufficient, or (ii) upon liquidation and distribution of the assets of the Fund, if approved by the holders of two-thirds of the Fund's outstanding shares, except that if the Trustees recommend such transaction, the approval by vote of the holders of a majority of the outstanding shares will be sufficient. If not so terminated, the Fund may continue indefinitely.

ANTI-TAKEOVER PROVISIONS. The Fund presently has certain anti-takeover provisions in its Declaration of Trust which are intended to limit, and could have the effect of limiting, the ability of other entities or persons to acquire control of the Fund, to cause it to engage in certain transactions or to modify its structure. As indicated above, a two-thirds vote is required for certain transactions. The affirmative vote or consent of the holders of two-thirds of the shares of the Fund (a greater vote than that required by the 1940 Act and, in some cases, greater than the required vote applicable to business corporations under state law) is required to authorize the conversion of the Fund from a closed-end to an open-end investment company (except that if the Trustees recommend such conversion, the approval by vote of the holders of a majority of the outstanding shares will be sufficient) and the affirmative vote or consent of the holders of three-quarters of the shares of the Fund is required to authorize any of the following transactions (the "Transactions"):
(i) merger or consolidation of the Fund with or into any corporation; (ii) issuance of any securities of the Fund to any person or entity for cash; (iii) sale, lease or exchange of all or any substantial part of the assets of the Fund to any entity or person (except assets having an aggregate fair market value of less than $1,000,000 or assets sold in the ordinary course of business); or (iv) sale, lease or exchange to the Fund, in exchange for securities of the Fund, of any assets of any entity or person (except assets having an aggregate fair market value of less than $1,000,000) if such corporation, person or entity is directly, or indirectly through affiliates, the beneficial owner of 5% or more of the outstanding shares of the Fund. However, such vote or consent will not be required with respect to the Transactions if the Board of Trustees under certain conditions approves the Transaction. Further, the provisions of the Fund's Declaration of Trust relating to conversion of the Fund to an open-end investment company, the Transactions, the merger or consolidation with or sale of the Fund's assets, and the liquidation and distribution of the Fund's assets may not be amended without the affirmative vote or consent of two-thirds of the outstanding shares of the Fund. Reference is made to the Declaration of Trust of the Fund, on file with the SEC, for the full text of these provisions.

The foregoing provisions will make more difficult the conversion of the Fund to an open-end investment company and the consummation of the Transactions without the Trustees' approval, and could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices, in the event that a secondary market for the Fund shares does develop, by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. However, the Board of Trustees has considered these anti-takeover provisions and believes that they are in the shareholders' best interests and benefit shareholders by providing the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid.

MASTER-FEEDER STRUCTURE. The Trustees of the Fund have considered the advantages and disadvantages of investing the assets of the Fund in the Portfolio, as well as the advantages and disadvantages of the two-tier format. The Trustees believe that the structure may offer opportunities for growth in the assets of the Portfolio, and may afford the potential for economies of scale for the Fund. The other investors in the Portfolio will affect its liquidity, and therefore, could reduce the amount of the Fund's repurchase offers.

MANAGEMENT OF THE FUND

The Portfolio engages BMR, to manage the investments of the Portfolio. In return, the Portfolio has agreed to pay BMR a fee in the amount of 0.95% annually of the average daily gross assets of the Portfolio. Gross assets of the Portfolio are calculated by deducting all liabilities of the Portfolio except the principal amount of any indebtedness for money borrowed, including debt securities issued by the Portfolio.

The Trustees of the Portfolio have accepted a contractual waiver of a portion of BMR's compensation so that the aggregate advisory fees paid by the Portfolio and indirectly by the Fund under the advisory agreement during any fiscal year or portion thereof will not exceed on an annual basis: (a) 0.50% of average daily gross assets of the Portfolio up to and including $1 billion; (b) 0.45% of average daily gross assets in excess of $1 billion up to and including $2 billion; (c) 0.40% of average daily gross assets in excess of $2 billion up to and including $7 billion; (d) 0.3875% of average daily gross assets in excess of $7 billion up to and including $10 billion; and (e) 0.375% of average daily gross assets in excess of $10 billion. For the fiscal year ended November 30, 2004, the Portfolio paid BMR advisory fees equivalent to 0.44% of the Portfolio's average daily gross assets.

This waiver of BMR's advisory fees will be eliminated or reduced in the event that the distribution fees of certain funds investing in the Portfolio are eliminated or reduced. If advisory fees increase as a result, Eaton Vance will waive all or a portion of its administration fee, provided, however, the Fund continues to qualify as a regulated investment company for federal income tax purposes. Such actions by Eaton Vance may not be sufficient to prevent an increase in the overall operating expenses borne by the Fund. Shareholders will be notified of a material reduction in the foregoing advisory fee waiver amount.

The  Statement  of  Additional   Information  provides  additional   information
regarding the basis for the Trustees' of the Portfolio approval of the Portfolio's advisory agreement.

Eaton Vance, its affiliates and predecessor companies have been managing assets of individuals and institutions since 1924 and managing investment companies since 1931. BMR or Eaton Vance currently serves as the investment adviser to investment companies and various individual and institutional clients with combined assets under management of over $95 billion. Eaton Vance is a wholly-owned subsidiary of Eaton Vance Corp., a publicly-held holding company which through its subsidiaries and affiliates engages primarily in investment management, administration and marketing activities. Eaton Vance Distributors, Inc., the Fund's principal underwriter is a wholly-owned subsidiary of Eaton Vance.

Scott H. Page and Payson F. Swaffield, Vice Presidents of Eaton Vance and BMR, have acted as co-portfolio managers of the Portfolio since August 1, 1996 and of other Eaton Vance floating rate loan portfolios (since 2000).

The Statement of Additional Information provides additional information about each portfolio manager's compensation, other accounts managed by each portfolio manager, and each portfolio manager's ownership of shares of the Fund.

Eaton Vance serves as administrator of the Fund, providing the Fund with administrative services and related office facilities. In return, the Fund is authorized to pay Eaton Vance a fee in the amount of 0.35% of the average daily gross assets of the Portfolio attributable to the Fund. For the fiscal year ended November 30, 2004, the amount of administration fees paid by the Fund to

Eaton Vance was equal to 0.35% of the average daily gross assets of the Portfolio attributable to the Fund.

Eaton Vance also serves as the sub-transfer agent for the Fund. For the sub-transfer agency services it provides, Eaton Vance receives an aggregate fee based upon the actual expenses it incurs in the performance of sub-transfer agency services. This fee is paid to Eaton Vance by the Fund's transfer agent from fees it receives from the Eaton Vance funds.

VALUING SHARES

THE FUND VALUES ITS SHARES ONCE ON EACH DAY THE NEW YORK STOCK EXCHANGE (THE "EXCHANGE") IS OPEN FOR TRADING (TYPICALLY MONDAY THROUGH FRIDAY), as of the close of regular trading on the Exchange (normally 4:00 p.m. New York time). The Fund will be closed for business and will not price its shares on the following business holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The Fund's net asset value per share is determined by the Fund's custodian, Investors Bank & Trust Company ("IBT") (as agent for the Fund) in the manner authorized by the Trustees of the Fund. Net asset value is computed by dividing the value of the Fund's total assets, less its liabilities by the number of shares outstanding. Because the Fund invests its assets in the Portfolio, the Fund's net asset value will reflect the value of its interest in the Portfolio (which, in turn, reflects the underlying value of the Portfolio's assets and liabilities).

The Portfolio's net asset value is also determined as of the close of regular trading on the Exchange by IBT (as custodian and agent for the Portfolio) in the manner authorized by the Trustees of the Portfolio. Net asset value is computed by determining the value of the Portfolio's total assets, and subtracting all of the Portfolio's liabilities.

The Trustees have adopted procedures for valuing investments and have delegated to the investment adviser the daily valuation of such investments. The investment adviser uses an independent pricing service to value most loans and other debt securities at their market value. In certain situations, the investment adviser may use the fair value of a security if a security is not priced by the pricing service, the pricing service is deemed unreliable, or if events occur after the close of a securities market (usually a foreign market) and before the Portfolio values it assets that would materially affect net asset value. A security that is fair valued may be valued at a price higher or lower than actual market quotations or the value determined by other funds using their own fair valuation procedures. Because foreign securities trade on days when Fund shares are not priced, net asset value can change on days when Fund shares cannot be redeemed. Eaton Vance has established a Valuation Committee that oversees the valuation of investments.

PURCHASING SHARES

The Fund is engaged in a continuous public offering of its shares at net asset value without an initial sales charge. Fund shares are offered to clients of financial intermediaries who charge an advisory, management, consulting or similar fee for their services, accounts affiliated with those financial intermediaries; investment clients of Eaton Vance; certain persons affiliated with Eaton Vance; and certain Eaton Vance and fund service providers. Your initial investment must be at least $5,000. Subsequent investments may be made at any time. The investment minimum is waived for persons affiliated with Eaton Vance and its service providers.

The Fund's shares may be made available through financial service firms who have a service agreement with the Fund, which are also investment dealers.

You may purchase Fund shares through your investment dealer or by mailing an account application form to the transfer agent (see back cover for address). You may request a current account application by calling 1-800-262-1122. The price of Fund shares is the net asset value. The Fund or your investment dealer must receive your purchase order no later than the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. eastern time) in order for your purchase to be effected at that day's net asset value. When purchasing Fund shares, your investment dealer must communicate your order to the principal underwriter by a specific time each day in order for the purchase price to be based on that day's net asset value per share. It is the investment dealer's responsibility to transmit orders promptly. The Fund may accept purchase orders as of the time of their receipt by certain investment dealers (or their designated intermediaries). The principal underwriter will make payments from its own assets to certain investment dealers who have sales agreements with the principal underwriter.

After your initial investment, additional investments of $50 or more may be made at any time by sending a check payable to the order of the Fund or the transfer agent directly to the transfer agent (see back cover for address). Please include your name and account number and the name of the Fund with each investment.

Once the minimum investment has been made, you may also make automatic investments of $50 or more each month or quarter from your bank account. You can establish bank automated investing on the account application or by calling 1-800-262-1122.

You may purchase Fund shares for cash through investment dealers. If you purchase shares through an investment dealer (which includes brokers, dealers and other financial institutions), that dealer may charge you a fee for executing the purchase for you. The Fund may suspend the sale of its shares at any time and any purchase order may be refused.

RESTRICTIONS ON EXCESSIVE TRADING AND MARKET TIMING. The Fund is not intended for excessive trading or market timing. Market timers seek to profit by rapidly switching money into a fund when they expect the share price of the fund to rise and taking money out of the fund when they expect those prices to fall. By realizing profits through short-term trading, shareholders that engage in rapid purchases and sales or exchanges of a fund's shares may dilute the value of shares held by long-term shareholders. Volatility resulting from excessive purchases and sales or exchanges of fund shares, especially involving large dollar amounts, may disrupt efficient portfolio management. In particular, excessive purchases and sales or exchanges of a fund's shares may cause a fund to have difficulty implementing its investment strategies, may force the fund to sell portfolio securities at inopportune times to raise cash or may cause increased expenses (such as increased brokerage costs, realization of taxable capital gains without attaining any investment advantage or increased administrative costs).

A fund that invests in securities that are, among other things, thinly traded, traded infrequently or relatively illiquid (including certain Senior Loans owned by the Portfolio or other obligations not valued by the pricing service) is susceptible to the risk that the current market price for such securities may not accurately reflect current market values. A shareholder may seek to engage in short-term trading to take advantage of these pricing differences (commonly referred to as "price arbitrage"). In addition, because the Portfolio may invest in foreign securities, it may be susceptible to a time zone arbitrage strategy in which shareholders attempt to take advantage of Fund share prices that may not reflect developments in a foreign securities market that occur after the close of such market but prior to the pricing of Fund shares. The Portfolio has procedures authorizing the investment adviser to use the fair value of a security if market prices are unavailable or deemed unreliable (see "Valuing Shares"). Because the Fund conducts repurchase offers only quarterly, the Fund believes that the potential adverse effects from short-term trading are less significant than mutual funds that redeem their shares daily. In addition, the use of fair value pricing, and the restrictions on excessive trading and market timing described below are intended to reduce a shareholder's ability to engage in price or time zone arbitrage to the detriment of the Fund.

The Boards of Trustees of the Eaton Vance funds have adopted policies to discourage short-term trading and market timing and to seek to minimize their potentially detrimental effects. Pursuant to these policies, if an investor (through one or more accounts) makes more than two round-trip exchanges (exchanging from one fund to another fund and back again) within 12 months, it will be deemed to constitute market timing or excessive trading. Under the policies, the Fund or its principal underwriter will reject or cancel a purchase order, suspend or terminate the exchange privilege or terminate the ability of an investor to invest in the Eaton Vance funds if the Fund or the principal underwriter determines, in its discretion, that a proposed transaction involves market timing or excessive trading that it believes is likely to be detrimental to the Fund. The Fund and its principal underwriter cannot ensure that they will be able to identify all cases of market timing and excessive trading, although they believe they have adequate procedures in place to attempt to do so. The Fund or its principal underwriter may also reject or cancel any purchase order (including an exchange) from an investor or group of investors for any other reason. No Eaton Vance fund has any arrangement to permit market timing.

The Fund and the principal underwriter have provided guidance to financial intermediaries (such as banks, broker-dealers, insurance companies and retirement administrators) concerning the application of the Eaton Vance funds' market timing and excessive trading policies to Fund shares held in omnibus accounts maintained and administered by such intermediaries, including guidance concerning situations where market timing or excessive trading is considered to be detrimental to the Fund. The Fund and the principal underwriter cannot ensure that these financial intermediaries will in all cases apply the policies of the Fund to accounts under their control.

The Portfolio intends to limit its investments to those which are eligible for purchase by national banks for their own portfolios. The conditions and restrictions governing the purchase of Fund shares by national banks are set forth in the U.S. Comptroller of the Currency's Banking Circular 220. Subject to such conditions and restrictions, national banks may acquire Fund shares for their own investment portfolio.

PAYMENTS TO INVESTMENT DEALERS. In connection with sales of Fund shares, an investment dealer may receive Fund service fees as described below. The principal underwriter, out of its own resources, may make cash payments to certain investment dealers who provide marketing support, transaction processing and/or administrative services and, in some cases, include some or all Eaton Vance Funds in preferred or specialized selling programs. Payments made by the principal underwriter to an investment dealer may be significant and are typically in the form of fees based on Fund sales, assets, transactions processed and/or accounts attributable to that investment dealer. Investment dealers also may receive amounts from the principal underwriter in connection with educational or due diligence meetings that include information concerning Eaton Vance Funds. The principal underwriter may pay or allow other promotional incentives or payments to investment dealers to the extent permitted by applicable laws and regulations.

Certain investment dealers that maintain "street name" or omnibus accounts provide sub-accounting, recordkeeping and/ or administrative services to the Eaton Vance funds and are compensated for such services by the Funds. As used in this prospectus, the term "investment dealer" includes any broker, dealer, bank (including bank trust departments), registered investment adviser, financial planner, retirement plan administrator, their designated intermediaries and any other firm having a selling, administration or similar agreement with the principal underwriter or its affiliates.

SERVICE PLAN. In addition to advisory fees and other expenses, the Fund pays service fees pursuant to a Service Plan designed to meet the service fee requirements of the sales charge rule of the National Association of Securities Dealers, Inc., as if such rule were applicable. The Fund currently makes service fee payments for personal services and/or the maintenance of shareholder accounts to the principal underwriter, investment dealers and other persons in amounts not exceeding 0.25% of the Fund's average daily net assets for each fiscal year.

The principal underwriter may pay additional compensation from its own resources to investment dealers in connection with sales promotions sponsored by the principal underwriter or sales programs sponsored by investment dealers. Upon NASD approval, the principal underwriter may provide non-cash incentives to investment dealers.

REPURCHASE OFFERS

As a matter of fundamental policy which cannot be changed without shareholder approval, the Fund is required in the months of JANUARY, APRIL, JULY AND OCTOBER to offer to repurchase at least 5% and up to 25% of its shares. Under normal market conditions, the Trustees expect to authorize a 25% offer. (The Fund may also make a discretionary repurchase offer once every two years and has not yet done so.) The repurchase price will be the net asset value determined not more than 14 days following the repurchase request deadline and payment for all shares repurchased pursuant to these offers will be made not later than 7 days after the repurchase pricing date. Under normal circumstances, it is expected that net asset value will be determined on the repurchase request deadline and payment for shares tendered will be made within 3 business days after such deadline. During the period the offer to repurchase is open shareholders may obtain the current net asset value by calling 1-800-262-1122 (fund #532).

At least 21 days prior to the repurchase request deadline the Fund will mail written notice to each shareholder setting forth the number of shares the Fund will repurchase, the repurchase request deadline and other terms of the offer to repurchase, and the procedures for shareholders to follow to request a repurchase. (This notice may be included in a shareholder report or other Fund document.) THE REPURCHASE REQUEST DEADLINE WILL BE STRICTLY OBSERVED. Shareholders and financial intermediaries failing to submit repurchase requests in good order (as set forth in the repurchase form) by such deadline will be unable to liquidate shares until a subsequent repurchase offer.

If more shares are tendered for repurchase than the Fund has offered to repurchase, the Board may, but is not obligated to, increase the number of shares to be repurchased by 2% of the value of the Portfolio, the investment company in which the Fund invests; if there are still more shares tendered than are offered for repurchase, shares will be repurchased on a pro rata basis. Thus, shareholders may be unable to liquidate all or a given percentage of their shares and some shareholders may tender more shares than they wish to have repurchased in order to ensure repurchase of at least a specific number of shares. Shareholders may withdraw shares tendered for repurchase at any time prior to the repurchase request deadline.

Repurchase offers and the need to fund repurchase obligations may affect the ability of the Portfolio to be fully invested, which may reduce returns of the Fund. Moreover, diminution in the size of the Portfolio through repurchases of Fund shares without offsetting new sales may result in untimely sales of portfolio securities and a higher expense ratio, and may limit the ability of the Portfolio to participate in new investment opportunities. Repurchases resulting in portfolio turnover will result in additional expenses being borne by the Portfolio and indirectly by the Fund. The Portfolio may borrow to meet repurchase obligations which entails certain risks and costs. See "Borrowings and Leverage." The Portfolio may also sell portfolio securities to meet repurchase obligations which, in certain circumstances, may adversely affect the market for Senior Loans and reduce the Fund's value.

The Fund may suspend or postpone a repurchase offer only: (A) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code; (B) for any period during which the Exchange or any market in which the securities owned by the

Portfolio are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (C) for any period during which an emergency exists as a result of which disposal by the Portfolio of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Portfolio or Fund fairly to determine the value of its net assets; or (D) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

SHAREHOLDER ACCOUNT FEATURES

Once you purchase shares, the transfer agent establishes a Lifetime Investing Account(R) for you. Share certificates are issued only on request.

DISTRIBUTIONS. You may have your Fund distributions paid in one of the following ways:

..FULL REINVEST      Dividends  and capital  gains are  reinvested  in additional
 OPTION             shares.  THIS  OPTION WILL BE ASSIGNED IF YOU DO NOT SPECIFY
                    AN OPTION.

..PARTIAL REINVEST   Dividends are paid in cash and capital gains are  reinvested
 OPTION             in additional shares.

..CASH OPTION        Dividends and capital gains are paid in cash.

..EXCHANGE OPTION    Dividends  and/or capital gains are reinvested in additional shares of any class of another Eaton Vance fund chosen by you, subject to the terms of that fund's prospectus. Before selecting this option, you must obtain a prospectus of the other fund and consider its objectives, risks, and charges and expenses carefully.

INFORMATION FROM THE FUND.  From time to time, you may be mailed the following:

  *  Quarterly repurchase offer notices.

  * Semiannual and annual reports, containing a list of portfolio holdings as of the end of the second and fourth fiscal quarters, respectively, performance information and financial statements.

  * Periodic account statements, showing recent activity and total share balance.
  *  Form 1099 and tax information needed to prepare your income tax returns.
  *  Proxy materials, in the event a shareholder vote is required.
  *  Special notices about significant events affecting your Fund.

The Fund will file with the Securities and Exchange Commission ("SEC") a list of the Portfolio's portfolio holdings as of the end of the first and third fiscal quarters on Form N-Q. The Fund's annual and semiannual reports (as filed on Form N-CSR) and each Form N-Q may be viewed on the SEC's website (www.sec.gov). The most recent fiscal and calendar quarter end holdings may also be viewed on the Eaton Vance website (www.eatonvance.com). Portfolio holdings information is filed with the SEC or posted on the Eaton Vance website approximately 60 days after the end of the quarter to which it relates. The Fund also posts information about certain portfolio characteristics of the Portfolio (such as top ten holdings and asset allocation) as of each calendar quarter end on the Eaton Vance website approximately ten business days after quarter end.

TAX-DEFERRED RETIREMENT PLANS. Fund shares are available for purchase in connection with certain tax-deferred retirement plans. Call 1-800-262-1122 for information. Distributions will be invested in additional shares for all tax-deferred retirement plans.

Exchange Privilege. You may exchange your Fund shares at the time of a Fund repurchase for Class A shares of one or more open-end investment companies in the Eaton Vance Group of Funds, Eaton Vance Cash Management Fund or Eaton Vance Tax Free Reserves. Shares of certain other funds advised or administered by Eaton Vance may be exchanged for shares of the Fund at net asset value per share, but subject to any restrictions or qualifications set forth in the current prospectus of any such fund. For the purposes of calculating the early withdrawal or contingent deferred sales charge applicable to shares acquired in an exchange, your shares will age from the date of your original purchase of Fund shares.

Before exchanging, you should read the prospectus of the new fund carefully. If you wish to exchangef shares, write to the transfer agent (see back cover for address) or call 1-800-262-1122. Each exchange must involve shares which have a net asset value of at least $1,000. This privilege may not be used for "market timing." If an account (or group of accounts) makes more than two round-trip exchanges (exchanged from one fund to another and back again) within 12 months, it will be deemed to be market timing. As described under "Purchasing Shares," the exchange privilege may be terminated for market timing accounts or for other reasons. The exchange privilege may be changed or discontinued at any time. You will receive 60 days' notice of any material change to the privilege.

TELEPHONE AND ELECTRONIC TRANSACTIONS. You can repurchase and exchange shares by telephone under certain circumstances. In addition, certain transactions may be conducted through the Internet. The transfer agent and the principal underwriter have procedures in place to authenticate telephone and electronic instructions (such as using security codes or verifying personal account information). As long as the transfer agent and principal underwriter follow reasonable procedures, they will not be responsible for unauthorized telephone or electronic transactions and you bear the risk of possible loss resulting from these transactions. You may decline the telephone redemption option on the account application. Telephone instructions are tape recorded.

PROCEDURES FOR OPENING NEW ACCOUNTS. To help the government fight the funding of terrorism and money laundering activities, federal law requires the Fund to obtain, verify and record information that identifies each person who opens a Fund account. When you open an account, the transfer agent or your investment dealer will ask you for your name, address, date of birth and other identifying information. You also may be asked to produce a copy of your driver's license and other identifying documents. If a person fails to provide the information requested, any application by that person to open a new account will be rejected. Moreover, if the transfer agent or the investment dealer is unable to verify the identity of a person based on information provided by that person, it may take additional steps including, but not limited to, requesting additional information from the person, closing the person's account or reporting the matter to the appropriate federal authorities. If your account is closed for this reason, your shares may be automatically redeemed. If the Fund's net asset value has decreased since your purchase, you will lose money as a result of this redemption.

ACCOUNT QUESTIONS. If you have any questions about your account or the services available, please call Eaton Vance Shareholder Services at 1-800-262-1122, or write to the transfer agent (see back cover for address).

MORE INFORMATION IS AVAILABLE FREE OF CHARGE ON THE EATON VANCE WEBSITE AT WWW.EATONVANCE.COM AND IN THE STATEMENT OF ADDITIONAL INFORMATION. PLEASE CONSULT THE EATON VANCE WEBSITE BEFORE MAKING A PURCHASE OF FUND SHARES.

DISTRIBUTIONS AND TAXES

The Fund declares daily and distributes monthly substantially all of its net investment income and distributes annually (usually in December) its net realized short-term and long-term capital gains, if any. Your account will be credited with dividends beginning on the business day after the day when the funds used to purchase your shares are collected by the transfer agent. The Fund's distributions will not qualify for the dividends-received deduction for corporations. The Fund expects distributions to consist primarily of net investment income which, along with short-term capital gain distributions, are taxable to shareholders as ordinary income, whether paid in cash or additional shares of the Fund. Capital gain distributions (if any) will be taxable to shareholders as long-term capital gains, regardless of how long a shareholder has owned Fund shares. The Fund's distributions will be taxable as described above whether they are paid in cash or reinvested in additional shares. Investors who purchase shares at a time when the Fund's net asset value reflects gains that are either unrealized or realized but undistributed will pay the full price for the shares and then may receive some portion of the purchase price back as a taxable distribution. Certain distributions paid in January will be taxable to shareholders as if received on December 31 of the prior year.

The repurchase of Fund shares may result in a taxable gain or loss to the redeeming shareholder, depending on whether the amount received is greater or less than such shareholder's adjusted tax basis in the shares. An exchange of shares of the Fund for shares of another Eaton Vance fund generally will have similar tax consequences. Different tax consequences may apply for tendering and nontendering shareholders in connection with a repurchase offer, and these consequences are disclosed in the Statement of Additional Information. For example, if a shareholder tenders fewer than all of his or her shares, such repurchase may not be treated as an exchange for federal income tax purposes and may result in deemed distributions to non-tendering shareholders. On the other hand, shareholders who tender all of their shares will be treated as having sold their shares and generally will realize a capital gain or loss.

The Fund's investments in certain debt obligations may cause the Fund to recognize taxable income in excess of the cash generated by such obligations. Thus, the Fund could be required at times to liquidate other investments in order to satisfy its distribution requirements.

Taxable distributions to certain shareholders, including those who have not provided the Fund with their correct taxpayer identification number and other required certifications, may be subject to "backup" federal tax withholding at a rate of 28% for amounts paid through 2010. The backup withholding rate will be 31% for amounts paid thereafter. An individual's TIN is generally his or her social security number.

The foregoing only summarizes some of the federal tax consequences to shareholders of investing in shares of the Fund, and does not address special tax rules applicable to certain types of investors, such as corporate and foreign investors, individual retirement accounts and other retirement plans. Investors should consult their tax advisers.

LOGO









--------------------------------------------------------------------------------
EATON VANCE
ADVISERS SENIOR
FLOATING-RATE
FUND




Prospectus
April 1, 2005




--------------------------------------------------------------------------------
INVESTMENT ADVISER OF SENIOR DEBT PORTFOLIO
Boston Management and Research, The Eaton Vance Building, 255 State Street, Boston, MA 02109

ADMINISTRATOR OF EATON VANCE ADVISERS SENIOR FLOATING-RATE FUND
Eaton Vance Management, The Eaton Vance Building, 255 State Street, Boston, MA 02109

PRINCIPAL UNDERWRITER
Eaton Vance Distributors, Inc., The Eaton Vance Building, 255 State Street, Boston, MA 02109 1-800-225-6265

CUSTODIAN
Investors Bank & Trust Company, 200 Clarendon Street, Boston, MA  02116

TRANSFER AGENT
PFPC Inc., P.O. Box 9653, Providence, RI  02940-9653  1-800-262-1122

AUDITORS
Deloitte & Touche LLP, 200 Berkeley Street, Boston, MA  02116

                                                                           ASFRP

                                                 (C) 2005 Eaton Vance Management

365-4/05

                                                          STATEMENT OF
                                                          ADDITIONAL INFORMATION
                                                          April 1, 2005







                           EATON VANCE ADVISERS SENIOR
                               FLOATING-RATE FUND

                            THE EATON VANCE BUILDING
                                255 STATE STREET
                           BOSTON, MASSACHUSETTS 02109
                                 1-800-262-1122


This Statement of Additional Information ("SAI") provides general information about the Fund and the Portfolio. Capitalized terms used in this SAI and not otherwise defined have the meanings given to them in the prospectus. This SAI contains additional information about:


                                        Page                              Page
Investment Policies and Risks            2   Shareholder Account Information  20
Investment Restrictions                  7   Portfolio Trading                21
Management and Organization              9   Taxes                            23
Control Persons and Principal                Performance                      25
  Holders of Shares                     15   Financial Statements             27
Investment Advisory and Other Services  15
Calculation of Net Asset Value          19

Appendix A:  Ratings of Corporate Bonds                                       28
Appendix B:  Eaton Vance Funds Proxy Voting Policies and Procedures           30
Appendix C:  Adviser Proxy Voting Policies                                    32


THIS SAI IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE INVESTORS ONLY IF PRECEDED OR ACCOMPANIED BY THE FUND'S PROSPECTUS DATED APRIL 1, 2005, AS SUPPLEMENTED FROM TIME TO TIME, WHICH IS INCORPORATED HEREIN BY REFERENCE. THIS SAI SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS, WHICH MAY BE OBTAINED BY CALLING 1-800-225-6265.










(C) 2005 Eaton Vance Management

The following defined terms may be used herein: "SEC" for the Securities and Exchange Commission; "CFTC" for the Commodities Futures Trading Commission; "Code" for the Internal Revenue Code of 1986, as amended; "1940 Act" for the Investment Company Act of 1940, as amended; and "NASD" for the National Association of Securities Dealers, Inc.

                          INVESTMENT POLICIES AND RISKS

Primary strategies are defined in the prospectus. The following is a description of the various investment practices that may be engaged in, whether as a primary or secondary strategy, and a summary of certain attendant risks. The investment adviser(s) may not buy any of the following instruments or use any of the following techniques unless it believes that doing so will help achieve the investment objective(s).

STRUCTURE OF SENIOR LOANS. A Senior Loan is typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the "Agent") for a group of loan investors ("Loan Investors"). The Agent typically administers and enforces the Senior Loan on behalf of the other Loan Investors in the syndicate. In addition, an institution, typically but not always the Agent, holds any collateral on behalf of the Loan Investors.

Senior Loans primarily include senior floating rate loans and secondarily institutionally traded senior floating rate debt obligations (including those issued by an asset-backed pool), and interests therein. Loan interests primarily take the form of assignments purchased in the primary or secondary market. Loan interests may also take the form of participation interests in, or novations of a Senior Loan. Such loan interests may be acquired from U.S. or foreign commercial banks, insurance companies, finance companies or other financial institutions who have made loans or are Loan Investors or from other investors in loan interests.

The Portfolio typically purchases "Assignments" from the Agent or other Loan Investors. The purchase of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Loan Investor and becomes a loan investor under the Loan Agreement with the same rights and obligations as the assigning party. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Loan Investor.

The Portfolio also may invest in "Participations." Participations by the Portfolio in a Loan Investor's portion of a Senior Loan typically will result in the Portfolio having a contractual relationship only with such Loan Investor, not with the Borrower. As a result, the Portfolio may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Loan Investor selling the Participation and only upon receipt by such Loan Investor of such payments from the Borrower. In connection with purchasing Participations, the Portfolio generally will have no right to enforce compliance by the Borrower with the terms of the loan agreement, nor any rights with respect to any funds acquired by other Loan Investors through set-off against the Borrower and the Portfolio may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. As a result, the Portfolio may assume the credit risk of both the Borrower and the Loan Investor selling the Participation. In the event of the insolvency of the Loan Investor selling a Participation, the Portfolio may be treated as a general creditor of such Loan Investor. The selling Loan Investors and other persons interpositioned between such Loan Investors and the Portfolio with respect to such Participations will likely conduct their principal business activities in the banking, finance and financial services industries. Persons engaged in such industries may be more susceptible to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee's monetary policy, governmental regulations concerning such industries and concerning capital
raising   activities   generally  and  fluctuations  in  the  financial  markets
generally.

The Portfolio will only acquire Participations if the Loan Investor selling the Participation, and any other persons interpositioned between the Portfolio and the Loan Investor, at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by Standard & Poor's Ratings Group ("S&P") or Baa or P-3 or higher by Moody's Investors Service, Inc. ("Moody's") or comparably rated by another nationally recognized rating agency (each a "Rating Agency")) or determined by the investment adviser to be of comparable quality. Securities rated Baa by Moody's have speculative characteristics. Similarly, the Portfolio will purchase an Assignment or Participation or act as a Loan Investor with respect to a syndicated Senior Loan only where the Agent with respect to such Senior Loan at the time of investment has outstanding debt or deposit obligations rated investment grade or determined by the investment adviser to be of comparable quality. Long-term debt rated BBB by S&P is regarded by S&P as having adequate capacity to pay interest and repay principal and debt rated Baa by Moody's is regarded by Moody's as a medium grade obligation, i.e., it is neither highly protected nor poorly secured. Commercial paper rated A-3 by S&P indicates that S&P believes such obligations exhibit adequate protection parameters but that adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation and issues of commercial paper rated P-3 by Moody's are considered by Moody's to have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced.

CERTAIN FEES PAID TO THE PORTFOLIO. In the process of buying, selling and holding Senior Loans, the Portfolio may receive and/or pay certain fees. These fees are in addition to interest payments received and may include facility fees, commitment fees, commissions and prepayment penalty fees. When the Portfolio buys a Senior Loan it may receive a facility fee and when it sells a Senior Loan it may pay a facility fee. On an ongoing basis, the Portfolio may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a Senior Loan. In certain circumstances, the Portfolio may receive a prepayment penalty fee upon the prepayment of a Senior Loan by a Borrower. Other fees received by the Portfolio may include amendment fees.

BORROWER COVENANTS. A Borrower must comply with various restrictive covenants contained in a loan agreement or note purchase agreement between the Borrower and the holders of the Senior Loan (the "Loan Agreement"). Such covenants, in addition to requiring the scheduled payment of interest and principal, may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the Borrower to maintain specific minimum financial ratios, and limits on total debt. In addition, the Loan Agreement may contain a covenant requiring the Borrower to prepay the Loan with any free cash flow. Free cash flow is generally defined as net cash flow after scheduled debt service payments and permitted capital expenditures, and includes the proceeds from asset dispositions or sales of securities. A breach of a covenant which is not waived by the Agent, or by the Loan Investors directly, as the case may be, is normally an event of acceleration; i.e., the Agent, or the Loan Investors directly, as the case may be, has the right to call the outstanding Senior Loan. The typical practice of an Agent or a Loan Investor in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower. In the case of a Senior Loan in the form of a Participation, the agreement between the buyer and seller may limit the rights of the holder to vote on certain changes which may be made to the Loan Agreement, such as waiving a breach of a covenant. However, the holder of the Participation will, in almost all cases, have the right to vote on certain fundamental issues such as changes in principal amount, payment dates and interest rate.

ADMINISTRATION OF LOANS. In a typical Senior Loan the Agent administers the terms of the Loan Agreement. In such cases, the Agent is normally responsible for the collection of principal and interest payments from the Borrower and the apportionment of these payments to the credit of all institutions which are parties to the Loan Agreement. The Portfolio will generally rely upon the Agent or an intermediate participant to receive and forward to the Portfolio its portion of the principal and interest payments on the Senior Loan. Furthermore, unless under the terms of a Participation Agreement the Portfolio has direct recourse against the Borrower, the Portfolio will rely on the Agent and the other Loan Investors to use appropriate credit remedies against the Borrower. The Agent is typically responsible for monitoring compliance with covenants contained in the Loan Agreement based upon reports prepared by the Borrower. The seller of the Senior Loan usually does, but is often not obligated to, notify holders of Senior Loans of any failures of compliance. The Agent may monitor the value of the collateral and, if the value of the collateral declines, may accelerate the Senior Loan, may give the Borrower an opportunity to provide additional collateral or may seek other protection for the benefit of the participants in the Senior Loan. The Agent is compensated by the Borrower for providing these services under a Loan Agreement, and such compensation may include special fees paid upon structuring and funding the Senior Loan and other fees paid on a continuing basis. With respect to Senior Loans for which the Agent does not perform such administrative and enforcement functions, the Portfolio will perform such tasks on its own behalf, although a collateral bank will typically hold any collateral on behalf of the Portfolio and the other Loan Investors pursuant to the applicable Loan Agreement.

A financial institution's appointment as Agent may usually be terminated in the event that it fails to observe the requisite standard of care or becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership, or, if not FDIC insured, enters into bankruptcy proceedings. A successor Agent would generally be appointed to replace the terminated Agent, and assets held by the Agent under the Loan Agreement should remain available to holders of Senior Loans. However, if assets held by the Agent for the benefit of the Portfolio were determined to be subject to the claims of the Agent's general creditors, the Portfolio might incur certain costs and delays in realizing payment on a Senior Loan, or suffer a loss of principal and/or interest. In situations involving intermediate participants, similar risks may arise.

PREPAYMENTS. Senior Loans will usually require, in addition to scheduled payments of interest and principal, the prepayment of the Senior Loan from free cash flow, as defined above. The degree to which Borrowers prepay Senior Loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the Borrower and competitive conditions among Loan Investors, among others. As such, prepayments cannot be predicted with accuracy. Upon a prepayment, either in part or in full, the actual outstanding debt on which the Portfolio derives interest income will be reduced. However, the Portfolio may receive both a prepayment penalty fee from the prepaying Borrower and a facility fee upon the purchase of a new Senior Loan with the proceeds from the prepayment of the former. Prepayments generally will not materially affect the Fund's performance because the Portfolio should be able to reinvest prepayments in other Senior Loans that have similar yields

(subject to market conditions) and because receipt of such fees may mitigate any adverse impact on the Fund's yield.

OTHER INFORMATION REGARDING SENIOR LOANS. From time to time BMR and its affiliates may borrow money from various banks in connection with their business activities. Such banks may also sell interests in Senior Loans to or acquire them from the Portfolio or may be intermediate participants with respect to Senior Loans in which the Portfolio owns interests. Such banks may also act as Agents for Senior Loans held by the Portfolio.

The Portfolio may acquire interests in Senior Loans which are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. The Portfolio may also invest in Senior Loans of Borrowers that have obtained bridge loans from other parties. A Borrower's use of bridge loans involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.

The Portfolio will be subject to the risk that collateral securing a loan will decline in value or have no value. Such a decline, whether as a result of bankruptcy proceedings or otherwise, could cause the Senior Loan to be undercollateralized or unsecured. In most credit agreements there is no formal requirement to pledge additional collateral. In addition, the Portfolio may invest in Senior Loans guaranteed by, or secured by assets of, shareholders or owners, even if the Senior Loans are not otherwise collateralized by assets of the Borrower; provided, however, that such guarantees are fully secured. There may be temporary periods when the principal asset held by a Borrower is the stock of a related company, which may not legally be pledged to secure a Senior Loan. On occasions when such stock cannot be pledged, the Senior Loan will be temporarily unsecured until the stock can be pledged or is exchanged for or replaced by other assets, which will be pledged as security for the Senior Loan. However, the Borrower's ability to dispose of such securities, other than in connection with such pledge or replacement, will be strictly limited for the protection of the holders of Senior Loans and, indirectly, Senior Loans.

If a Borrower becomes involved in bankruptcy proceedings, a court may invalidate the Portfolio's security interest in the loan collateral or subordinate the Portfolio's rights under the Senior Loan to the interests of the Borrower's unsecured creditors or cause interest, previously paid to be refunded to the Borrower. If a court required interest to be refunded, it could negatively affect the Fund's performance. Such action by a court could be based, for example, on a "fraudulent conveyance" claim to the effect that the Borrower did not receive fair consideration for granting the security interest in the loan collateral to the Portfolio. For Senior Loans made in connection with a highly leveraged transaction, consideration for granting a security interest may be deemed inadequate if the proceeds of the Loan were not received or retained by the Borrower, but were instead paid to other persons (such as shareholders of the Borrower) in an amount which left the Borrower insolvent or without sufficient working capital. There are also other events, such as the failure to perfect a security interest due to faulty documentation or faulty official filings, which could lead to the invalidation of the Portfolio's security interest in loan collateral. If the Portfolio's security interest in loan collateral is invalidated or the Senior Loan is subordinated to other debt of a Borrower in bankruptcy or other proceedings, it is unlikely that the Portfolio would be able to recover the full amount of the principal and interest due on the Loan, or the Portfolio could also have to refund interest (see the prospectus for additional information).

DERIVATIVE INSTRUMENTS. Derivative instruments (which are instruments that derive their value from another instrument, security, index or currency) may be purchased or sold to enhance income (in the case of written options), to hedge against fluctuations in securities prices, market conditions or currency exchange rates, to change the duration of the overall portfolio, or as a substitute for the purchase or sale of securities or currencies. Such transactions may be in the U.S. or abroad and may include the purchase or sale of futures contracts on securities (such as U.S. Government securities), indicies, other financial instruments (such as certificates of deposit, Eurodollar time deposits and economic indicies); options on futures contracts; exchange-traded and over-the-counter options on securities or indicies; interest rate swaps and forward foreign currency exchange contracts. Transactions in derivative instruments involve a risk of loss or depreciation due to: unanticipated adverse changes in securities prices, interest rates, indices, the other financial instruments' prices or currency exchange rates; the inability to close out a position; default by the counterparty; imperfect correlation between a position and the desired hedge; tax constraints on closing out positions; and portfolio management constraints on securities subject to such transactions. The loss on derivative instruments (other than purchased options) may substantially exceed an investment in these instruments. In addition, the entire premium paid for purchased options may be lost before they can be profitably exercised.
Transaction costs are incurred in opening and closing positions. Derivative instruments may sometimes increase or leverage exposure to a particular market risk, thereby increasing price volatility of derivative instruments it holds. The Portfolio's success in using derivative instruments to hedge portfolio assets depends on the degree of price correlation between the derivative instruments and the hedged asset. Imperfect correlation may be caused by several factors, including temporary price disparities among the trading markets for the derivative instrument, the assets underlying the derivative instrument and the Portfolio's assets.

Over-the-counter ("OTC") derivative instruments involve an enhanced risk that the issuer or counterparty will fail to perform its contractual obligations. Some derivative instruments are not readily marketable or may become illiquid under adverse market conditions. In addition, during periods of market volatility, a commodity exchange may suspend or limit trading in an exchange-traded derivative instrument, which may make the contract temporarily illiquid and difficult to price. Commodity exchanges may also establish daily limits on the amount that the price of a futures contract or futures option can vary from the previous day's settlement price. Once the daily limit is reached, no trades may be made that day at a price beyond the limit. This may prevent the closing out of positions to limit losses. The staff of the SEC takes the position that certain purchased OTC options, and assets used as cover for written OTC options, are illiquid. The ability to terminate OTC derivative instruments may depend on the cooperation of the counterparties to such contracts. For thinly traded derivative instruments, the only source of price quotations may be the selling dealer or counterparty. In addition, certain provisions of the Code limit the use of derivative instruments. The Portfolio has claimed an exclusion from the definition of a Commodity Pool Operator ("CPO") under the Commodity Exchange Act and therefore is not subject to registration as a CPO. The use of derivatives is highly specialized activities that involve skills different from conducting ordinary portfolio securities transactions. There can be no assurance that the investment adviser's use of derivative instruments will be advantageous to the Portfolio. The Portfolio will engage in transactions in futures contracts and regulated options only to the extent such transactions are consistent with the requirements of the Code for maintaining the qualification of the Fund as a regulated investment company for federal income tax purposes.

Foreign exchange traded futures contracts and options thereon may be used only if the investment adviser determines that trading on such foreign exchange does not entail risks, including credit and liquidity risks, that are materially greater than the risks associated with trading on CFTC-regulated exchanges.

A put option on a security may be written only if the investment adviser intends to acquire the security.

FIXED-INCOME SECURITIES. Fixed-income securities include preferred, preference and convertible securities, equipment lease certificates, equipment trust certificates and conditional sales contracts. Preference stocks are stocks that have many characteristics of preferred stocks, but are typically junior to an existing class of preferred stocks. Equipment lease certificates are debt obligations secured by leases on equipment (such as railroad cars, airplanes or office equipment), with the issuer of the certificate being the owner and lessor of the equipment. Equipment trust certificates are debt obligations secured by an interest in property (such as railroad cars or airplanes), the title of which is held by a trustee while the property is being used by the borrower. Conditional sales contracts are agreements under which the seller of property continues to hold title to the property until the purchase price is fully paid or other conditions are met by the buyer.

Fixed-rate bonds may have a demand feature allowing the holder to redeem the bonds at specified times. These bonds are more defensive than conventional long-term bonds (protecting to some degree against a rise in interest rates) while providing greater opportunity than comparable intermediate term bonds, since they may be retained if interest rates decline. Acquiring these kinds of bonds provides the contractual right to require the issuer of the bonds to purchase the security at an agreed upon price, which right is contained in the obligation itself rather than in a separate agreement or instrument. Since this right is assignable only with the bond, it will not be assigned any separate value. Floating or variable rate obligations may be acquired as short-term investments pending longer term investment of funds.

Certain securities may permit the issuer at its option to "call," or redeem, the securities. If an issuer were to redeem securities during a time of declining interest rates, the Portfolio may not be able to reinvest the proceeds in securities providing the same investment return as the securities redeemed.

The rating assigned to a security by a rating agency does not reflect assessment of the volatility of the security's market value or of the liquidity of an investment in the securities. Credit ratings are based largely on the issuer's historical financial condition and the rating agency's investment analysis at the time of rating, and the rating assigned to any particular security is not necessarily a reflection of the issuer's current financial condition. Credit quality in the high yield, high risk bond market can change from time to time, and recently issued credit ratings may not fully reflect the actual risks posed by a particular high yield security. In addition to lower rated securities, the Portfolio also may invest in higher rated securities. For a description of corporate bond ratings, see Appendix A.

CREDIT DEFAULT SWAPS. From time to time, the Portfolio may use credit default swaps to buy or sell credit protection on an individual issuer or a basket of issuers of bonds and may also purchase credit linked notes. In a credit default swap, the buyer of credit protection agrees to pay the seller a periodic premium payment in return for the seller paying the amount under par at which a bond is trading if an event occurs that impacts the payment ability of the issuer of the underlying bonds. If such a transaction is to be physically settled, the buyer of the protection delivers to the seller a credit instrument that satisfies the delivery conditions outlined in the trade confirmation. The seller of the credit protection then pays the buyer the par value of the delivered instrument. In a cash settled transaction, the buyer of protection receives from the seller the difference between the market value of the credit instrument and the par value. Credit linked notes are collateralized with a portfolio of securities having an aggregate AAA rating. Credit linked notes are purchased from a trust or other special purpose vehicle that pays a fixed or floating coupon during the life of the note. At maturity, investors receive par unless the referenced credit defaults or declares bankruptcy, in which case they receive an amount equal to the recovery rate. The trust enters into a default swap with a counterparty, and in the event of default, the trust pays the counterparty par minus the recovery rate in exchange for an annual fee that is passed on to the investors in the form of a higher yield on the notes. Credit linked notes are collateralized with a portfolio of securities having an aggregate AAA rating. Credit linked notes are purchased from a trust or other special purpose vehicle that pays a fixed or floating coupon during the life of the note. At maturity, investors receive par unless the referenced credit defaults or declares bankruptcy, in which case they receive an amount equal to the recovery rate. The trust enters into a default swap with a counterparty, and in the event of default, the trust pays the counterparty par minus the recovery rate in exchange for an annual fee that is passed on to the investors in the form of a higher yield on the notes. These transactions involve certain risks, including the risk that the seller may be unable to fulfill the transaction.

INTEREST RATE SWAPS. Interest rate swaps involve the exchange by the Portfolio with another party of their respective commitments to pay or receive interest, e.g., an exchange of fixed rate payments for floating rate payments. The Portfolio will only enter into interest rate swaps on a net basis, i.e., the two payment streams are netted out with the Portfolio receiving or paying, as the case may be, only the net amount of the two payments. The Portfolio may also enter forward rate contracts. Under these contracts, the buyer locks in an interest rate at a future settlement date. If the interest rate on the settlement date exceeds the lock rate, the buyer pays the seller the difference between the two rates. If the lock rate exceeds the interest rate on the settlement date, the seller pays the buyer the difference between the two rates. Any such gain received by the Fund would be taxable.

ASSET COVERAGE. To the extent required by SEC guidelines, the Portfolio will only engage in transactions that expose it to an obligation to another party if it owns either (1) an offsetting ("covered") position for the same type of financial asset, or (2) cash or liquid securities, segregated with its custodian, with a value sufficient at all times to cover its potential obligations not covered as provided in (1). Assets used as cover or segregated with the custodian cannot be sold while the position(s) requiring cover is open unless replaced with other appropriate assets. As a result, if a large portion of assets is segregated or committed as cover, it could impede portfolio management or the ability to meet redemption requests or other current obligations.

FOREIGN INVESTMENTS. Because foreign companies are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies, there may be less publicly available information about a foreign company than about a domestic company. Volume and liquidity in most foreign debt markets is less than in the United States and securities of some foreign companies are less liquid and more volatile than securities of comparable U.S. companies. There is generally less government supervision and regulation of securities exchanges, broker-dealers and listed companies than in the United States. Mail service between the United States and foreign countries may be slower or less reliable than within the United States, thus increasing the risk of delayed settlements of portfolio transactions or loss of certificates for portfolio securities. Payment for securities before delivery may be required. In addition, with respect to certain foreign countries, there is the possibility of expropriation or confiscatory taxation, political or social instability, or diplomatic developments which could affect investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets, while growing in volume and sophistication, are generally not as developed as those in the United States, and securities of some foreign issuers (particularly those located in developing countries) may be less liquid and more volatile than securities of comparable U.S. companies.

American Depositary Receipts (ADRs), European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs) may be purchased. ADRs, EDRs and GDRs are certificates evidencing ownership of shares of a foreign issuer and are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies. However, they continue to be subject to many of the risks associated with investing directly in foreign securities. These risks include the political and economic risks of the underlying issuer's country, as well as in the case of depositary receipts traded on non-U.S. markets, foreign exchange risk. ADRs, EDRs and GDRs may be sponsored or unsponsored. Unsponsored receipts are established without the participation of the issuer. Unsponsored receipts may involve higher expenses, they may not pass-through voting or other shareholder rights, and they may be less liquid.

FOREIGN CURRENCY TRANSACTIONS. The value of foreign assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in foreign currency rates and exchange control regulations. Currency exchange rates can also be affected unpredictably by intervention by U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the U.S. or abroad. Foreign currency exchange transactions may be conducted on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market or through entering into derivative currency transactions. Currency futures contracts are exchange-traded and change in value to reflect movements of a currency or a basket of currencies. Settlement must be made in a designated currency.

Forward foreign currency exchange contracts are individually negotiated and privately traded so they are dependent upon the creditworthiness of the counterparty. Such contracts may be used when a security denominated in a foreign currency is purchased or sold, or when the receipt in a foreign currency of dividend or interest payments on such a security is anticipated. A forward contract can then "lock in" the U.S. dollar price of the security or the U.S. dollar equivalent of such dividend or interest payment, as the case may be. Additionally, when the investment adviser believes that the currency of a particular foreign country may suffer a substantial decline against the U.S. dollar, it may enter into a forward contract to sell, for a fixed amount of dollars, the amount of foreign currency approximating the value of some or all of the securities held that are denominated in such foreign currency. The precise matching of the forward contract amounts and the value of the securities involved will not generally be possible. In addition, it may not be possible to hedge against long-term currency changes. Cross-hedging may be used by using forward contracts in one currency (or basket of currencies) to hedge against fluctuations in the value of securities denominated in a different currency if the investment adviser determines that there is an established historical pattern of correlation between the two currencies (or the basket of currencies and the underlying currency). Use of a different foreign currency magnifies exposure to foreign currency exchange rate fluctuations. Forward contracts may also be used to shift exposure to foreign currency exchange rate changes from one currency to another. Short-term hedging provides a means of fixing the dollar value of only a portion of portfolio assets.

Currency transactions are subject to the risk of a number of complex political and economic factors applicable to the countries issuing the underlying currencies. Furthermore, unlike trading in most other types of instruments, there is no systematic reporting of last sale information with respect to the foreign currencies underlying the derivative currency transactions. As a result, available information may not be complete. In an over-the-counter trading environment, there are no daily price fluctuation limits. There may be no liquid secondary market to close out options purchased or written, or forward contracts entered into, until their exercise, expiration or maturity. There is also the risk of default by, or the bankruptcy of, the financial institution serving as a counterparty.

INVESTMENT COMPANY SECURITIES. The Portfolio may invest in closed-end investment companies which invest in floating rate instruments. The value of common shares of closed-end investment companies, which are generally traded on an exchange, is affected by the demand for those securities regardless of the demand for the underlying portfolio assets. These companies bear fees and expenses that the Portfolio will incur indirectly, so investors in the Fund will be subject to duplication of fees.

                             INVESTMENT RESTRICTIONS

The following investment restrictions of the Fund are designated as fundamental policies and as such cannot be changed without the approval of the holders of a majority of the Fund's outstanding voting securities, which as used in this SAI means the lesser of (a) 67% of the shares of the Fund present or represented by proxy at a meeting if the holders of more than 50% of the outstanding shares are present or represented at the meeting or (b) more than 50% of the outstanding shares of the Fund. Accordingly, the Fund may not:

(1)  Borrow money, except as permitted by the Investment Company Act of 1940;
(2) Issue senior securities, as defined in the Investment Company Act of 1940, other than (i) preferred shares which immediately after issuance will have asset coverage of at least 200%, (ii) indebtedness which immediately after issuance will have asset coverage of at least 300%, or (iii) the borrowings permitted by investment restriction (1) above;
(3) Purchase securities on margin (but the Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities). The purchase of loan interests, securities or other investment assets with the proceeds of a permitted borrowing or securities offering will not be deemed to be the purchase of securities on margin;
(4) Underwrite securities issued by other persons, except insofar as it may technically be deemed to be an underwriter under the Securities Act of 1933 in selling or disposing of a portfolio investment;

(5)  Make  loans  to  other  persons,  except  by (a)  the  acquisition  of loan interests, debt securities and other obligations in which the Fund is authorized to invest in accordance with its investment objective and policies, (b) entering into repurchase agreements, (c) lending its portfolio securities and (d) lending cash consistent with applicable law;
(6) Purchase any security if, as a result of such purchase, more than 25% of the Fund's total assets (taken at current value) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries, commercial banks, thrift institutions and finance companies being treated as separate industries for the purpose of this restriction); provided that there is no limitation with respect to obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities;
(7) Purchase or sell real estate, although it may purchase and sell securities which are secured by interests in real estate and securities of issuers which invest or deal in real estate. The Fund reserves the freedom of action to hold and to sell real estate acquired as a result of the ownership of securities; or
(8) Purchase or sell physical commodities or contracts for the purchase or sale of physical commodities. Physical commodities do not include futures contracts with respect to securities, securities indices or other financial instruments.

In connection with Restriction (1) above, the 1940 Act currently permits investment companies to borrow money so long as there is 300% asset coverage of the borrowing (i.e., borrowings do not exceed one-third of the investment company's total assets after subtracting liabilities other than the borrowings). There is no current intent to borrow money, except for the limited purposes described in the prospectus.

For the purpose of investment restriction (6), the Fund will consider all relevant factors in determining who is the issuer of the loan interest, including: the credit quality of the Borrower, the amount and quality of the collateral, the terms of the Loan Agreement and other relevant agreements (including inter-creditor agreements), the degree to which the credit of such interpositioned person was deemed material to the decision to purchase the loan interest, the interest rate environment, and general economic conditions applicable to the Borrower and such interpositioned person. In addition, with respect to restriction (6), the Fund will construe the phrase "more than 25%" to be "25% or more."

The Fund, as a matter of fundamental policy which may not be changed without a vote of a majority of its outstanding voting securities and in accord with the provisions of Rule 23c-3 (as amended from time to time) under the 1940 Act, shall make repurchase offers for its common shares of beneficial interest at periodic intervals of three months between repurchase request deadlines, such deadlines to be dates in the months of January, April, July and October determined by the Board of Trustees with the repurchase pricing date and time being not later than the close of business 14 days after the repurchase request deadline (or the next business day if the 14th day is not a business day).

The Portfolio, as a matter of fundamental policy which may not be changed without a vote of a majority of its outstanding voting securities and in accord with the provisions of Rule 23c-3 (as amended from time to time) under the 1940 Act, shall make repurchase offers for its interests at periodic intervals of three months to each holder of its interests between repurchase request deadlines, such deadlines to be dates determined by the Board of Trustees in the months when each such holder conducts its periodic repurchases with the repurchase pricing date and time being not later than the close of business 14 days after the repurchase request deadline (or the next business day if the 14th day is not a business day).

Notwithstanding the investment policies and restrictions of the Fund, the Fund may invest all or part of its investable assets in a management investment company with substantially the same investment objective, policies and restrictions as the Fund.

The Portfolio has adopted substantially the same fundamental investment restrictions as the foregoing investment restrictions adopted by the Fund; such restrictions cannot be changed without the approval of a "majority of the outstanding voting securities" of the Portfolio.

The Fund and the Portfolio have each adopted the following nonfundamental investment policy which may be changed with respect to the Fund by the Trustees of the Fund without approval by the Fund's shareholders or may be changed with respect to the Portfolio by the Trustees of the Portfolio without the approval of the Fund or the Portfolio's other investors. As a matter of nonfundamental policy, neither the Fund nor the Portfolio may make short sales of securities or maintain a short position, unless at all times when a short position is open (i) it owns an equal amount of such securities or securities convertible into or exchangeable, without payment of any further consideration, for securities of the same issue as, and equal in amount to, the securities sold short or (ii) it holds in a segregated account cash or other liquid securities (to the extent required under the 1940 Act) in an amount equal to the current market value of the securities sold short, and unless not more than 25% of its net assets (taken at current value) is held as collateral for such sales at any one time.

Whenever an investment policy or investment restriction set forth in the prospectus or this SAI states a maximum percentage of assets that may be invested in any security or other asset, or describes a policy regarding quality standards, such percentage limitation or standard shall be determined immediately after and as a result of the acquisition by the Fund and Portfolio of such security or asset. Accordingly, any later increase or decrease resulting from a change in values, assets or other circumstances or any subsequent rating change made by a rating service (or as determined by the investment adviser if the security is not rated by a rating agency), will not compel the Fund and Portfolio to dispose of such security or other asset. However, the Fund and Portfolio must always be in compliance with the borrowing policy limitation set forth above and any restrictive covenants under a credit facility agreement.

                           MANAGEMENT AND ORGANIZATION

FUND MANAGEMENT. The Trustees of the Fund are responsible for the overall management and supervision of the affairs of the Fund. The Trustees of the Portfolio are responsible for the overall management and supervision of the affairs of the Portfolio. The Trustees and officers of the Fund and the Portfolio are listed below. Except as indicated, each individual has held the office shown or other offices in the same company for the last five years. Trustees and officers of the Fund and the Portfolio hold indefinite terms of office. The "noninterested Trustees" consist of those Trustees who are not "interested persons" of the Fund and the Portfolio, as that term is defined under the 1940 Act. The business address of each Trustee and officer is The Eaton Vance Building, 255 State Street, Boston, Massachusetts 02109. As used in this SAI, "EVC" refers to Eaton Vance Corp., "EV" refers to Eaton Vance Inc. and "EVD" refers to Eaton Vance Distributors, Inc. EVC and EV are the corporate parent and trustee, respectively, of Eaton Vance and BMR. EVD is the principal underwriter of the Fund.

                                                                                                     NUMBER OF
                                                                                                   PORTFOLIOS IN
                                                                                                   FUND COMPLEX       OTHER
                         POSITION(S) WITH THE   TERM OF OFFICE AND   PRINCIPAL OCCUPATIONS(S)       OVERSEEN BY   DIRECTORSHIPS
NAME AND DATE OF BIRTH      FUND/PORTFOLIO      LENGTH OF SERVICE     DURING PAST FIVE YEARS        TRUSTEE(1)        HELD
----------------------   --------------------   ------------------   ------------------------      -------------  -------------
INTERESTED TRUSTEE

 JAMES B. HAWKES         Trustee                Trustee of the        Chairman, President and          195        Director of EVC
 11/9/41                                        Fund since 1998;      Chief Executive Officer of
                                                of the Portfolio      BMR, Eaton Vance, EVC and
                                                since 1992            EV; Director of EV; Vice
                                                                      President and Director of
                                                                      EVD. Trustee and/or officer
                                                                      of 195 registered investment
                                                                      companies in the Eaton Vance
                                                                      Fund Complex.  Mr. Hawkes is
                                                                      an interested person because
                                                                      of his positions with BMR,
                                                                      Eaton Vance EVC and EV, which
                                                                      are affiliates of the Fund
                                                                      and Portfolio.

NONINTERESTED TRUSTEES

 SAMUEL L. HAYES, III    Chairman of the        Trustee of the        Jacob H. Schiff Professor of     195        Director of
 2/23/35                 Board and Trustee      Fund since 1998;      Investment Banking Emeritus,                Tiffany & Co.
                                                of the Portfolio      Harvard University Graduate                 (specialty
                                                since 1994 and        School of Business                          retailer) and
                                                Chairman of the       Administration.                             Telect, Inc.
                                                Board since 2005                                                  (telecommunication
                                                                                                                  services company)

 WILLIAM H. PARK         Trustee                Since 2003            President and Chief Executive    195        None
 9/19/47                                                              Officer, Prizm Capital
                                                                      Management, LLC (investment
                                                                      management firm) (since
                                                                      (2002). Executive Vice
                                                                      President and Chief
                                                                      Financial Officer, United
                                                                      Asset Management Corporation
                                                                      (a holding company owning
                                                                      institutional investment
                                                                      management firms)
                                                                      (1982-2001).

 RONALD A. PEARLMAN      Trustee                Since 2003            Professor of Law, Georgetown     195        None
 7/10/40                                                              University Law Center (since
                                                                      1999). Tax Partner, Covington
                                                                      & Burling, Washington, DC
                                                                      (1991-2000).

 NORTON H. REAMER        Trustee                Trustee of the        President, Chief Executive       195        None
 9/21/35                                        Fund since 1998;      Officer and a Director of
                                                of the Portfolio      Asset Management Finance
                                                since 1994            Corp. (a specialty finance
                                                                      company serving the
                                                                      investment management
                                                                      industry) (since October
                                                                      2003). President, Unicorn
                                                                      Corporation (an investment
                                                                      and financial advisory
                                                                      services company) (since
                                                                      September 2000). Formerly,
                                                                      Chairman and Chief Operating
                                                                      Officer, Hellman, Jordan
                                                                      Management Co., Inc. (an
                                                                      investment management
                                                                      company) (2000-2003).
                                                                      Formerly, Advisory Director
                                                                      of Berkshire Capital
                                                                      Corporation (investment
                                                                      banking firm) (2002-2003).
                                                                      Formerly Chairman of the
                                                                      Board, United Asset
                                                                      Management Corporation (a
                                                                      holding company owning
                                                                      institutional investment
                                                                      management firms) and
                                                                      Chairman, President and
                                                                      Director, UAM Funds (mutual
                                                                      funds) (1980-2000).

                                       9

                                                                                                     NUMBER OF
                                                                                                   PORTFOLIOS IN
                                                                                                   FUND COMPLEX       OTHER
                         POSITION(S) WITH THE   TERM OF OFFICE AND   PRINCIPAL OCCUPATIONS(S)       OVERSEEN BY   DIRECTORSHIPS
NAME AND DATE OF BIRTH      FUND/PORTFOLIO      LENGTH OF SERVICE     DURING PAST FIVE YEARS        TRUSTEE(1)        HELD
----------------------   --------------------   ------------------   ------------------------      -------------  -------------
 LYNN A. STOUT           Trustee                Since 1998            Professor of Law, University     195        None
 9/14/57                                                              of California at Los Angeles
                                                                      School of Law (since July
                                                                      2001). Formerly, Professor of
                                                                      Law, Georgetown University
                                                                      Law Center.

(1)  Includes both master and feeder funds in a master-feeder structure.

PRINCIPAL OFFICERS WHO ARE NOT TRUSTEES

                         Position(s) with the   Term of Office and
Name and Date of Birth      Fund/Portfolio      Length of Service    Principal Occupations(s) During Past Five Years
----------------------   --------------------   ------------------   -----------------------------------------------
SCOTT H. PAGE            President              Since 2002*          Vice President of Eaton Vance and BMR. Officer of 13 registered
11/30/59                                                             investment companies managed by Eaton Vance or BMR.

PAYSON F. SWAFFIELD      Vice President         For the Fund since   Vice President of Eaton Vance and BMR. Officer of 13 registered
8/13/56                                         1998; of the         investment companies managed by Eaton Vance or BMR.
                                                Portfolio since
                                                1996

BARBARA E. CAMPBELL      Treasurer              Since 2002*          Vice President of Eaton Vance and BMR. Officer of 195
6/19/57                                                              registered investment companies managed by Eaton Vance or BMR.

ALAN R. DYNNER           Secretary              For the Fund since   Vice President, Secretary and Chief Legal Officer of BMR, Eaton
10/10/40                                        1998; of the         Vance, EVD, EV and EVC. Officer of 195 registered investment
                                                Portfolio since      companies managed by Eaton Vance or BMR.
                                                1997

PAUL M. O'NEIL           Chief Compliance       Since 2004           Vice President of Eaton Vance and BMR. Officer of 195
7/11/53                  Officer                                     registered investment companies managed by Eaton Vance or BMR.


 * Prior to 2002, Mr. Page served as Vice President of the Fund since 1998 and of the Portfolio since 1996, and Ms. Campbell served as Assistant Treasurer of the Fund since 1998 and of the Portfolio since 1992.

The Board of Trustees of the Fund and the Portfolio have several standing Committees, including the Governance Committee, the Audit Committee and the Special Committee. The Governance, the Audit and the Special Committees are each comprised of only noninterested Trustees. The former Contract Review Subcommittee of the Special Committee was comprised of only noninterested Trustees.

Messrs. Messrs. Hayes, Park, Pearlman, Reamer and Ms. Stout are members of the Governance Committee of the Board of Trustees of the Fund and the Portfolio. Ms. Stout currently serves as chairperson of the Governance Committee. The purpose of the Governance Committee is to consider, evaluate and make recommendations to the Board of Trustees with respect to the structure, membership and operation of the Board of Trustees and the Committees thereof, including the nomination and selection of noninterested Trustees and a Chairperson of the Board of Trustees and the compensation of such persons. During the fiscal year ended November 30, 2004, the Governance Committee convened six times.

The Governance Committee will, when a vacancy exists or is anticipated, consider any nominee for noninterested Trustee recommended by a shareholder if such recommendation is submitted in writing to the Governance Committee, contains sufficient background information concerning the candidate, including evidence the candidate is willing to serve as a noninterested Trustee if selected for the position, and is received in a sufficiently timely manner.

Messrs. Reamer (Chair), Hayes, Park and Ms. Stout are members of the Audit Committee of the Board of Trustees of the Fund and the Portfolio. The Board of Trustees has designated Messrs. Hayes, Park and Reamer, each a noninterested Trustee, as audit committee financial experts. The Audit Committee's purposes are to (i) oversee the Fund and Portfolio's accounting and financial reporting processes, its internal control over financial reporting, and, as appropriate, the internal control over financial reporting of certain service providers; (ii) oversee or, as appropriate, assist Board oversight of the quality and integrity of the Fund and Portfolio's financial statements and the independent audit thereof; (iii) oversee, or, as appropriate, assist Board oversight of, the Fund and Portfolio's compliance with legal and regulatory requirements that relate to the Fund and Portfolio's accounting and financial reporting, internal control over financial reporting and independent audits; (iv) approve prior to appointment the engagement and, when appropriate, replacement of the independent registered public accounting firm, and, if applicable, nominate the independent registered public accounting firm to be proposed for shareholder ratification in any proxy statement of a Fund; (v) evaluate the qualifications, independence and performance of the independent registered public accounting firm and the audit partner in charge of leading the audit; and (vi) prepare, as necessary, audit committee reports consistent with the requirements of Rule 306 of Regulation S-K for inclusion in the proxy statement of a Fund. During the fiscal year ended November 30, 2004, the Audit Committee convened four times.

Messrs. Hayes (Chair), Park, Pearlman, Reamer and Ms. Stout are currently members of the Special Committee of the Board of Trustees of the Fund and the Portfolio. Prior to February 9, 2004, the Special Committee's members were Messrs. Hayes (Chairman), Park, Pearlman and Reamer. Prior to February 9, 2004, the purpose of the Special Committee was to consider, evaluate and make recommendations to the full Board of Trustees concerning (i) all contractual arrangements with service providers to the Fund and the Portfolio, including investment advisory (Portfolio only), administrative, transfer agency, custodial and fund accounting and distribution services, and (ii) all other matters in which Eaton Vance or its affiliates has any actual or potential conflict of interest with the Fund, the Portfolio or investors therein. On February 9, 2004, the Special Committee adopted a new charter and expanded its membership to include Ms. Stout. Under its new charter, the purposes of the Special Committee are to consider, evaluate and make recommendations to the Board of Trustees concerning the following matters: (i) contractual arrangements with each service provider to the Fund and Portfolio, including advisory, sub-advisory, transfer agency, custodial and fund accounting, distribution services and administrative services; (ii) any and all other matters in which any service provider (including Eaton Vance or any affiliated entity thereof) has an actual or potential conflict of interest with the interests of the Fund, the Portfolio or investors therein; and (iii) any other matter appropriate for review by the noninterested Trustees, unless the matter is within the responsibilities of the Audit Committee or the Governance Committee. In addition, pursuant to its revised charter, the Special Committee established a Contract Review Subcommittee to perform certain functions, including to request and evaluate, not less frequently than annually, such information as may reasonably be necessary to allow the Subcommittee to evaluate the terms of each: (a) proposed new or amended or existing contracts for the provision of services by any investment adviser, sub-adviser, underwriter, administrator and any affiliate of the foregoing; and (b) plan of distribution pursuant to Rule 12b-1 under the 1940 Act. On August 16, 2004, the Special Committee adopted a revised Special Committee Charter which eliminated the Contract Review Subcommittee, because it was determined that its function could be carried out by the full Special Committee. The members of the Contract Review Subcommittee were Messrs. Hayes (Chairman), Park, Pearlman and Reamer. During the fiscal year ended November 30, 2004, the Special Committee convened five times.

In considering the renewal of the investment advisory agreement between the Portfolio and the investment adviser, the Special Subcommittee considered information that had been provided throughout the year at regular Board meetings, as well as information furnished for a Board meeting held on March 21, 2005 to specifically consider the renewal of the investment advisory agreement. Such information included, among other things, the following:

  * An independent report comparing Portfolio advisory fees with those of comparable funds;
  * An independent report comparing Fund expense ratios to those of comparable funds; Information regarding Fund investment performance (including on a risk-adjusted basis) in comparison to relevant peer group s of funds and appropriate indices;
  *  Sales and redemption data in respect of the Fund;
  * The economic outlook and the general investment outlook in the relevant investment markets;
  * Eaton Vance's results and financial condition and the overall organization of the investment adviser;
  *  Arrangements regarding the distribution of Fund shares;
  * The procedures and processes used to determine the fair value of Fund assets, including in particular the valuation of senior loan portfolios and actions taken to monitor and test the effectiveness of such procedures and processes;
  * Eaton Vance's management of the relationship with the custodian, subcustodians and fund accountants;
  * The resources devoted to compliance efforts undertaken by Eaton Vance on behalf of the funds it manages and the record of compliance with the investment policies and restrictions and with policies on personal securities transactions;
  * The quality, nature, cost and character of the administrative and other non-investment management services provided by Eaton Vance and its affiliates; and
  * The terms of the advisory agreement and the reasonableness and appropriateness of the particular fee paid by the Portfolio for the services described therein.

The Special Committee also considered the investment adviser's portfolio management capabilities, including information relating to the education, experience, and number of investment professionals and other personnel who provide services under the investment advisory agreement. Specifically, the Special Committee considered the investment adviser's experience in managing senior loan portfolios. The Special Committee noted the experience of the 26 bank loan investment professionals and other personnel who would provide services under the investment advisory agreement, including 4 portfolio managers and 15 analysts. Many of these portfolio managers and analysts have previous experience working for commercial banks and other lending institutions. The Special Committee evaluated the level of skill required to manage the Portfolio and concluded that the human resources available at the investment adviser were appropriate to fulfill effectively its duties on behalf of the Portfolio.

In its review of comparative information with respect to Fund investment performance (including on a risk-adjusted basis), the Special Committee concluded that the Fund has performed within a range that the Special Committee deemed competitive. With respect to its review of investment advisory fees, the Special Committee concluded that the fees paid by the Portfolio are within the range of those paid by comparable funds within the mutual fund industry. In reviewing information regarding the expense ratios of the Fund, the Special Committee concluded that the Fund's expense structure is within a range it deemed to be competitive in comparison with comparable funds within the mutual fund industry.

In addition to the factors mentioned above, the Special Committee reviewed the level of the investment adviser's profits in respect of the management of the Eaton Vance funds, including the Portfolio, including the profit margins of the investment adviser in comparison with available industry data. The Special Committee also considered the other profits realized by Eaton Vance and its affiliates in connection with the operation of the Portfolio. In addition, the Special Committee considered the fiduciary duty assumed by the investment adviser in connection with the service rendered to the Portfolio and the Fund and the business reputation of the investment adviser, and its financial resources. The Trustees concluded that in light of the services rendered, the profits being realized by the investment adviser are not unreasonable. The Special Committee also considered the extent to which the investment adviser appears to be realizing economies of scale in managing the Portfolio, and concluded that the fee breakpoints and waivers which are in place allow the Portfolio and the shareholders of the Fund to share the benefits of such economies of scale.

The Special Committee did not consider any single factor as controlling in determining whether or not to renew the investment advisory agreement. Nor are the items described herein all encompassing of the matters considered by the Special Committee. In assessing the information provided by Eaton Vance and its affiliates, the Special Committee also took into consideration the benefits to shareholders of investing in a fund that is a part of a large family of funds which provides a large variety of shareholder services.

Based on its consideration of the foregoing factors and conclusions, and such other factors and conclusions as it deemed relevant, and assisted by the advice of its independent counsel, the Special Committee concluded that the renewal of the investment advisory agreement, including the fee structure (described herein) is in the interests of shareholders.

SHARE OWNERSHIP. The following table shows the dollar range of equity securities beneficially owned by each Trustee in the Fund and in all Eaton Vance Funds overseen by the Trustee as of December 31, 2004. Interests in the Portfolio cannot be purchased by a Trustee.


                         Dollar Range
                          of Equity         Aggregate Dollar Range of Equity
                          Securities        Securities Owned in All Registered
                            Owned           Funds Overseen by Trustee in the
Name of Trustee          in the Fund            Eaton Vance Fund Complex
---------------          ------------       ----------------------------------
Interested Trustee
  James B. Hawkes            None                    over $100,000
Noninterested Trustees
  Samuel L. Hayes, III       None                    over $100,000
  William H. Park            None                    over $100,000
  Ronald A. Pearlman         None                    over $100,000
  Norton H. Reamer           None                    over $100,000
  Lynn A. Stout              None                    over $100,000*

 * Includes shares which may be deemed to be beneficially owned through a Trustee Deferred Compensation Plan.


As of December 31, 2004, no noninterested Trustee or any of their immediate family members owned beneficially or of record any class of securities of EVC, EVD or any person controlling, controlled by or under common control with EVC or EVD.

During the calendar years ended December 31, 2003 and December 31, 2004, no noninterested Trustee (or their immediate family members) had:

 1. Any direct or indirect interest in Eaton Vance, EVC, EVD or any person controlling, controlled by or under common control with EVC or EVD;
 2. Any direct or indirect material interest in any transaction or series of similar transactions with (i) the Trust or any Fund; (ii) another fund managed by EVC, distributed by EVD or a person controlling, controlled by or under common control with EVC or EVD; (iii) EVC or EVD; (iv) a person controlling, controlled by or under common control with EVC or EVD; or (v) an officer of any of the above; or
 3. Any direct or indirect relationship with (i) the Trust or any Fund; (ii) another fund managed by EVC, distributed by EVD or a person controlling, controlled by or under common control with EVC or EVD; (iii) EVC or EVD;
     (iv) a person controlling, controlled by or under common control with EVC or EVD; or (v) an officer of any of the above.

During the calendar years ended December 31, 2003 and December 31, 2004, no officer of EVC, EVD or any person controlling, controlled by or under common control with EVC or EVD served on the Board of Directors of a company where a noninterested Trustee of the Fund or the Portfolio or any of their immediate family members served as an officer.

Trustees of the Portfolio who are not affiliated with the investment adviser may elect to defer receipt of all or a percentage of their annual fees in accordance with the terms of a Trustees Deferred Compensation Plan (the "Trustees' Plan"). Under the Trustees' Plan, an eligible Trustee may elect to have his deferred fees invested by the Portfolio in the shares of one or more funds in the Eaton Vance Family of Funds, and the amount paid to the Trustees under the Trustees' Plan will be determined based upon the performance of such investments. Deferral of Trustees' fees in accordance with the Trustees' Plan will have a negligible effect on the Portfolio's assets, liabilities, and net income per share, and will not obligate the Portfolio to retain the services of any Trustee or obligate the Portfolio to pay any particular level of compensation to the Trustee. Neither the Fund nor the Portfolio has a retirement plan for Trustees.

Each interested Trustee and officer holds comparable positions with certain affiliates of BMR or with certain other funds of which BMR or Eaton Vance is the investment adviser or distributor.

The fees and expenses of the Trustees of the Fund and the Portfolio are paid by the Fund and the Portfolio, respectively. (A Trustee of the Fund and the Portfolio who is a member of the Eaton Vance organization receives no compensation from the Fund and the Portfolio). During the fiscal year ended November 30, 2004, the Trustees of the Fund and the Portfolio earned the following compensation in their capacities as Trustees from the Fund and the Portfolio. For the year ended December 31, 2004, the Trustees earned the following compensation in their capacities as Trustees of the funds in the Eaton Vance fund complex(1):

 Source of       Jessica M.      Samuel L.    William H.    Ronald A.   Norton H.     Lynn A.
Compensation    Bibliowicz(6)      Hayes        Park        Pearlman     Reamer        Stout
------------    -------------   ----------      ----        --------     ------        -----
   Fund           $    23        $    190    $    174       $    184    $    180      $    185
 Portfolio          1,822           5,163       4,687(2)       4,804       4,901         5,041(3)
   Total           48,124         200,000     180,000(4)     180,000     190,000       190,000(5)

(1) As of April 1, 2005, the Eaton Vance fund complex consists of 195 registered investment companies or series thereof.
(2)  Includes $4,687 of deferred compensation.
(3)  Includes $2,024 of deferred compensation.
(4)  Includes $106,995 of deferred compensation.
(5)  Includes $45,000 of deferred compensation.
(6)  Ms. Bibliowicz resigned as a Trustee effective April 15, 2004.

ORGANIZATION. The Fund is an organization of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders of such a trust may, under certain circumstances, be held personally liable as partners for the obligations of the trust. The Fund's Declaration of Trust, as amended, contains an express disclaimer of shareholder liability in connection with the Fund property or the acts, obligations or affairs of the Fund. The Declaration of Trust also provides for indemnification out of the Fund property of any shareholder held personally liable for the claims and liabilities to which a shareholder may become subject by reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself is unable to meet its obligations. The Fund has been advised by its counsel that the risk of any shareholder incurring any liability for the obligations of the Fund is remote.

The Fund's Declaration of Trust provides that the Trustees will not be liable for errors of judgment or mistakes of fact or law; but nothing in the Declaration of Trust protects a Trustee against any liability to the Fund or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. Voting rights are not cumulative, which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees and, in such event, the holders of the remaining less than 50% of the shares voting on the matter will not be able to elect any Trustees. As permitted by Massachusetts law, there will normally be no meetings of Fund shareholders for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders. In such an event, the Trustees of the Fund then in office will call a shareholders' meeting for the election of Trustees. Except for the foregoing circumstances, the Trustees shall continue to hold office and may appoint successor Trustees.

The Fund's by-laws provide that no person shall serve as a Trustee if shareholders holding two-thirds of the outstanding shares have removed him or her from that office either by a written declaration filed with the Fund's custodian or by votes cast at a meeting called for that purpose. The by-laws further provide that the Trustees of the Fund shall promptly call a meeting of the shareholders for the purpose of voting upon a question of removal of any such Trustee or Trustees when requested in writing so to do by the record holders of not less than 10 per centum of the outstanding shares.

The Portfolio was organized as a trust under the laws of the state of New York on May 1, 1992 and intends to be treated as a partnership for federal tax purposes. In accordance with the Declaration of Trust of the Portfolio, there will normally be no meetings of the investors for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees of the Portfolio holding office have been elected by investors. In such an event the Trustees of the Portfolio then in office will call an investors' meeting for the election of Trustees. Except for the foregoing circumstances and unless removed by action of the investors in accordance with the Portfolio's Declaration of Trust, the Trustees shall continue to hold office and may appoint successor Trustees.

The Declaration of Trust of the Portfolio provides that no person shall serve as a Trustee if investors holding two-thirds of the outstanding interests have removed him from that office either by a written declaration filed with the Portfolio's custodian or by votes cast at a meeting called for that purpose. The Declaration of Trust further provides that under certain circumstances the investors may call a meeting to remove a Trustee and that the Portfolio is required to provide assistance in communicating with investors about such a meeting.

The Portfolio's Declaration of Trust, as amended, provides that the Fund and other entities permitted to invest in the Portfolio (e.g., other U.S. and foreign investment companies, and common and commingled trust funds) will each be liable for all obligations of the Portfolio. However, the risk of the Fund incurring financial loss on account of such liability is limited to circumstances in which both inadequate insurance exists and the Portfolio itself is unable to meet its obligations. Accordingly, the Trustees of the Fund believe that neither the Fund nor its shareholders will be adversely affected by reason of the Fund investing in the Portfolio.

The Fund may be required to vote on matters pertaining to the Portfolio. When required by law to do so, the Fund will hold a meeting of Fund shareholders and will vote its interest in the Portfolio for or against such matters proportionately to the instructions to vote for or against such matters received from Fund shareholders. The Fund shall vote shares for which it receives no voting instructions in the same proportion as the shares for which it receives voting instructions. Other investors in the Portfolio may alone or collectively acquire sufficient voting interests in the Portfolio to control matters relating to the operation of the Portfolio, which may require the Fund to withdraw its investment in the Portfolio or take other appropriate action. Any such withdrawal could result in a distribution "in kind" of portfolio securities (as opposed to a cash distribution from the Portfolio). If Senior Loans and noncash assets are distributed, the Fund could incur brokerage, tax or other charges in converting the securities to cash. In addition, the distribution in kind may result in a less diversified portfolio of investments or adversely affect the liquidity of the Fund. Notwithstanding the above, there are other means for meeting shareholder repurchase requests, such as borrowing.

The Fund may withdraw all its assets from the Portfolio without shareholder approval at any time if the Board of Trustees of the Fund determines that it is in the best interest of the Fund and its shareholders to do so. In the event the Fund withdraws all of its assets from the Portfolio, or the Board of Trustees of the Fund determines that the investment objective of the Portfolio is no longer consistent with the investment objective of the Fund, the Trustees would consider what action might be taken, including investing the assets of the Fund in another pooled investment entity or retaining an investment adviser to manage the Fund's assets in accordance with its investment objective. The Fund's investment performance may be affected by a withdrawal of all its assets (or the assets of another investor in the Portfolio) from the Portfolio.

PROXY VOTING POLICY. The Boards of Trustees of the Fund and Portfolio have adopted a proxy voting policy and procedure (the "Fund Policy"), pursuant to which the Trustees have delegated proxy voting responsibility to the investment adviser and adopted the proxy voting policies and procedures of the investment adviser (the "Policies"), which are described below. The Trustees will review the Fund's and Portfolio's proxy voting records from time to time and will annually consider approving the Policies for the upcoming year. In the event that a conflict of interest arises between the Fund's shareholders and the investment adviser, the administrator, or any of their affiliates or any affiliate of the Fund, the investment adviser will generally refrain from voting the proxies related to the companies giving rise to such conflict until it consults with the Boards' Special Committee except as contemplated under the Fund Policy. The Boards' Special Committee will instruct the investment adviser on the appropriate course of action.

The Policies are designed to promote accountability of a company's management to its shareholders and to align the interests of management with those shareholders. The investment adviser will generally support company management on proposals relating to environmental and social policy issues, on matters regarding the state of organization of the company and routine matters related to corporate administration which are not expected to have a significant economic impact on the company or its shareholders. On all other matters, the investment adviser will review each matter on a case-by-case basis and reserves the right to deviate from the Policies' guidelines when it believes the situation warrants such a deviation. The Policies include voting guidelines for matters relating to, among other things, the election of directors, approval of independent auditors, executive compensation, corporate structure and anti-takeover defenses. The investment adviser may abstain from voting from time to time where it determines that the costs associated with voting a proxy outweigh the benefits derived from exercising the right to vote.

In addition, the investment adviser will monitor situations that may result in a conflict of interest between the Fund's shareholders and the investment adviser, the administrator, or any of their affiliates or any affiliate of the Fund by maintaining a list of significant existing and prospective corporate clients. The investment adviser's personnel responsible for reviewing and voting proxies on behalf of the Fund and Portfolio will report any proxy received or expected to be received from a company included on that list to members of senior management of the investment adviser identified in the Policies. Such members of senior management will determine if a conflict exists. If a conflict does exist, the investment adviser will seek instruction on how to vote from the Special Committee. For a copy of the Fund Policy and investment adviser Policies, see Appendix B and Appendix C, respectively. Information on how the Fund and Portfolio voted proxies relating to portfolio securities during the most recent 12 month period ended June 30 is available (1) without charge, upon request, by calling 1-800-262-1122, and (2) on the Securities and Exchange Commission's website at http://www.sec.gov.

                 CONTROL PERSONS AND PRINCIPAL HOLDERS OF SHARES

As of March 1, 2005, the Trustees and officers of the Fund, as a group, owned in the aggregate less than 1% of the outstanding shares of the Fund. As of March 1, 2005, Charles Schwab & Co., Inc., San Francisco, CA, and FTC & Co., Denver, CO, were the record owner of approximately 17.9% and 6.6%, respectively, of the outstanding shares, which were held on behalf of their customers who are the beneficial owners of such shares, and as to which they had voting power under certain limited circumstances. To the knowledge of the Fund, no other person owned of record or beneficially 5% or more of the Fund's outstanding shares as of such date.

                     INVESTMENT ADVISORY AND OTHER SERVICES

INVESTMENT ADVISORY SERVICES. Under the general supervision of the Portfolio's Board of Trustees, BMR will carry out the investment and reinvestment of the assets of the Portfolio, will furnish continuously an investment program with respect to the Portfolio, will determine which securities should be purchased, sold or exchanged, and will implement such determinations. BMR will furnish to the Portfolio investment advice and provide related office facilities and personnel for servicing the investments of the Portfolio. BMR will compensate all Trustees and officers of the Portfolio who are members of the BMR organization and who render investment services to the Portfolio, and will also compensate all other BMR personnel who provide research and investment services to the Portfolio.

The Portfolio has agreed to pay BMR a fee in the amount of 0.95% annually of the average daily gross assets of the Portfolio. Gross assets of the Portfolio are calculated by deducting all liabilities of the Portfolio except the principal amount of any indebtedness for money borrowed, including debt securities issued by the Portfolio.

The Trustees of the Portfolio have accepted a contractual waiver of a portion of BMR's compensation so that the aggregate advisory fees paid by the Portfolio under the advisory agreement during any fiscal year or portion thereof will not exceed on an annual basis: (a) 0.50% of average daily gross assets of the Portfolio up to and including $1 billion; (b) 0.45% of average daily gross assets in excess of $1 billion up to and including $2 billion; (c) 0.40% of average daily gross assets in excess of $2 billion up to and including $7 billion; (d) 0.3875% of average daily gross assets in excess of $7 billion up to and including $10 billion; and (e) 0.375% of average daily gross assets in excess of $10 billion. This waiver of BMR's advisory fees will be eliminated or reduced in the event that the distribution fees of certain funds investing in the Portfolio are eliminated or reduced. For the fiscal years ended November 30, 2004 and 2003, for the period from January 1, 2002 to November 30, 2002, and for the fiscal year ended December 31, 2001, the Portfolio paid BMR advisory fees aggregating $14,904,968, $16,227,885, $19,869,812 and $29,495,982, respectively, equivalent to 0.44%, 0.44%, 0.43% (annualized) and 0.42%, respectively, of the Portfolio's average daily gross assets for each year. As at November 30, 2004, the gross assets of the Portfolio were $3,340,152,346. For more information with respect to the foregoing advisory fee waiver, see the Fund's prospectus.

PORTFOLIO MANAGERS. The co-portfolio managers (each referred to as a "portfolio manager") of the Portfolio are Scott H. Page and Payson F. Swaffield. Each portfolio manager manages other investment companies and/or investment accounts in addition to the Portfolio. The following tables show, as of the Fund's most recent fiscal year end, the number of accounts each portfolio manager managed in each of the listed categories and the total assets in the accounts managed within each category. The table also shows the number of accounts with respect to which the advisory fee is based on the performance of the account, if any, and the total assets in those accounts.

                                        Number of    Total Assets of     Number of Accounts      Total Assets of Accounts
                                      All Accounts    All Accounts*   Paying a Performance Fee   Paying a Performance Fee*
                                      ------------   ---------------  ------------------------   -------------------------
      Scott H. Page
Registered Investment Companies            7           $14,832.0                0                         $0
Other Pooled Investment Vehicles           5           $ 2,436.2                4                         $1,536.6
Other Accounts                             4           $ 1,719.8                0                         $0

      Payson F. Swaffield
Registered Investment Companies            7           $14,832.0                0                         $0
Other Pooled Investment Vehicles           5           $ 2,436.2                4                         $1,536.6
Other Accounts                             4           $ 1,719.8                0                         $0

 * In millions of dollars. For registered investment companies, assets represent net assets of all open-end investment companies and gross assets of all closed-end investment companies.

The following table shows the shares beneficially owned of the Fund as of the Fund's most recent fiscal year ended November 30, 2004. Interests in the Portfolio cannot be purchased by a portfolio manager.


                         Dollar Range of Equity Securities
Portfolio Manager                Owned in the Fund
-----------------                -----------------
Scott H. Page                           none
Payson F. Swaffield                     none


It is possible that conflicts of interest may arise in connection with the portfolio managers' management of the Portfolio's investments on the one hand and the investments of other accounts for which the portfolio manager is responsible for on the other. For example, a portfolio manager may have conflicts of interest in allocating management time, resources and investment opportunities among the Portfolio and other accounts he advises. In addition due to differences in the investment strategies or restrictions between the Portfolio and the other accounts, a portfolio manager may take action with respect to another account that differs from the action taken with respect to the Portfolio. In some cases, another account managed by a portfolio manager may compensate the investment adviser based on the performance of the securities held by that account. The existence of such a performance based fee may create additional conflicts of interest for the portfolio manager in the allocation of management time, resources and investment opportunities. Whenever conflicts of interest arise, the portfolio manager will endeavor to exercise his discretion in a manner that he believes is equitable to all interested persons.

COMPENSATION STRUCTURE. Compensation of the investment adviser's portfolio managers and other investment professional has three primary components: (1) a base salary, (2) an annual cash bonus, and (3) annual stock-based compensation consisting of options to purchase shares of EVC's nonvoting common stock and/or restricted shares of EVC's nonvoting common stock. The investment adviser's investment professionals also receive certain retirement, insurance and other benefits that are broadly available to all the investment adviser's employees. Compensation of the investment adviser's investment professionals is reviewed primarily on an annual basis. Cash bonuses, stock-based compensation awards, and adjustments in base salary are typically paid or put into effect at or shortly after the October 31st fiscal year-end of EVC.

METHOD TO DETERMINE COMPENSATION. The investment adviser compensates its portfolio managers based primarily on the scale and complexity of their portfolio responsibilities and the total return performance of managed funds and accounts versus appropriate peer groups or benchmarks. Performance is normally based on periods ending on the September 30th preceding fiscal year-end. Fund performance is evaluated primarily versus peer groups of funds as determined by Lipper Inc. and/or Morningstar, Inc. In evaluating the performance of a fund and its manager, primary emphasis is normally placed on three-year performance, with secondary consideration of performance over longer and shorter periods. For funds that are tax-managed or otherwise have an objective of after-tax returns, performance is measured net of taxes. For other funds, performance is evaluated on a pre-tax basis. In addition to rankings within peer groups of funds on the basis of absolute performance, consideration may also be given to risk-adjusted performance. For funds with an investment objective other than total return (such as current income), consideration will also be given to the fund's success in achieving its objective. For managers responsible for multiple funds and accounts, investment performance is evaluated on an aggregate basis, based on averages or weighted averages among managed funds and accounts. Funds and accounts that have performance-based advisory fees are not accorded disproportionate weightings in measuring aggregate portfolio manager performance.

The compensation of portfolio managers with other job responsibilities (such as heading an investment group or providing analytical support to other portfolios) will include consideration of the scope of such responsibilities and the managers' performance in meeting them.

The investment adviser seeks to compensate portfolio managers commensurate with their responsibilities and performance, and competitive with other firms within the investment management industry. The investment adviser participates in investment-industry compensation surveys and utilizes survey data as a factor in determining salary, bonus and stock-based compensation levels for portfolio managers and other investment professionals. Salaries, bonuses and stock-based compensation are also influenced by the operating performance of the investment adviser and its parent company. The overall annual cash bonus pool is based on a substantially fixed percentage of pre-bonus operating income. While the salaries of the investment adviser's portfolio managers are comparatively fixed, cash bonuses and stock-based compensation may fluctuate significantly from year to year, based on changes in manager performance and other factors as described herein. For a high performing portfolio manager, cash bonuses and stock-based compensation may represent a substantial portion of total compensation.

ADMINISTRATIVE SERVICES. Under the Administration Agreement, Eaton Vance is responsible for managing the business affairs of the Fund, subject to the supervision of the Fund's Board of Trustees. Eaton Vance will furnish to the Fund all office facilities, equipment and personnel for administering the affairs of the Fund. Eaton Vance will compensate all Trustees and officers of the Fund who are members of the Eaton Vance organization and who render executive and administrative services to the Fund, and will also compensate all other Eaton Vance personnel who perform management and administrative services for the Fund. Eaton Vance's administrative services include recordkeeping, preparation and filing of documents required to comply with federal and state securities laws, supervising the activities of the Fund's custodian and transfer agent, providing assistance in connection with the Trustees' and shareholders' meetings, providing services in connection with quarterly repurchase offers and other administrative services necessary to conduct the Fund's business.

For the fiscal years ended November 30, 2004 and 2003, for the period from January 1, 2002 to November 30, 2002 and for the fiscal year ended December 31, 2001, the Fund paid Eaton Vance administration fees of $248,031, $176,105, $259,837 and $481,373, respectively, equivalent to 0.35% of the average daily gross assets of the Portfolio attributable to the Fund for each year. For the fiscal year ended November 30, 2003, for the period from January 1, 2002 to November 30, 2002 and for the fiscal year ended December 31, 2001, Eaton Vance was allocated $14,901, $46,680 and $78,725, respectively, of the Fund's expenses for each year.

The Portfolio and the Fund, as the case may be, will each be responsible for all of its respective costs and expenses not expressly stated to be payable by BMR under the Advisory Agreement with the Portfolio, by Eaton Vance under the Administration Agreement with the Fund or by the principal underwriter under its Distribution Agreement with the Fund. Such costs and expenses to be borne by the Portfolio and the Fund, as the case may be, include, without limitation: custody and transfer agency fees and expenses, including those incurred for determining net asset value and keeping accounting books and records; expenses of pricing and valuation services; the cost of share certificates; membership dues in investment company organizations; expenses of acquiring, holding and disposing of securities and other investments; fees and expenses of registering under the securities laws and governmental fees; expenses of reports to shareholders and investors, proxy statements and other expenses of shareholders' or investors' meetings; insurance premiums; printing and mailing expenses; interest, taxes and corporate fees; legal and accounting expenses; compensation and expenses of Trustees not affiliated with BMR or Eaton Vance; expenses of conducting repurchase offers for the purpose of repurchasing Portfolio interests or Fund shares; and investment advisory and administration fees. The Portfolio and the Fund will also each bear expenses incurred in connection with any litigation in which the Portfolio or the Fund, as the case may be, is a party and any legal obligation to indemnify its respective officers and Trustees with respect thereto, to the extent not covered by insurance.

The Portfolio's Advisory Agreement continues in effect from year to year so long as such continuance is approved at least annually (i) by the vote of a majority of the noninterested Trustees of the Portfolio cast in person at a meeting specifically called for the purpose of voting on such approval and (ii) by the Trustees of the Portfolio or by vote of a majority of the outstanding interests of the Portfolio. The Fund's Administration Agreement continues in effect from year to year so long as such continuance is approved at least annually by the vote of a majority of the Fund's Trustees. Each agreement may be terminated at any time without penalty on sixty (60) days' written notice by the Trustees of the Fund or the Portfolio, as the case may be, BMR or Eaton Vance, as applicable, or by vote of the majority of the outstanding shares of the Fund or interests of the Portfolio, as the case may be. Each agreement will terminate automatically in the event of its assignment. Each agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations or duties to the Fund or the Portfolio under such agreements on the part of Eaton Vance or BMR, as applicable, Eaton Vance or BMR will not be liable to the Fund or the Portfolio, as applicable, for any loss incurred, to the extent not covered by insurance.

SUB-TRANSFER AGENCY SERVICES. Eaton Vance also serves as sub-transfer agent for the Fund. As sub-transfer agent, Eaton Vance performs the following services directly on behalf of the Fund: 1) provides call center services to financial intermediaries and shareholders; 2) answers written inquiries related to shareholder accounts (matters relating to portfolio management, distribution of shares and other management policy questions will be referred to the Fund); 3) furnishes an SAI to any shareholder who requests one in writing or by telephone from the Fund; and 4) processes transaction requests received via telephone. For the transfer agency services it provides, Eaton Vance receives an aggregate annual fee equal to the lesser of $2.5 million or the actual expenses incurred by Eaton Vance in the performance of those services. This fee is paid to Eaton Vance by the Fund's transfer agent from fees it receives from the Eaton Vance funds. The Fund will pay a pro rata share of such fee. For the fiscal year ended November 30, 2004, the transfer agent accrued for or paid to Eaton Vance $4,377 for sub-transfer agency services performed on behalf of the Fund.

INFORMATION ABOUT BMR AND EATON VANCE. BMR and Eaton Vance are business trusts organized under Massachusetts law. Eaton Vance, Inc. ("EV") serves as trustee of BMR and Eaton Vance. EV and Eaton Vance are wholly-owned subsidiaries of Eaton Vance Corporation ("EVC"), a Maryland corporation and publicly-held holding company. BMR is an indirect subsidiary of EVC. EVC through its subsidiaries and affiliates engages primarily in investment management, administration and marketing activities. The Directors of EVC are James B. Hawkes, Thomas E. Faust Jr., John G.L. Cabot, Leo I. Higdon, Jr., Vincent M. O'Reilly, Winthrop H. Smith, Jr. and Ralph Z. Sorenson. All shares of the outstanding Voting Common Stock of EVC are deposited in a Voting Trust, the Voting Trustees of which are Messrs. Hawkes, Faust, Jeffrey P. Beale, Alan R. Dynner, Thomas J. Fetter, Scott
H. Page, Duncan W. Richardson, William M. Steul, Payson F. Swaffield, Michael W. Weilheimer, and Wharton P. Whitaker (all of whom are officers of Eaton Vance).
The Voting Trustees have unrestricted voting rights for the election of Directors of EVC. All of the outstanding voting trust receipts issued under said Voting Trust are owned by certain of the officers of BMR and Eaton Vance who are also officers, or officers and Directors of EVC and EV. As indicated under "Management and Organization," all of the officers of the Fund (as well as Mr. Hawkes who is also a Trustee) hold positions in the Eaton Vance organization.

CODE OF ETHICS. The investment adviser, principal underwriter, and the Fund and the Portfolio have adopted Codes of Ethics governing personal securities transactions. Under the Codes, Eaton Vance employees may purchase and sell securities (including securities held or eligible for purchase by the Portfolio) subject to the provisions of the Codes and certain employees are also subject to pre-clearance, reporting requirements and other procedures.

The Codes can be reviewed and copied at the Securities and Exchange Commission's public reference room in Washington, DC (call 1-202-942-8090 for information on the operation of the public reference room); on the EDGAR Database on the SEC's Internet site (http://www.sec.gov); or, upon payment of copying fees, by writing to the SEC's public reference section, Washington, DC 20549-0102, or by electronic mail at publicinfo@sec.gov.

SERVICE PLAN. The Fund's Service Plan was approved by the Independent Trustees of the Fund, who have no direct or indirect financial interest in the Service Plan, and by all of the Trustees of the Fund on December 21, 1998. The Trustees of the Fund who are "interested" persons of the Fund have an indirect financial interest in the Service Plan because their employers (or affiliates thereof) receive distribution and/or service fees under the Service Plan or agreements related thereto.

The principal underwriter will retain the service fee in the first year (as reimbursement for an initial service fee payment of 0.25% to investment dealers at the time of sale) and each quarter thereafter only with respect to shares that are repurchased. During the fiscal year ended November 30, 2004, the Fund made service fee payments under the Service Plan aggregating $155,766, all of which was retained by the principal underwriter.

The Service Plan remains in effect through and including April 28, 2002, and shall continue in effect indefinitely thereafter for so long as such continuance is approved at least annually by the vote of both a majority of (i) the Trustees of the Fund who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Service Plan or any agreements related to the Service Plan (the "Plan Trustees") and (ii) all of the Trustees then in office cast in person at a meeting (or meetings) called for the purpose of voting on this Service Plan. The Service Plan may not be amended to increase materially the payments described herein without approval of the shareholders of the Fund, and all material amendments of the Service Plan must also be approved by the Trustees of the Fund in the manner described above. The Service Plan may be terminated any time by vote of a majority of the Plan Trustees or by a vote of a majority of the outstanding voting securities of the Fund. Under the Service Plan, the President or a Vice President of the Fund shall provide to the Trustees for their review, and the Trustees shall review at least quarterly, a written report of the amounts expended under the Service Plan and the purposes for which such expenditures were made.

So long as the Service Plan is in effect, the selection and nomination of Trustees who are not interested persons of the Fund shall be committed to the discretion of the Trustees who are not such interested persons. The Trustees have determined that in their judgment there is a reasonable likelihood that the Service Plan will benefit the Fund and its shareholders.

CUSTODIAN. Investors Bank & Trust Company ("IBT"), 200 Clarendon Street, Boston, MA 02116, serves as custodian to the Fund and Portfolio. IBT has custody of all cash and securities representing the Fund's interest in the Portfolio, has custody of the Portfolio's assets, maintains the general ledger of the Portfolio and the Fund and computes the daily net asset value of interests in the Portfolio and the net asset value of shares of the Fund. In such capacity it attends to details in connection with the sale, exchange, substitution, transfer or other dealings with the Portfolio's investments, receives and disburses all funds and performs various other ministerial duties upon receipt of proper instructions from the Fund and the Portfolio. IBT also provides services in connection with the preparation of shareholder reports and the electronic filing of such reports with the SEC. EVC and its affiliates and their officers and employees from time to time have transactions with various banks, including IBT. It is Eaton Vance's opinion that the terms and conditions of such transactions were not and will not be influenced by existing or potential custodial or other relationships between the Fund or the Portfolio and such banks.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Deloitte & Touche LLP, 200 Berkeley Street, Boston, MA 02116, is the independent registered public accounting firm of the Fund and Portfolio, providing audit services, tax return preparation, and assistance and consultation with respect to the preparation of filings with the SEC.

TRANSFER AGENT AND DIVIDEND PAYING AGENT AND REGISTRAR. PFPC Inc., P.O. Box 9653, Providence, RI 02940-9653, serves with respect to the shares as transfer and dividend paying agent and as registrar.

                         CALCULATION OF NET ASSET VALUE

Each investor in the Portfolio, including the Fund, may add to or reduce its investment in the Portfolio on each day the Exchange is open for trading ("Portfolio Business Day") as of the close of regular trading on the Exchange (the "Portfolio Valuation Time"). The value of each investor's interest in the Portfolio will be determined by multiplying the net asset value of the Portfolio by the percentage, determined on the prior Portfolio Business Day, which represented that investor's share of the aggregate interests in the Portfolio on such prior day. Any additions or withdrawals (which would be made pursuant to Portfolio repurchase offers) for the current Portfolio Business Day will then be recorded. Each investor's percentage of the aggregate interest in the Portfolio will then be recomputed as a percentage equal to the fraction (i) the numerator of which is the value of such investor's investment in the Portfolio as of the Portfolio Valuation Time on the prior Portfolio Business Day plus or minus, as the case may be, the amount of any additions to or withdrawals from the investor's investment in the Portfolio on the current Portfolio Business Day and
(ii) the denominator of which is the aggregate net asset value of the Portfolio as of the Portfolio Valuation Time on the prior Portfolio Business Day plus or minus, as the case may be, the amount of the net additions to or withdrawals from the aggregate investment in the Portfolio on the current Portfolio Business Day by all investors in the Portfolio. The percentage so determined will then be applied to determine the value of the investor's interest in the Portfolio for the current Portfolio Business Day.

The Trustees have approved and monitor the procedures under which Senior Loans are valued. The investment adviser and the Valuation Committee may implement new pricing methodologies or expand or reduce mark-to-market valuation of Senior Loans in the future, which may result in a change in the Fund's net asset value per share. The Fund's net asset value per share will also be affected by fair value pricing decisions and by changes in the market for Senior Loans. In connection with determining the fair value of a Senior Loan, the investment adviser makes an assessment of the likelihood that the borrower will make a full repayment of the Senior Loan. The primary factors considered by the investment adviser when making this assessment are (i) the creditworthiness of the borrower, (ii) the value of the collateral backing the Senior Loan, and (iii) the priority of the Senior Loan versus other creditors of the borrower. If, based on its assessment, the investment adviser believes there is a reasonable likelihood that the borrower will make a full repayment of the Senior Loan, the investment adviser will determine the fair value of the Senior Loan using a matrix pricing approach that considers the yield on the Senior Loan relative to yields on other loan interests issued by companies of comparable credit quality. If, based on its assessment, the investment adviser believes there is not a reasonable likelihood that the borrower will make a full repayment of the Senior Loan, the investment adviser will determine the fair value of the Senior Loan using analyses that include, but are not limited to (i) a comparison of the value of the borrower's outstanding equity and debt to that of comparable public companies; (ii) a discounted cash flow analysis; or (iii) when the investment adviser believes it is likely that a borrower will be liquidated or sold, an analysis of the terms of such liquidation or sale. In certain cases, the investment adviser will use a combination of analytical methods to determine fair value, such as when only a portion of a borrower's assets are likely to be sold. In conducting its assessment and analyses for purposes of determining fair value of a Senior Loan, the investment adviser will use its discretion and judgment in considering and appraising such factors, data and information and the relative weight to be given thereto as it deems relevant, including without limitation, some or all of the following: (i) the fundamental characteristics of and fundamental analytical data relating to the Senior Loan, including the cost, size, current interest rate, maturity and base lending rate of the Senior Loan, the terms and conditions of the Senior Loan and any related agreements, and the position of the Senior Loan in the Borrower's debt structure; (ii) the nature, adequacy and value of the collateral securing the Senior Loan, including the Portfolio's rights, remedies and interests with respect to the collateral; (iii) the creditworthiness of the Borrower, based on an evaluation of, among other things, its financial condition, financial statements and information about the Borrower's business, cash flows, capital structure and future prospects; (iv) information relating to the market for the Senior Loan, including price quotations for and trading in the Senior Loan and interests in similar Senior Loans and the market environment and investor attitudes towards the Senior Loan and interests in similar Senior Loans; (v) the experience, reputation, stability and financial condition of the Agent and any intermediate participants in the Senior Loan; and (vi) general economic and market conditions affecting the fair value of the Senior Loan. The fair value of each Senior Loan is periodically reviewed and approved by the investment adviser's Valuation Committee and by the Portfolio's Trustees based upon procedures approved by the Trustees.

Debt obligations (other than short-term obligations maturing in sixty days or less), including listed securities and securities for which price quotations are available and forward contracts, will normally be valued on the basis of market valuations furnished by dealers or pricing services. Financial futures contracts listed on commodity exchanges and exchange-traded options are valued at closing settlement prices. Over-the-counter options are valued at the mean between the bid and asked prices provided by dealers. Marketable securities listed in the NASDAQ National Market System are valued at the NASDAQ official closing price. The value of interest rate swaps will be based upon a dealer quotation. Short-term obligations and money market securities maturing in sixty days or less are valued at amortized cost which approximates value. Investments for which reliable market quotations are unavailable are valued at fair value using methods determined in good faith by or at the direction of the Trustees of the Portfolio. Occasionally, events affecting the value of foreign securities may occur between the time trading is completed abroad and the close of the Exchange which will not be reflected in the computation of the Portfolio's net asset value (unless the Portfolio deems that such event would materially affect its net asset value in which case an adjustment would be made and reflected in such computation). The Portfolio may rely on an independent fair valuation service in making any such adjustment.

                         SHAREHOLDER ACCOUNT INFORMATION

ELIGIBLE INVESTORS. Fund shares may be sold to current and retired Directors and Trustees of Eaton Vance funds, including the Portfolio; to clients and current and retired officers and employees of Eaton Vance, its affiliates and other investment advisers of Eaton Vance sponsored funds; to investment clients and institutional clients (including corporations, foundations, pension and other retirement plans and certain individuals) of Eaton Vance and its affiliates; to registered representatives and employees of investment dealers and bank employees who refer customers to registered representatives of investment dealers; to officers and employees of IBT and the transfer agent; to persons associated with law firms, consulting firms and others providing services to Eaton Vance and the Eaton Vance funds; and to such persons' spouses, parents, siblings and lineal descendants and their beneficial accounts. Such shares may also be issued (1) in connection with the merger of an investment company or series thereof with the Fund, (2) to investors making an investment as part of a fixed fee program whereby an entity unaffiliated with the investment adviser provides multiple investment services, such as management, brokerage and custody, and (3) to investment advisors, financial planners or other intermediaries who place trades for their own accounts or the accounts of their clients and who charge a management, consulting or other fee for their services; clients of such investment advisors, financial planners or other intermediaries who place trades for their own accounts if the accounts are linked to the master account of such investment advisor, financial planner or other intermediary on the books and records of the broker or agent; and to retirement and deferred compensation plans and trusts used to fund those plans, including, but not limited to, those defined in Section 401(a), 403(b) or 457 of the Code and "rabbi trusts". Fund shares may be sold to any investment advisory, agency, custodial or trust account managed or administered by Eaton Vance or by any parent, subsidiary or other affiliate of Eaton Vance. Such shares are offered to the foregoing persons and in the foregoing situations because either (i) there is no sales effort involved in the sale of shares or (ii) the investor is paying a fee (other than the sales charge) to the investment dealer involved in the sale.

TAX-DEFERRED RETIREMENT PLANS. Shares of the Fund are available for purchase in connection with certain tax-deferred retirement plans. Detailed information concerning these plans, including certain exceptions to minimum investment requirements, and copies of the plans are available from the principal underwriter. This information should be read carefully and consultation with an attorney or tax adviser may be advisable. The information sets forth the service fee charged for retirement plans and describes the federal income tax consequences of establishing a plan. Participant accounting services (including trust fund reconciliation services) will be offered only through third party recordkeepers and not by the principal underwriter. Under all plans, dividends and distributions will be automatically reinvested in additional shares.

                                PORTFOLIO TRADING

The Portfolio will acquire Senior Loans from major international banks, selected domestic regional banks, insurance companies, finance companies and other financial institutions. In selecting financial institutions from which Senior Loans may be acquired, BMR will consider, among other factors, the financial strength, professional ability, level of service and research capability of the institution. While these financial institutions are generally not required to repurchase Senior Loans which they have sold, they may act as principal or on an agency basis in connection with their sale by the Portfolio.

Decisions concerning the execution of portfolio security transactions, including the selection of the market and the executing firm, are made by BMR. The Portfolio is responsible for the expenses associated with portfolio transactions. The investment adviser is also responsible for the execution of transactions for all other accounts managed by it. The investment adviser places the portfolio security transactions for execution with many firms. The investment adviser uses its best efforts to obtain execution of portfolio security transactions at prices which are advantageous and at reasonably competitive spreads or (when a disclosed commission is being charged) at reasonably competitive commission rates. In seeking such execution, the investment adviser will use its best judgment in evaluating the terms of a transaction, and will give consideration to various relevant factors, including without limitation the full range and quality of the executing firm's services including the responsiveness of the firm to the investment adviser, the size and type of the transaction, the nature and character of the market for the security, the confidentiality, speed and certainty of effective execution required for the transaction, the general execution and operational capabilities of the executing firm, the reputation, reliability, experience and financial condition of the firm, the value and quality of the services rendered by the firm in other transactions, and the reasonableness of the spread or commission, if any. In addition, the investment adviser may consider the receipt of Proprietary Research Services (as defined below), provided it does not compromise the investment adviser's obligation to seek best overall execution for the Portfolio. The investment adviser may engage in portfolio brokerage transactions with a broker-dealer firm that sells shares of Eaton Vance funds, provided such transactions are not directed to that firm as compensation for the promotion or sale of such shares.

Transactions on stock exchanges and other agency transactions involve the payment of negotiated brokerage commissions. Such commissions vary among different broker-dealer firms, and a particular broker-dealer may charge different commissions according to such factors as the difficulty and size of the transaction and the volume of business done with such broker-dealer.
Transactions in foreign securities often involve the payment of brokerage commissions, which may be higher than those in the United States. There is generally no stated commission in the case of securities traded in the over-the-counter markets, but the price paid or received usually includes an undisclosed dealer markup or markdown. In an underwritten offering the price paid often includes a disclosed fixed commission or discount retained by the underwriter or dealer. Although spreads or commissions paid on portfolio security transactions will, in the judgment of the investment adviser, be reasonable in relation to the value of the services provided, commissions exceeding those which another firm might charge may be paid to broker-dealers who were selected to execute transactions on behalf of the investment adviser's clients in part for providing brokerage and research services to the investment adviser.

As authorized in Section 28(e) of the Securities Exchange Act of 1934, a broker or dealer who executes a portfolio transaction may receive a commission that is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction if the investment adviser determines in good faith that such compensation was reasonable in relation to the value of the brokerage and research services provided. This determination may be made either on the basis of that particular transaction or on the basis of overall responsibilities which the investment adviser and its affiliates have for accounts over which they exercise investment discretion. Brokerage and research services may include advice as to the value of securities, the advisability of investing in, purchasing, or selling securities, and the availability of securities or purchasers or sellers of securities; furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts; effecting securities transactions and performing functions incidental thereto (such as clearance and settlement); and the "Research Services" referred to in the next paragraph.

It is a common practice of the investment advisory industry and of the advisers of investment companies, institutions and other investors to receive research, analytical, statistical and quotation services, data, information and other services, products and materials which assist such advisers in the performance of their investment responsibilities ("Research Services") from broker-dealer firms that execute portfolio transactions for the clients of such advisers and from affiliates of executing broker-dealers. Investment advisers also commonly receive Research Services from research providers that are not affiliated with an executing broker-dealer, but which have entered into payment arrangements involving an executing broker-dealer ("Third Party Research Services"). Under a typical Third Party Research Services payment arrangement, the research provider agrees to provide services to an investment adviser in exchange for specified payments to the research provider by a broker-dealer that executes portfolio transactions for clients of the investment adviser. The investment adviser and the executing broker-dealer enter into a related agreement specifying the amount of brokerage business the investment adviser will direct to the executing broker-dealer to offset payments made by the executing broker-dealer for Third Party Research Services received by the investment adviser. For example, an investment adviser may agree to direct brokerage business generating $45,000 in commissions on portfolio transactions to a broker-dealer firm as consideration for the executing broker-dealer making payments of $30,000 to a provider of Third Party Research Services. The ratio of the commissions to be paid to an executing broker-dealer as consideration for Third Party Research Services over the cost borne by the executing broker-dealer in connection with providing such services to the investment adviser is referred to herein as the "Third Party Research Services Payment Ratio."

Consistent with the foregoing practices, the investment adviser receives Research Services from many broker-dealer firms with which the investment adviser places transactions and may receive them from third parties with which these broker-dealers have arrangements. The Portfolio and the investment adviser may also receive Research Services from underwriters and dealers in fixed-price offerings, which Research Services are reviewed and evaluated by the investment adviser in connection with its investment responsibilities.

Research Services received by the investment adviser include such matters as general economic, political, business and market information, industry and company reviews, evaluations of securities and portfolio strategies and transactions, proxy voting data and analysis services, technical analysis of various aspects of the securities markets, recommendations as to the purchase and sale of securities and other portfolio transactions, financial, industry and trade publications, news and information services, pricing and quotation equipment and services, and research oriented computer hardware, software, data bases and services. Any particular Research Service obtained through a broker-dealer may be used by the investment adviser in connection with client accounts other than those accounts which pay commissions to such broker-dealer. Any such Research Service may be broadly useful and of value to the investment adviser in rendering investment advisory services to all or a significant portion of its clients, or may be relevant and useful for the management of only one client's account or of a few clients' accounts, or may be useful for the management of merely a segment of certain clients' accounts, regardless of whether any such account or accounts paid commissions to the broker-dealer through which such Research Service was obtained. The investment adviser evaluates the nature and quality of the various Research Services obtained through broker-dealer firms and may attempt to allocate sufficient portfolio security transactions to such firms to ensure the continued receipt of Research Services which the investment adviser believes are useful or of value to it in rendering investment advisory services to its clients.

In  the  event  that  the  investment  adviser  executes  Portfolio   securities
transactions with a broker-dealer on or after May 1, 2004 and the associated commission is consideration for Third Party Research Services (as described above), the investment adviser has agreed to reduce the advisory fee payable by the Portfolio by an amount equal to the commission payment associated with the transaction divided by the applicable Third Party Research Services Payment Ratio. However, the investment adviser generally does not expect to acquire Third Party Research with Portfolio brokerage commissions.

Some executing broker-dealers develop and make available directly to their brokerage customers proprietary Research Services ("Proprietary Research Services"). As a general matter, broker-dealers bundle the cost of Proprietary Research Services with trade execution services rather than charging separately for each. In such circumstances, the cost or other value of the Proprietary

Research Services cannot be determined. The advisory fee paid by the Portfolio will not be reduced in connection with the receipt of Proprietary Research Services by the investment adviser.

The investment companies sponsored by the investment adviser or its affiliates may allocate brokerage commissions to acquire information relating to the performance, fees and expenses of such companies and other mutual funds, which information is used by the Trustees of such companies to fulfill their responsibility to oversee the quality of the services provided by various entities, including the investment adviser, to such companies. Such companies may also pay cash for such information.

Securities considered as investments for the Portfolio may also be appropriate for other investment accounts managed by the investment adviser or its affiliates. Whenever decisions are made to buy or sell securities by the Portfolio and one or more of such other accounts simultaneously, the investment adviser will allocate the security transactions (including "hot" issues) in a manner which it believes to be equitable under the circumstances. As a result of such allocations, there may be instances where the Portfolio will not participate in a transaction that is allocated among other accounts. If an aggregated order cannot be filled completely, allocations will generally be made on a pro rata basis. An order may not be allocated on a pro rata basis where, for example: (i) consideration is given to portfolio managers who have been instrumental in developing or negotiating a particular investment; (ii) consideration is given to an account with specialized investment policies that coincide with the particulars of a specific investment; (iii) pro rata allocation would result in odd-lot or de minimis amounts being allocated to a portfolio or other client; or (iv) where the investment adviser reasonably determines that departure from a pro rata allocation is advisable. While these aggregation and allocation policies could have a detrimental effect on the price or amount of the securities available to the Portfolio from time to time, it is the opinion of the Trustees of the Fund and the Portfolio that the benefits from the investment adviser organization outweigh any disadvantage that may arise from exposure to simultaneous transactions.

The following table shows brokerage commissions paid during the fiscal years ended November 30, 2004 and 2003, for the period from January 1, 2002 to November 30, 2002 and for the fiscal year ended December 31, 2001, as well as the amount of the Portfolio's security transactions for the most recent fiscal year (if any) that were directed to firms, that provided some Research Services to the investment adviser or its affiliates, and the commissions paid in connection therewith. As described above, the investment adviser may consider the receipt of Research Services in selecting a broker-dealer firm, provided it does not compromise the investment adviser's obligation to seek best overall execution.

                                     Amount of Transactions      Commissions Paid on
     Period           Brokerage        Directed to Firms      Transactions Directed to
       End         Commission Paid     Providing Research     Firms Providing Research
     ------        ---------------   ----------------------  -------------------------
November 30, 2004      $3,912                 $0                        $0
November 30, 2003      $7,940
November 30, 2002      $    0
December 31, 2001      $    0

The frequency of portfolio purchases and sales, known as the "turnover rate," will vary from year to year. The Portfolio's turnover rates for the fiscal years ended November 30, 2004 and 2003, for the period from January 1, 2002 to November 30, 2002 and for the fiscal year ended December 31, 2001, were 87%, 47%, 42% and 33%, respectively.

                                      TAXES

The Fund is treated as a separate entity for federal income tax purposes, and intends to qualify each year as a regulated investment company ("RIC"), under the Code. Accordingly, the Fund intends to satisfy certain requirements relating to sources of its income and diversification of its assets and to distribute substantially all of its net income and net short-term and long-term capital gains (after reduction by any available capital loss carryforwards) in accordance with the timing requirements imposed by the Code, so as to maintain its RIC status and to avoid paying any federal income or excise tax. The Fund qualified as a RIC for its fiscal year ended November 30, 2004.

Because the Fund invests its assets in the Portfolio, the Portfolio normally must satisfy the applicable source of income and diversification requirements in order for the Fund to also satisfy these requirements. For federal income tax purposes, the Portfolio intends to be treated as a partnership that is not a "publicly traded partnership" and, as a result, will not be subject to federal income tax. The Fund, as an investor in the Portfolio, will be required to take into account in determining its federal income tax liability its share of the Portfolio's income, gains, losses, deductions, and credits, without regard to whether it has received any cash distributions from the Portfolio.

The Portfolio will allocate at least annually among its investors, including the Fund, each investor's distributive share of the Portfolio's net investment income, net realized capital gains, and any other items of income, gain, loss, deduction or credit. For purposes of applying the requirements of the Code regarding qualification as a RIC, the Fund (i) will be deemed to own its proportionate share of each of the assets of the Portfolio and (ii) will be entitled to the gross income of the Portfolio attributable to such share.

In order to avoid incurring a federal excise tax obligation, the Code requires the Fund to distribute (or be deemed to have distributed) by the end of each calendar year substantially all of its ordinary income for such year and capital gain net income (for the one-year period ended on October 31 unless an election is made to use the calendar year), plus certain other amounts. Under current law, provided that the Fund qualifies as a RIC and the Portfolio is treated as a partnership for Massachusetts and federal tax purposes, neither the Fund nor the Portfolio should be liable for any income, corporate excise or franchise tax in the Commonwealth of Massachusetts.

If the Fund does not qualify for taxation as a RIC for any taxable year, the Fund's income will be subject to corporate income taxes, and all distributions from earnings and profits, including distributions of net capital gain (if any), will be taxable to shareholders as ordinary income. In addition, in order to requalify for taxation as a RIC, the Fund may be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions.

Certain investments of the Portfolio may bear original issue discount or market discount for tax purposes. The Fund will be required to include in income each year a portion of such original issue discount and may elect to include in income each year a portion of such market discount. The Portfolio may have to dispose of investments that it would otherwise have continued to hold to provide cash to enable the Fund to satisfy its distribution requirements with respect to such income.

The Portfolio's investments in options, futures contracts, hedging transactions, forward contracts (to the extent permitted), swaps and certain other transactions will be subject to special tax rules (including mark-to-market, constructive sale, straddle, wash sale, short sale and other rules), the effect of which may be to accelerate income to the Portfolio, defer Portfolio losses, cause adjustments in the holding periods of Portfolio securities, convert capital gain into ordinary income and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to Fund shareholders.

The Portfolio may be subject to foreign taxes on its income (including, in some cases, capital gains) from foreign securities. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. As it is not expected that more than 50% of the value of the total assets of the Portfolio will consist of securities issued by foreign corporations, the Fund will not be eligible to pass through to shareholders its proportionate share of any foreign taxes paid by the Portfolio and allocated to the Fund, with the result that shareholders will not include in income, and will not be entitled to take any foreign tax credits or deductions for such foreign taxes.

Dividends and distributions on the Fund's shares are generally subject to federal income tax as described herein to the extent they do not exceed the Fund's realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder's investment. Such distributions are likely to occur at a time when the Fund's net asset value reflects gains that are either unrealized or realized but not distributed. Such realized gains may be required to be distributed even when the Fund's net asset value also reflects unrealized losses. Certain distributions declared in October, November or December and paid in the following January will be taxed to shareholders as if received on December 31 of the year in which they were declared.

A loss on the repurchase of shares with a holding period of six months or less may be treated as a long-term capital loss to the extent of any distribution of long-term capital gain with respect to such shares. In addition, all or a portion of a loss realized on a repurchase or other disposition of Fund shares may be disallowed under "wash sale" rules to the extent the shareholder acquired other shares of the same Fund (whether through the reinvestment of distributions or otherwise) within the period beginning 30 days before the redemption of the loss shares and ending 30 days after such date. Any disallowed loss will result in an adjustment to the shareholder's tax basis in some or all of the other shares acquired.

Shareholders should consult their tax advisers regarding the specific tax consequences, including state and local tax consequences, of participating in a repurchase of Fund shares. A tender of shares pursuant to the repurchase offer (including an exchange for shares of another Eaton Vance fund) will be treated as a taxable sale or exchange of the shares if the tender (i) completely terminates the shareholder's interest in the Fund, (ii) is treated as a distribution that is "substantially disproportionate" or (iii) is treated as a distribution that is "not essentially equivalent to a dividend." A "substantially disproportionate" distribution generally requires a reduction of greater than 20% in the shareholder's proportionate interest in the Fund after all shares are tendered. A distribution "not essentially equivalent to a dividend" requires that there be a "meaningful reduction" in the shareholder's interest, which should be the case if the shareholder has a minimal interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his or her proportionate interest.

The Fund intends to take the position that tendering shareholders will qualify for sale or exchange treatment. If the transaction is treated as a sale or exchange for tax purposes, any gain or loss recognized will be treated as a capital gain or loss by shareholders who hold their shares as a capital asset and as a long-term capital gain or loss if such shares have been held for more than 12 months. If the transaction is not treated as a sale or exchange, the amount received upon a sale of shares may consist in whole or in part of ordinary dividend income, a return of capital or capital gain, depending on the Fund's earnings and profits for its taxable year and the shareholder's tax basis in the shares. In addition, if any amounts received are treated as a dividend to tendering shareholders, a constructive dividend may be received by non-tendering shareholders whose proportionate interest in the Fund has been increased as a result of the tender.

In general, dividends (other than capital gain dividends) paid to a shareholder that is not a "U.S. person" within the meaning of the Code (a "foreign person"), are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate). Under the American Jobs Creation Act of 2004 (the "2004 Act"), effective for taxable years of the Fund beginning after December 1, 2005 and before January 1, 2008, the Fund generally will not be required to withhold any amounts with respect to distributions of (i) U.S.-source interest income that would not be subject to U.S. federal income tax if earned directly by an individual foreign person, and (ii) net short-term capital gains in excess of net long-term capital losses, in each case to the extent such distributions are properly designated by the Fund.

The 2004 Act modifies the tax treatment of distributions from the Fund that are paid to a foreign person and are attributable to gain from "U.S. real property interests" ("USRPIs"), which the Code defines to include direct holdings of U.S. real property and interests (other than solely as a creditor) in "U.S. real property holding corporations" such as REITs. Under the 2004 Act, which is generally effective for taxable years of RICs beginning after December 31, 2004, and which applies to dividends paid or deemed paid on or before December 31, 2007, distributions to foreign persons attributable to gains from the sale or exchange of USRPIs will give rise to an obligation for those foreign persons to file a U.S. tax return and pay tax, and may well be subject to withholding under future regulations. It is not expected that a significant portion of the Fund's distributions will be attributable to gains from the sale or exchange of USRPIs.

Amounts paid by the Fund to individuals and certain other shareholders who have not provided the Fund with their correct taxpayer identification number ("TIN") and certain certifications required by the Internal Revenue Service (the "IRS") as well as shareholders with respect to whom the Fund has received certain information from the IRS or a broker, may be subject to "backup" withholding of federal income tax arising from the Fund's taxable dividends and other distributions as well as the proceeds of redemption transactions (including repurchases and exchanges), at a rate of 28% for amounts paid through 2010. The backup withholding rate will be 31% for amounts paid thereafter. An individual's TIN is generally his or her social security number.

Under Treasury regulations, if a shareholder realizes a loss on disposition of a Fund's shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs.

The foregoing discussion does not address the special tax rules applicable to certain classes of investors, such as corporations, IRAs and other retirement plans, tax-exempt entities, foreign investors, insurance companies and financial institutions. Shareholders should consult with their own tax advisers with respect to special tax rules that may apply to either particular situations, as well as the state, local and where applicable, foreign tax consequences of investing in the Fund.

                                   PERFORMANCE

PERFORMANCE CALCULATIONS. Average annual total return before deduction of taxes ("pre-tax return") is determined by multiplying a hypothetical initial purchase order of $1,000 by the average annual compound rate of return (including capital appreciation/depreciation, and distributions paid and reinvested) for the stated period and annualizing the result. The calculation assumes (i) that all distributions are reinvested at net asset value on the reinvestment dates during the period, (ii) a complete redemption of the investment at the end of the period, and (iii) the deduction of any applicable EWC at the end of the period. The Fund may quote total return for the period prior to commencement of operations which would reflect the total return of another investment company that invests in the Portfolio. If the fees or expenses of the Fund or the Portfolio are waived or reimbursed, the Fund's performance will be higher. Information about the performance of the Fund or other investments should not be considered a representation of future Fund performance.

Average annual total return after the deduction of taxes on distributions is calculated in the same manner as pre-tax return except the calculation assumes that any federal income taxes due on distributions are deducted from the distributions before they are reinvested. Average annual total return after the deduction of taxes on distributions and taxes on redemption also is calculated in the same manner as pre-tax return except the calculation assumes that (i) any federal income taxes due on distributions are deducted from the distributions before they are reinvested and (ii) any federal income taxes due upon redemption are deducted at the end of the period. After-tax returns are based on the highest federal income tax rates in effect for individual taxpayers as of the time of each assumed distribution and redemption (taking into account their tax character), and do not reflect the impact of state and local taxes. In calculating after-tax returns, the net value of any federal income tax credits available to shareholders is applied to reduce federal income taxes payable on distributions at or near year-end and, to the extent the net value of such credits exceeds such distributions, is then assumed to be reinvested in additional Fund shares at net asset value on the last day of the fiscal year in which the credit was generated or, in the case of certain tax credits, on the date on which the year-end distribution is paid. For pre-tax and after-tax total return information, see the table below.

In addition to the foregoing total return figures, the Fund may provide pre-tax and after-tax annual and cumulative total return, as well as the ending redeemable cash value of a hypothetical investment. If shares are subject to a sales charge, total return figures may be calculated based on reduced sales charges or at net asset value. These returns would be lower if the full sales charge was imposed. After-tax returns may also be calculated using different tax rate assumptions and taking into account state and local income taxes as well as federal taxes. The Fund's performance may differ from that of other investors in the Portfolio, including other investment companies.

Yield is computed pursuant to a standardized formula by dividing the net investment income per share earned during a recent thirty-day period by the maximum offering price per share on the last day of the period and annualizing the resulting figure. Net investment income per share is calculated from the yields to maturity of all debt obligations based on prescribed methods, reduced by accrued expenses for the period with the resulting number being divided by the average daily number of shares outstanding and entitled to receive distributions during the period. Yield figures do not reflect the deduction of any applicable EWC, but assume the maximum of any initial sales charge. Actual yield may be affected by variations in sales charges on investments.

PERFORMANCE INFORMATION. The table below indicates the average annual total return (both before and after taxes) on a hypothetical investment of $1,000 in shares for the periods shown in the table. The total return for the period prior to the Fund's commencement of operations, March 20, 1998, reflects the total return of another investment company that invests in the Portfolio. This total return has not been adjusted to reflect differences in operating expenses between the Fund and such other investment company. If such adjustments were made, the performance would have been different.

Total returns are historical and are calculated by determining the percentage change in net asset value or public offering price with all distributions reinvested. The Fund's past performance (both before and after taxes) is no guarantee of future results. Investment return and principal value of Fund shares will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Performance is for the stated time period only; due to market volatility, the Fund's current performance may be lower or higher than the quoted return. For the Fund's performance as of the most recent month-end, please refer to www.eatonvance.com.

ABOUT RETURNS AFTER TAXES. After-tax returns are calculated using the highest historical individual federal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder's tax situation and may differ from those shown. After-tax returns are not relevant to shareholders who hold shares in tax-deferred accounts or to shares held by non-taxable entities. Return After Taxes on Distributions for a period may be the same as Return Before Taxes for that period because no taxable distributions were made during that period. Also, Return After Taxes on Distributions and Sale of Fund Shares for a period may be greater than Return After Taxes on Distributions for the same period because of losses realized on the sale of Fund shares. The tax treatment of a portion of the distributions made in the current year may be recharacterized as taxable after year-end.


                                       Length of Period Ended  November 30, 2004
Average Annual Total Return:                   One Year   Five Years   Ten Years
----------------------------                   --------   ----------   ---------
Before Taxes                                     5.37%       3.93%       5.48%
After Taxes                                      4.24%       1.98%       3.07%
After Taxes on Distributions and Redemption      3.47%       2.13%       3.15%

For the 30 days ended November 30, 2004, the SEC yield was 3.50%.

DISCLOSURE OF PORTFOLIO HOLDINGS AND RELATED INFORMATION. In accordance with rules established by the SEC, the Fund sends semiannual and annual reports to shareholders that contain a complete list of portfolio holdings as of the end of the second and fourth fiscal quarters, respectively, within 60 days of quarter-end. The Fund also discloses complete portfolio holdings as of the end of the first and third fiscal quarters on Form N-Q, which is filed with the SEC within 60 days of quarter-end. The Fund's complete portfolio holdings as reported in annual and semiannual reports and on Form N-Q (which includes a list of the Portfolio's holdings) are available for viewing on the SEC website at http://www.sec.gov and may be reviewed and copied at the SEC's public reference room (information on the operation and terms of usage of the SEC public reference room is available at http://www.sec.gov/info/edgar/prrrules.htm or by calling 1-800-SEC-0330). Generally within 5 business days of filing with the SEC, the Fund's portfolio holdings as reported in annual and semiannual reports and on Form N-Q also are available on Eaton Vance's website at www.eatonvance.com and are available upon request at no additional cost by contacting Eaton Vance at 1-800-225-6265. The Fund also will post a complete list of its portfolio holdings (including the Portfolio's holdings) as of each calendar quarter end on the Eaton Vance website within 60 days of calendar quarter-end.

In addition to the disclosure of complete portfolio holdings, the Fund may also post information about certain portfolio characteristics (such as top ten holdings and asset allocation information) as of each calendar quarter end on the Eaton Vance website approximately ten business days after quarter-end. Such information is also available upon request by contacting Eaton Vance at 1-800-225-6265.

The portfolio holdings of the Fund and other information concerning portfolio characteristics may be considered material, non-public information. The Fund does not selectively disclose to any person the portfolio holdings and related information of the Fund. However, portfolio holdings may be disclosed, from time to time as necessary, for legitimate business purposes of the Fund including the following: 1) affiliated and unaffiliated service providers (including the investment adviser, custodian, transfer agent, principal underwriter, etc.) that have a legal or contractual duty to keep such information confidential; 2) other persons who owe a fiduciary or other duty of trust or confidence to the Fund (such as Fund legal counsel and independent registered public accounting firm); or 3) persons to whom the disclosure is made in advancement of a legitimate business purpose of the Fund and who have expressly agreed in writing to maintain the disclosed information in confidence and to use it only in connection with the legitimate business purpose underlying the arrangement (such as arrangements with securities lending agents, credit rating agencies, statistical ratings agencies, analytical service providers engaged by the investment adviser, proxy evaluation vendors, pricing services, translation services and lenders under Fund credit facilities). Additional categories of disclosure involving a legitimate business purpose may be added to this list in the future.

The foregoing portfolio holdings disclosure policies are designed to provide useful information concerning the Fund to existing and prospective Fund shareholders while at the same time inhibiting the improper use of portfolio holdings information in trading Fund shares and/or portfolio securities held by the Fund. However, there can be no assurance that the provision of any portfolio holdings information is not susceptible to inappropriate uses (such as the development of "market timing" models), particularly in the hands of highly sophisticated investors, or that it will not in fact be used in such ways beyond the control of the Fund.

                              FINANCIAL STATEMENTS

The audited financial statements of, and the report of the independent registered public accounting firm for the Fund and Portfolio appear in the Fund's most recent annual report to shareholders and are incorporated by reference into this SAI. A copy of the annual report accompanies this SAI.

HOUSEHOLDING. Consistent with applicable law, duplicate mailings of shareholder reports and certain other Fund information to shareholders residing at the same address may be eliminated.


Registrant incorporates by reference the audited financial information for the Fund and the Portfolio for the fiscal year ended November 30, 2004, as
previously    filed    electronically    with    the    SEC    (Accession    No.
0000950156-05-000112).

                                                                      APPENDIX A

                      DESCRIPTION OF CORPORATE BOND RATINGS

The ratings indicated herein are believed to be the most recent ratings available at the date of this SAI for the securities listed. Ratings are generally given to securities at the time of issuance. While the rating agencies may from time to time revise such ratings, they undertake no obligation to do so, and the ratings indicated do not necessarily represent ratings which would be given to these securities on a particular date.

Bonds which are unrated expose the investor to risks with respect to capacity to pay interest or repay principal which are similar to the risks of lower-rated speculative bonds. Evaluation of these bonds is dependent on the investment adviser's judgment, analysis and experience.

Investors should note that the assignment of a rating to a bond by a rating service may not reflect the effect of recent developments on the issuer's ability to make interest and principal payments.

MOODY'S INVESTORS SERVICE, INC.

Aaa: Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risk appear somewhat larger than the Aaa securities.

A: Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa: Bonds which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba: Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during other good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C: Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

ABSENCE OF RATING: Where no rating has been assigned or where a rating has been suspended or withdrawn, it may be for reasons unrelated to the quality of the issue.

Should no rating be assigned, the reason may be one of the following:

 1.  An application for rating was not received or accepted.
 2. The issue or issuer belongs to a group of securities or companies that are not rated as a matter of policy.
 3.  There is a lack of essential data pertaining to the issue or issuer.
 4. The issue was privately placed, in which case the rating is not published in Moody's publications.

Suspension or withdrawal may occur if new and material circumstances arise, the effects of which preclude satisfactory analysis; if there is no longer available reasonable up-to-date data to permit a judgment to be formed; if a bond is called for redemption; or for other reasons.

NOTE: Moody's applies numerical modifiers, 1, 2, and 3 in each generic rating classification from Aa through B. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

STANDARD & POOR'S RATINGS GROUP

AAA: An obligation rated AAA has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA: An obligation rated AA differs from the highest rated obligations only to a small degree. The obligor's capacity to meet its financial commitment is very strong.

A: An obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB: An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB: An obligation rated BB is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B: An obligation rated B is more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC: An obligation rated CCC is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC: An obligation rated CC is currently highly vulnerable to nonpayment.

C: The C rating may be used to cover a situation where a bankruptcy petition has been filed or similar action has been taken but payments on this obligation are being continued. C is also used for a preferred stock that is in arrears (as well as for junior debt of issuers rated CCC and CC).

D: The D rating, unlike other ratings, is not prospective; rather, it is used only where a default has actually occurred - and not where a default is only expected. Plus (+) or Minus (-): The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

NR: NR indicates no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular type of obligation as a matter of policy.

NOTES: An obligation which is unrated exposes the investor to risks with respect to capacity to pay interest or repay principal which are similar to the risks of lower-rated speculative obligations. Evaluation of such debt is dependent on the investment adviser's judgment, analysis and experience.

Investors should note that the assignment of a rating to a bond by a rating service may not reflect the effect of recent developments on the issuer's ability to make interest and principal payments.

                                                                      APPENDIX B


                                EATON VANCE FUNDS
                       PROXY VOTING POLICY AND PROCEDURES

I.   OVERVIEW

The Boards of Trustees (the "Boards") of the Eaton Vance Funds (the "Funds") recognize that it is their fiduciary responsibility to actively monitor the Funds' operations. The Boards have always placed paramount importance on their oversight of the implementation of the Funds' investment strategies and the overall management of the Funds' investments. A critical aspect of the investment management of the Funds continues to be the effective assessment and voting of proxies relating to the Funds' portfolio securities. While the Boards will continue to delegate the day-to-day responsibilities relating to the management of the proxy-voting process to the relevant investment adviser or sub-adviser, if applicable, of the Fund (or its underlying portfolio in the case of a master-feeder arrangement), the Boards have determined that it is in the interests of the Funds' shareholders to adopt these written proxy voting policy and procedures (the "Policy"). For purposes of this Policy the term "Fund" shall include a Fund's underlying portfolio in the case of a master-feeder arrangement and the term "Adviser" shall mean the adviser to a Fund or its sub-adviser if a sub-advisory relationship exists.

II.  DELEGATION OF PROXY VOTING RESPONSIBILITIES

Pursuant to investment advisory agreements between each Fund and its Adviser, the Adviser has long been responsible for reviewing proxy statements relating to Fund investments and, if the Adviser deems it appropriate to do so, to vote proxies on behalf of the Funds. The Boards hereby formally delegate this responsibility to the Adviser, except as otherwise described in this Policy. In so doing, the Boards hereby adopt on behalf of each Fund the proxy voting policies and procedures of the Adviser(s) to each Fund as the proxy voting policies and procedures of the Fund. The Boards recognize that the Advisers may from time to time amend their policies and procedures. The Advisers will report material changes to the Boards in the manner set forth in Section IV below. In addition, the Boards will annually review and approve the Advisers' proxy voting policies and procedures

III. DELEGATION OF PROXY VOTING DISCLOSURE RESPONSIBILITIES

The Securities and Exchange Commission (the "Commission") recently enacted certain new reporting requirements for registered investment companies. The Commission's new regulations require that funds (other than those which invest exclusively in non-voting securities) make certain disclosures regarding their proxy voting activities. The most significant disclosure requirement for the Funds is the duty pursuant to Rule 30b1-4 promulgated under the Investment Company Act of 1940, as amended (the "1940 Act"), to file Form N-PX no later than August 31/st/ of each year beginning in 2004.

Under Form N-PX, each Fund will be required to disclose, among other things, information concerning proxies relating to the Fund's portfolio investments, whether or not the Fund (or its Adviser) voted the proxies relating to securities held by the Fund and how it voted in the matter and whether it voted for or against management.

The Boards hereby delegate to each Adviser the responsibility for recording, compiling and transmitting in a timely manner all data required to be filed on Form N-PX to Eaton Vance Management, which acts as administrator to each of the Funds (the "Administrator"), for each Fund that such Adviser manages. The Boards hereby delegate the responsibility to file Form N-PX on behalf of each Fund to the Administrator.

IV.  CONFLICTS OF INTEREST

The Boards expect each Adviser, as a fiduciary to the Fund(s) it manages, to put the interests of each Fund and its shareholders above those of the Adviser. In the event that in connection with its proxy voting responsibilities a conflict of interest arises between a Fund's shareholders and the Fund's Adviser or the Administrator (or any of their affiliates) or any affiliated person of the Fund, the Adviser, to the extent it is aware or reasonably should have been aware of the conflict, will refrain from voting any proxies related to companies giving rise to such conflict until it notifies and consults with the appropriate Board(s) concerning the conflict.

Once the Adviser notifies the relevant Board(s) of the conflict, the Board(s) shall convene a meeting of the Boards' Fund Special Committee (the "Committee") to review and consider all relevant materials related to the proxies involved. In considering such proxies, the Adviser shall make available all materials requested by the Committee and make reasonably available appropriate personnel to discuss the matter with the Committee upon the Committee's request. The Committee will instruct the Adviser on the appropriate course of action. If the Committee is unable to meet and the failure to vote a proxy would have a material adverse impact on the Fund(s) involved, each Adviser will have the right to vote such proxy, provided that it discloses the existence of the conflict to the Committee at its next meeting.

V.   REPORTS

The Administrator shall make copies of each Form N-PX filed on behalf of the Funds available for the Boards' review upon the Boards' request. The Administrator (with input from the Adviser for the relevant Fund(s)) shall also provide any reports reasonably requested by the Boards regarding the proxy voting records of the Funds.

Each Adviser shall annually report any material changes to such Adviser's proxy voting policies and procedures to the relevant Board(s) and the relevant Board(s) will annually review and approve the Adviser's proxy voting policies and procedures. Each Adviser shall report any changes to such Adviser's proxy voting policies and procedures to the Administrator prior to implementing such changes in order to enable the Administrator to effectively coordinate the Funds' disclosure relating to such policies and procedures.

                                                                      APPENDIX C

                             EATON VANCE MANAGEMENT
                         BOSTON MANAGEMENT AND RESEARCH
                      PROXY VOTING POLICIES AND PROCEDURES


I.   INTRODUCTION

Eaton Vance Management, Boston Management and Research and Eaton Vance Investment Counsel (each an "Adviser" and collectively the "Advisers") have each adopted and implemented policies and procedures that each Adviser believes are reasonably designed to ensure that proxies are voted in the best interest of clients, in accordance with its fiduciary duties and Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended. The Advisers' authority to vote the proxies of their clients is established by their advisory contracts or similar documentation, such as the Eaton Vance Funds Proxy Voting Policies and
Procedures. These proxy policies and procedures reflect the Securities and Exchange Commission ("SEC") requirements governing advisers and the long-standing fiduciary standards and responsibilities for ERISA accounts set out in the Department of Labor Bulletin 94-2 C.F.R. 2509.94-2 (July 29, 1994).

II.  OVERVIEW

Each Adviser manages its clients' assets with the overriding goal of seeking to provide the greatest possible return to such clients consistent with governing laws and the investment policies of each client. In pursuing that goal, each Adviser seeks to exercise its clients' rights as shareholders of voting securities to support sound corporate governance of the companies issuing those securities with the principle aim of maintaining or enhancing the companies' economic value.

The exercise of shareholder rights is generally done by casting votes by proxy at shareholder meetings on matters submitted to shareholders for approval (for example, the election of directors or the approval of a company's stock option plans for directors, officers or employees). Each Adviser is adopting the formal written guidelines described in detail below and will utilize such guidelines in voting proxies on behalf of its clients. These guidelines are designed to promote accountability of a company's management and board of directors to its shareholders and to align the interests of management with those of shareholders.

In seeking to ensure a level of consistency and rationality in the proxy voting process, the guidelines contained in these policies and procedures are designed to address the manner in which certain matters that arise regularly in proxies will generally be voted. However, each Adviser takes the view that these guidelines should not be used as mechanical instructions for the exercise of this important shareholder right. Except in the instance of routine matters related to corporate administrative matters which are not expected to have a significant economic impact on the company or its shareholders (on which the Advisers will routinely vote with management), the Advisers will review each matter on a case-by-case basis and reserve the right to deviate from these guidelines when they believe the situation warrants such a deviation. In addition, no set of guidelines can anticipate all situations that may arise. In special cases, the Proxy Administrator (the person specifically charged with the responsibility to review and vote proxies on behalf of each Adviser's clients) may seek insight from the Adviser's analysts, portfolio managers and/or Chief Equity Investment Officer on how a particular proxy proposal will impact the financial prospects of a company, and vote accordingly. The guidelines are just that: guidelines rather than hard and fast rules, simply because corporate governance issues are so varied.

III. PROXY VOTING GUIDELINES

The following guidelines relate to the types of proposals that are most frequently presented in proxy statements to shareholders. Absent unusual circumstances, each Adviser will utilize these guidelines when voting proxies on behalf of its clients.

     A. ELECTION OF BOARD OF DIRECTORS

     The Advisers believe that a Board of Directors should primarily be independent, not have significant ties to management and consist of members who are all elected annually. In addition, the Advisers believe that important Board committees (e.g., audit, nominating and compensation committees) should be entirely independent. In general,

     * The Advisers will support the election of directors that result in a Board made up of a majority of independent directors.
     * The Advisers will support the election for independent directors to serve on the audit, compensation, and/or nominating committees of a Board of Directors.

     * The Advisers will hold all directors accountable for the actions of the Board's committees. For example, the Advisers will consider withholding votes for nominees who have recently approved compensation arrangements that the Advisers deem excessive or propose equity-based compensation plans that unduly dilute the ownership interests of shareholders.
     * The Advisers will support efforts to declassify existing Boards, and will vote against proposals by companies to adopt classified Board structures.
     * The Advisers will vote against proposals for cumulative voting, confidential stockholder voting and the granting of pre-emptive rights.

     B. APPROVAL OF INDEPENDENT AUDITORS

     The Advisers believe that the relationship between the company and its auditors should be limited primarily to the audit engagement and closely allied audit-related and tax services, although non-audit services may be provided so long as they are consistent with the requirements of the Sarbanes-Oxley Act and, if required, have been approved by an independent audit committee. The Advisers will also consider the reputation of the auditor and any problems that may have arisen in the auditor's performance of services.

     C. EXECUTIVE COMPENSATION

     The Advisers believe that appropriately designed equity-based compensation plans, approved by shareholders, can be an effective way to align the interests of shareholders and the interests of management, employees, and directors. However, the Advisers are opposed to plans that substantially dilute shareholders' ownership interests in the company or have objectionable structural features.

     * The Advisers will generally vote against plans where total potential dilution (including all equity-based plans) seems likely to exceed 15% of shares outstanding over ten years and extends longer than ten years.
     * The Advisers will generally vote against plans if annual option grants exceed 2% of shares outstanding.

     These total and annual dilution thresholds are guidelines, not ceilings, and when assessing a plan's impact on client shareholdings the Advisers will consider other factors such as specific industry practices, company and stock performance and management credibility. The Proxy Administrator may consult with the relevant analyst(s) or portfolio manager(s) or, if appropriate, the Chief Equity Investment Officer, to determine when or if it may be appropriate to exceed these guidelines.

     * The Advisers will typically vote against plans that have any of the following structural features:

          *    Ability  to  re-price   underwater  options  without  shareholder
               approval.
          * The unrestricted ability to issue options with an exercise price below the stock's current market price.
          *    Automatic share replenishment ("evergreen") feature.

     * The Advisers are supportive of measures intended to increase long-term stock ownership by executives. These may include:

          * Requiring senior executives to hold a minimum amount of stock in the company (frequently expressed as a certain multiple of the executive's salary).
          *    Using restricted stock grants instead of options.
          * Utilizing phased vesting periods or vesting tied to company specific milestones or stock performance.

     * The Advisers will generally support the use of employee stock purchase plans to increase company stock ownership by employees, provided that shares purchased under the plan are acquired for no less than 85% of their market value.

     In assessing a company's executive compensation plan, the Advisers will weigh all components of the plan. For example, the grant of stock options to executives of a company in a particular year may appear excessive if that grant goes above 2% of the shares outstanding of the company. However, such grants may be appropriate if the senior management of the company has accepted significantly reduced cash compensation for the year in lieu of receiving a greater number of options.

     D. CORPORATE STRUCTURE MATTERS/ANTI-TAKEOVER DEFENSES

     As a general matter, the Advisers oppose anti-takeover measures and other proposals designed to limit the ability of shareholders to act on possible transactions. In general,

     * Because a classified board structure prevents shareholders from electing a full slate of directors annually, the Advisers will typically vote against proposals to create classified boards and vote in favor of shareholder proposals to declassify a board.
     * The Advisers will vote for proposals to subject shareholder rights plans ("poison pills") to a shareholder vote.
     * The Advisers will vote for shareholder proposals that seek to eliminate supermajority voting requirements and oppose proposals seeking to implement supermajority voting requirements.
     * The Advisers will generally vote against proposals to authorize preferred stock whose voting, conversion, dividend and other rights are determined at the discretion of the board of directors when the stock is issued, when used as an anti-takeover device. However, such "blank check" preferred stock may be issued for legitimate financing needs and the Adviser may vote for proposals to issue such preferred stock when it believes such circumstances exist.
     * The Advisers will vote for proposals to lower barriers to shareholder action (for example, limiting rights to call special meetings or act by written consent).
     * The Advisers will vote against proposals for a separate class of stock with disparate voting rights.
     * The Advisers will consider on a case-by-case basis on board approved proposals regarding changes to a company's capitalization; however, the Advisers will generally vote in favor of proposals authorizing the issuance of additional common stock (except in the case of a merger, restructuring or another significant corporate event which will be handled on a case-by-case basis), provided that such issuance does not exceed three times the number of currently outstanding shares.

     E. STATE OF INCORPORATION/OFFSHORE PRESENCE

     Under ordinary circumstances, the Advisers will not interfere with a choice to reincorporate or reorganize a company in a different jurisdiction, provided that management's decision has been approved by the board of directors. The Advisers recognize that there may be benefits to reincorporation (such as tax benefits and more developed business laws in the jurisdiction of reincorporation). Each proposal to reincorporate in offshore tax havens will be reviewed on a case-by-case basis to determine whether such actions are in the best interests of the shareholders of the company, including the Advisers' clients.

     F.  ENVIRONMENTAL/SOCIAL POLICY ISSUES

     The Advisers believe that "ordinary business matters" are primarily the responsibility of management and should be approved solely by the company's board of directors. The Advisers recognize that certain social and environmental issues raised in shareholder proposals are the subject of vigorous public debate and many are the subject of legal statutes or regulation by federal and/or state agencies. The Advisers generally support management on these types of proposals, although they may make exceptions where they believe a proposal has substantial economic implications. The Advisers expect that the companies in which they invest their clients' assets will act as responsible corporate citizens.

     G. CIRCUMSTANCES UNDER WHICH THE ADVISERS WILL ABSTAIN FROM VOTING

     The Advisers will seek to vote all proxies for clients who have delegated the responsibility to vote such proxies to the Advisers. Under certain circumstances, the costs to their clients associated with voting such proxies would far outweigh the benefit derived from exercising the right to vote. In those circumstances, the Advisers will make a case-by-case determination on whether or not to vote such proxies. In the case of countries which required so-called "share blocking," the Adviser may also abstain from voting. The Advisers will not seek to vote proxies on behalf of their clients unless they have agreed to take on that responsibility on behalf of a client. Finally, the Advisers may be required to abstain from voting on a particular proxy in a situation where a conflict exists between the Adviser and its client. The policy for resolution of such conflicts is described below in Section V.

IV.  RECORDKEEPING

The Advisers will maintain records relating to the proxies they vote on behalf of their clients in accordance with Section 204-2 of the Investment Advisers Act of 1940, as amended. Those records will include:

     *    A copy of the Advisers' proxy voting policies and procedures;

     * Proxy statements received regarding client securities (if such proxies are available on the SEC's EDGAR system or a third party undertakes to promptly provide a copy of such documents to the Advisers, the Advisers do not need to retain a separate copy of the proxy statement);
     *    A record of each vote cast;
     * A copy of any document created by the Advisers that was material to making a decision on how to vote a proxy for a client or that memorializes the basis for such a decision; and
     * Each written client request for proxy voting records and the Advisers' written response to any client request (whether written or oral) for such records.

All records described above will be maintained in an easily accessible place for five years and will be maintained in the offices of the Advisers for two years after they are created.

V.   IDENTIFICATION AND RESOLUTION OF CONFLICTS WITH CLIENTS

As fiduciaries to their clients, each Adviser puts the interests of its clients ahead of its own. In order to ensure that relevant personnel of the Advisers are able to identify potential conflicts of interest, each Adviser will take the following steps:

     * Quarterly, the Eaton Vance Legal and Compliance Departments will seek information from the department heads of each department of the Advisers and of Eaton Vance Distributors, Inc. ("EVD") (an affiliate of the Advisers and principal underwriter of the Eaton Vance Funds). Each department head will be asked to provide a list of significant clients or prospective clients of the Advisers or EVD. For example, a department head would report the fact that EVD was in discussions with a corporate client considering management of the corporation's 401(k) plan assets.
     * A representative of the Legal and Compliance Departments will compile a list of the companies identified (the "Conflicted Companies") and provide that list to the Proxy Administrator.
     * The Proxy Administrator will compare the list of Conflicted Companies with the names of companies for which he or she expects to receive or has received proxy statements (the "Proxy Companies"). If a Conflicted Company is also a Proxy Company, the Proxy Administrator will report that fact to the Eaton Vance Chief Legal Officer and the Chief Equity Investment Officer.

The Chief Legal Officer and Chief Equity Investment Officer will then determine if a conflict of interest exists between the relevant Adviser and its client. If they determine that a conflict exists, they or their designees will take the following steps to seek to resolve such conflict prior to voting any proxies relating to these Conflicted Companies.

     * For clients other than a Fund, if the Proxy Administrator expects to vote the proxy of the Conflicted Company strictly according to the guidelines contained in these Proxy Voting Policies and Procedures (the "Policies"), she will (i) inform the Chief Legal Officer and Chief Equity Investment Officer (or their designees) of that fact,
          (ii) vote the proxies and (iii) record the existence of the conflict and the resolution of the matter.
     * If (i) the client involved is a Fund, or (ii) the Proxy Administrator intends to vote in a manner inconsistent with the guidelines contained herein or, if the issues raised by the proxy are not contemplated by these Policies, and the matters involved in such proxy could have a material economic impact on the client(s) involved, the Adviser will seek instruction on how the proxy should be voted from:
          *    The client, in the case of an individual or corporate client;
          * In the case of a Fund, its board of directors, or any committee identified by the board; or
          * The adviser, in situations where the Adviser acts as a sub-adviser to such adviser.

The Adviser will provide all reasonable assistance to each party to enable such party to make an informed decision.

If the client, fund board or adviser, as the case may be, fails to instruct the Adviser on how to vote the proxy, the Adviser will generally abstain from voting in order to avoid the appearance of impropriety. If however, the failure of the Adviser to vote its clients' proxies would have a material adverse economic impact on the Advisers' clients' securities holdings in the Conflicted Company, the Adviser may vote such proxies in order to protect its clients' interests. In either case, the Proxy Administrator will record the existence of the conflict and the resolution of the matter.

                                     PART C

                                OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

(1) FINANCIAL STATEMENTS:

     INCLUDED IN PART A:

     Financial highlights for the two years ended November 30, 2004, for the eleven-month period ended November 30, 2002, for each of the three years ended December 31, 2001, and for the period from the start of business, March 20, 1998, to December 31, 1998

     Included in Part B:

          INCORPORATED BY REFERENCE TO THE ANNUAL REPORT DATED NOVEMBER 30, 2004 (ACCESSION NO. 0000950156-05-000112), FILED ELECTRONICALLY PURSUANT TO
          SECTION 30(B)(2) OF THE INVESTMENT COMPANY ACT OF 1940.

        Financial Statements for EATON VANCE ADVISERS SENIOR FLOATING-RATE FUND:

          Statement of Assets and Liabilities as of November 30, 2004
          Statement of Operations for the year ended November 30, 2004 Statements of Changes in Net Assets for the two years ended
            November 30, 2004
          Financial Highlights for the two years ended November 30, 2004, for the eleven-month period ended November 30, 2002, and for each of the three years ended December 31, 2001
          Notes to Financial Statements
          Report of Independent Registered Public Accounting Firm

        Financial Statements for SENIOR DEBT PORTFOLIO:
          Portfolio of Investments as of November 30, 2004
          Statement of Assets and Liabilities as of November 30, 2004
          Statement of Operations for the year ended November 30, 2004 Statements of Changes in Net Assets for the two years ended
            November 30, 2004
          Supplementary Data for the two years ended November 30, 2004, for the eleven-month period ended November 30, 2002 and for each of the three years ended December 31, 2001
          Notes to Financial Statements
          Report of Independent Registered Public Accounting Firm

(2) EXHIBITS (WITH INAPPLICABLE ITEMS OMITTED)

  (a) Agreement and Declaration of Trust dated February 19, 1998 filed as Exhibit (a) to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-46853) and to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-08671) filed with the Commission on February 25, 1998 (Registration Statement) and incorporated herein by reference.

  (b)(a) By-Laws filed as Exhibit (b) to the Registration Statement and incorporated herein by reference.

     (b) Amendment to By-Laws dated June 18, 2002 filed as Exhibit (b)(b) to Post-Effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-32266) and Amendment No. 7 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-08671) filed with the Commission on March 24, 2003 (Amendment No. 7) and incorporated herein by reference.

     (c) Amendment to By-Laws dated October 21, 2002 filed as Exhibit (b)(c) to Amendment No. 7 and incorporated herein by reference. (d) Amendment to By-Laws dated February 7, 2005 filed herewith.

     (d)  Amendment to By-Laws dated February 7, 2005 filed herewith.

  (h)(a) Distribution Agreement dated February 20, 1998 filed as Exhibit (h)(a) to the Registration Statement and incorporated herein by reference.

     (b) Selling Group Agreement between Eaton Vance Distributors, Inc. and Authorized Dealers filed as Exhibit (6)(b) to the Post-Effective Amendment No. 61 to the Registration Statement of Eaton Vance Growth Trust (File Nos. 2-22019 and 811-1241) and incorporated herein by reference.

     (c) Schedule of Dealer Discounts and Sales Charges filed as Exhibit (6)(c) to Post-Effective Amendment No. 59 to the Registration Statement of Eaton Vance Growth Trust (File Nos. 2-22019 and 811-1241) and incorporated herein by reference.

  (i) The Securities and Exchange Commission has granted the Registrant an exemptive order that permits the Registrant to enter into deferred compensation arrangements with its independent Trustees. See in the Matter of Capital Exchange Fund, Inc., Release No. IC-20671 (November 1, 1994).

  (j)(a) Custodian Agreement dated February 20, 1998 filed as Exhibit (j) to the Registration Statement and incorporated herein by reference.

     (b) Amendment to Master Custodian Agreement with Investors Bank & Trust Company dated December 21, 1998 as Exhibit (g)(3) to the Registration Statement of Eaton Vance Municipals Trust (File Nos. 33-572 and 811-4409) (Accession No. 0000950156-99-000050) and incorporated herein by reference.

     (c) Extension Agreement dated August 31, 2000 to Master Custodian Agreement with Investors Bank & Trust Company filed as Exhibit (j)(d) to Post-Effective Amendment No. 4 of Eaton Vance Prime Rate Reserves (File Nos. 333-32268, 811-05808) filed with the Commission on January 18, 2001 (Accession No. 0000940394-01-500021) and incorporated herein by reference.

     (d) Delegation Agreement dated December 11, 2000 with Investors Bank & Trust Company filed as Exhibit (j)(d) to Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-32266) and Amendment No. 5 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-08671) filed with the Commission on April 3, 2001 (Amendment No.
          5) and incorporated herein by reference.

  (k)(a)  Administration  Agreement  dated  February  20,  1998 filed as Exhibit
          (k)(a) to the Registration Statement and incorporated herein by reference.

     (b) Amendment dated December 21, 1998 to the Administration Agreement dated February 20, 1998 filed as Exhibit (k)(b) to Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-72707) and Amendment No. 3 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-08671) filed with the Commission April 23, 1999 (Amendment No. 3) and incorporated herein by reference.

     (c) Service Plan adopted December 21, 1998 filed as Exhibit (k)(b) to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-72707) and Amendment No. 2 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-08671) filed with the Commission on February 22, 1999 (Amendment No. 2) and incorporated herein by reference.

     (d)  Transfer  Agency  Agreement dated as of July 31, 2003 filed as Exhibit
          (h)(3) to Post-Effective Amendment No. 82 of Eaton Vance Growth Trust (File Nos. 2-22019, 811-1241) filed July 31, 2003 (Accession No.
          0000940394-03-000592) and incorporated herein by reference.

     (e) Sub-Transfer Agency Services Agreement effective August 1, 2002 between PFPC Inc. and Eaton Vance Management filed as Exhibit (h)(3) to Post-Effective Amendment No. 45 of Eaton Vance Investment Trust (File Nos. 33-1121, 811-4443) ) filed July 24, 2002 (Accession No.
          0000940394-02-0004620) and incorporated herein by reference.

  (l)     Opinion and  Consent of Counsel  dated March 10, 2000 filed as Exhibit
          (l) to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-32266) and Amendment No. 4 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-08671) filed with the Commission March 13, 2000 (Amendment No. 4) and incorporated herein by reference.

  (n)     Consent  of  Independent   Registered  Public  Accounting  Firm  filed
          herewith.

  (p) Letter Agreement with Eaton Vance Management dated February 20, 1998 filed as Exhibit (p) to the Registration Statement and incorporated herein by reference.

  (r) Code of Ethics adopted by Eaton Vance Corp., Eaton Vance Management, Boston Management and Research, Eaton Vance Distributors, Inc. and the Eaton Vance Funds effective September 1, 2000, as revised February 1, 2005, filed as Exhibit (r)(1) to the Registration Statement on Form N-2 of Eaton Vance Global Enhanced Equity Income Fund (File Nos. 333-122540, 811-21711) filed with the Commission on February 4, 2005 (Accession No. 0000898432-05-000098) and incorporated herein by reference.

  (s)(a) Power of Attorney for Eaton Vance Advisers Senior Floating-Rate Fund dated July 1, 2003 filed as Exhibit (s)(a) to Post-Effective Amendment No. 4 to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-32266) and Amendment No. 8 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-08671) filed with the Commission on March 19, 2004 (Amendment No.
          4) and incorporated herein by reference.

     (b) Power of Attorney for Senior Debt Portfolio dated July 1, 2003 filed as Exhibit (s)(b) to Amendment No. 4 and incorporated herein by reference.

ITEM 26. MARKETING ARRANGEMENTS

     Not applicable.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the approximate expenses incurred in connection with the offerings of Registrant:


     Registration fees                                            $179,829
     National Association of Securities Dealers, Inc. Fees        $ 66,210
     Printing (other than stock certificates)                     $ 37,500
     Engraving and printing stock certificates                    $  1,000
     Fees and expenses of qualification under state securities
       laws (excluding fees of counsel)                           $ 56,000
     Accounting fees and expenses                                 $  5,000
     Legal fees and expenses                                      $  2,000
                                                                  --------
           Total                                                  $347,539(1)
                                                                  ========

-------------------------------
(1) These amounts include expenses for the shares being registered hereby and those registered pursuant to the Registration Statements declared effective on March 20, 1998 (File No. 333-46853); May 3, 1999 (File No. 333-72707);
     and March 15, 2000 (File No. 333-32266).

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

     None.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

               (1)                                  (2)
          TITLE OF CLASS                  NUMBER OF RECORD HOLDERS
  Shares of beneficial interest                    2,288
                                                   as of
                                               March 1, 2005

ITEM 30. INDEMNIFICATION

     The Registrant's By-Laws contain provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances. Registrant's Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their capacities as such.

     The distribution agreement of the Registrant also provides for reciprocal indemnity of the principal underwriter on the one hand, and the Trustees and officers, on the other.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER


     Reference is made to: (i) the information set forth under the captions "Management of the Fund" in the Prospectus and "Investment Advisory and Administrative Services" in the Statement of Additional Information; (ii) the Eaton Vance Corp. 10-K filed under the Securities Exchange Act of 1934 (File No. 1-8100); and (iii) the Forms ADV of Eaton Vance Management (File No. 801-15930) and Boston Management and Research (File No. 801-43127) filed with the Commission, all of which are incorporated herein by reference.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

     All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are in the possession and custody of the Registrant's custodian, Investors Bank & Trust Company, 200 Clarendon Street, 16th Floor, Mail Code ADM27, Boston, MA 02116, and its transfer agent, PFPC Inc., 4400 Computer Drive, Westborough, MA 01581-5120, with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of Eaton Vance Management, The Eaton Vance Building, 255 State Street, Boston, MA 02109. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of Eaton Vance Management and Boston Management and Research.

ITEM 33. MANAGEMENT SERVICES

     None.

ITEM 34. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new
Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the continuous offering of the shares; and

     (4) To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Amendment to the Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston, and the Commonwealth of Massachusetts, on March 28, 2005.


                              EATON VANCE ADVISERS SENIOR
                              FLOATING-RATE FUND

                              By:  /s/ Scott H. Page
                                   ----------------------------------
                                   Scott H. Page, President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on March 28, 2005.

      SIGNATURE                                 TITLE
      ---------                                 -----

/s/ Scott H. Page              President and Principal Executive Officer
------------------------
Scott H. Page

/s/ James B. Hawkes                             Trustee
------------------------
James B. Hawkes

/s/ Barbara E. Campbell             Treasurer (Principal Financial and
------------------------                    Accounting Officer)
Barbara E. Campbell

Samuel L. Hayes, III*                           Trustee
------------------------
Samuel L. Hayes

William H. Park*                                Trustee
------------------------
William H. Park

Ronald A. Pearlman*                             Trustee
------------------------
Ronald A. Pearlman

Norton H. Reamer*                               Trustee
-------------------------
Norton H. Reamer

Lynn A. Stout*                                  Trustee
------------------------
Lynn A. Stout

*By:  /s/ Alan R. Dynner
      ---------------------------------
      Alan R. Dynner (As attorney-in-fact)

                                   SIGNATURES

     Senior Debt Portfolio has duly caused this Amendment to the Registration Statement on Form N-2 of Eaton Vance Advisers Senior Floating-Rate Fund (File No. 333-32266) to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston and the Commonwealth of Massachusetts on March 28, 2005.


                                 SENIOR DEBT PORTFOLIO

                                 By:  /s/ Scott H. Page
                                      -------------------------------
                                      Scott H. Page, President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in their capacities and on March 28, 2005.

      SIGNATURE                                 TITLE
      ---------                                 -----

/s/ Scott H. Page              President and Principal Executive Officer
------------------------
Scott H. Page

/s/ James B. Hawkes                             Trustee
------------------------
James B. Hawkes

/s/ Barbara E. Campbell             Treasurer (Principal Financial and
------------------------                    Accounting Officer)
Barbara E. Campbell

Samuel L. Hayes, III*                           Trustee
------------------------
Samuel L. Hayes

William H. Park*                                Trustee
------------------------
William H. Park

Ronald A. Pearlman*                             Trustee
------------------------
Ronald A. Pearlman

Norton H. Reamer*                               Trustee
-------------------------
Norton H. Reamer

Lynn A. Stout*                                  Trustee
------------------------
Lynn A. Stout

*By:  /s/ Alan R. Dynner
      ---------------------------------
      Alan R. Dynner (As attorney-in-fact)

                                  EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

  (b)(d)       Amendment to By-Laws dated February 7, 2005

  (n)          Consent of Independent Registered Public Accounting Firm